Registration No. 333-_______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIDWEST EXPRESS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	4512	39-1828757
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Midwest Express Holdings, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154
(414) 570-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy E. Hoeksema
Chairman, President and Chief Executive Officer
Midwest Express Holdings, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154
Phone: (414) 570-4000/Fax: (414) 570-0080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Patrick G. Quick
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Phone: (414) 271-2400/Fax: (414) 297-4900

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by the selling shareholders.
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  [X]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $.01 per share, with attached Preferred Share Purchase Rights	1,571,467 shares, with attached Preferred Share Purchase Rights(1)	(2)	(2)	(2)
Warrants	38	$4.72(3)	$7,417,324(3)	$600
Total	N/A	N/A	N/A	$600

(1)	Represents the number of shares of common stock that are issuable upon exercise of the warrants as of December 5, 2003. Each share of common stock has attached thereto four-ninths of a preferred share purchase right. Pursuant to Rule 416 under the Securities Act, in the event of a stock split, stock dividend, or similar transaction involving the common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares. In addition, pursuant to Rule 416, the shares being registered include an additional indeterminate number of shares of common stock issuable upon exercise of the warrants in the future as the result of anti-dilution adjustments.

(2)	Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is required for the securities to be issued upon the exercise of the warrants.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, based on the current exercise price of the warrants. The value attributable to the preferred share purchase rights is reflected in the price of the common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)	Issued December 8, 2003

MIDWEST EXPRESS HOLDINGS, INC.

Warrants to Purchase an Aggregate of 1,571,467 Shares of Common Stock
and
1,571,467 Shares of Common Stock Issuable Upon Exercise of the Warrants

        This prospectus relates to warrants to purchase an aggregate of 1,571,467 shares of our common stock and the shares of our common stock issuable upon exercise of the warrants. This prospectus also covers any additional shares of common stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the warrants. We are registering the warrants and the shares of common stock issuable upon exercise of the warrants for resale by the selling securityholders named in this prospectus, or their transferees, pledgees, donees or successors. In addition, we may use this prospectus in connection with the issuance by us from time to time of the shares of common stock issuable upon exercise of the warrants, provided that the warrant holder is not the initial warrant holder or a warrant holder who acquired the warrants from the initial warrant holder in a private transaction or series of private transactions.

        We will not receive any proceeds from the resale of the warrants or the shares of common stock issuable upon exercise of the warrants by the selling securityholders. Upon the exercise of the warrants, we will receive cash proceeds of $4.72 per share (such price subject to adjustment) unless, if applicable, the warrant holders elect to effect a net exercise or pay the exercise price by canceling debt, each as more fully described in this prospectus. We have paid the expenses of preparing this prospectus and the related registration statement.

        The selling securityholders may sell the warrants or the shares issuable upon exercise of the warrants from time to time, in amounts, at prices and on terms determined at the time of offering. The selling securityholders may sell the warrants and the shares of common stock issuable upon exercise of the warrants through ordinary brokerage transactions or through any other means described in the section entitled “Plan of Distribution” beginning on page 80.

        Before purchasing any of the warrants or shares covered by this prospectus, carefully read and consider the risk factors in the section entitled “Risk Factors” beginning on page 2.

        Our common stock is traded on the New York Stock Exchange under the symbol “MEH.” On December 2, 2003, the last reported sales price of our common stock was $4.00 per share. There is no public market for the warrants, and there can be no assurance that an active public market will ever develop for the warrants. We intend to maintain the listing of the shares of common stock issuable upon exercise of the warrants on the New York Stock Exchange, but we do not intend to apply for the listing of the warrants on any national securities exchange or the Nasdaq Stock Market.

        Our principal executive offices are located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154, and our telephone number at that address is (414) 570-4000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the sale of the warrants or the common stock or determined that the information in this prospectus is accurate and complete. It is illegal for any person to tell you otherwise.

        The date of this prospectus is December ___, 2003.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where this offer of sale is not permitted.

TABLE OF CONTENTS

Prospectus Summary	1	Business	49
Risk Factors	2	Management	62
Forward-Looking Statements	11	Selling Securityholders	70
Use of Proceeds	13	Description of Capital Stock	73
Dividend Policy	13	Description of Warrants	77
Market for and Price Range of the Common Stock	14	Plan of Distribution	80
Selected Financial Data	15	Experts	82
Selected Quarterly Financial Data	18	Where You Can Find More Information	82
Management's Discussion and Analysis of Financial Condition and Results of Operations	19	Index to Consolidated Financial Statements	F-1

        This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. The selling securityholders named in this prospectus may from time to time sell the securities described in this prospectus.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The warrants and the common stock are not being offered in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the warrants or the common stock.

        We have registered the following trademarks, which are used in this prospectus: “Midwest Airlines,” “Skyway Airlines” and “Midwest Connect.” In this prospectus, we use the terms “company,” “we,” “us” and “our” to refer to Midwest Express Holdings, Inc. We have obtained shareholder approval to change our name to “Midwest Air Group, Inc.” and we expect to implement this change in January 2004. In this prospectus “Midwest” or “Midwest Airlines” refer to Midwest Airlines, Inc., and “Midwest Connect” or “Skyway” refer to Skyway Airlines, Inc.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. For a more complete understanding of us and this offering of the warrants and the common stock issuable upon exercise of the warrants, we encourage you to read this prospectus in its entirety, especially the risks of investing in the warrants and our common stock discussed under “Risk Factors” and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Company	We are a holding company. Our principal subsidiary is Midwest Airlines, Inc. Midwest Airlines operates a passenger jet airline that serves major destinations throughout the United States from Milwaukee, Wisconsin, and Kansas City, Missouri. Skyway Airlines, Inc., doing business as Midwest Connect, is a wholly owned subsidiary of Midwest Airlines. Skyway Airlines serves as our regional airline.

We currently have three principal product offerings. (1) Midwest Airlines Signature Service, which is Midwest Airlines' traditional product, a single-class, premium service passenger jet airline that caters to business travelers and serves 15 major destinations in the United States from bases of operations in Milwaukee, Wisconsin, and Kansas City, Missouri. (2) In August 2003, we introduced our new low-fare Midwest Airlines Saver Service to high-volume, leisure-oriented destinations out of Milwaukee. (3) Midwest Connect builds feeder traffic and provides regional scheduled passenger service to cities primarily in the Midwest.

Our principal executive offices are located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154-1402, and our telephone number is (414) 570-4000. Our web site is www.midwestairlines.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information on our web site as part of this prospectus.

Warrants being registered	The warrants are currently exercisable for an aggregate of 1,571,467 shares of common stock. The warrants expire on August 19, 2013.

Warrants outstanding as of December 5, 2003	38

Common stock being registered	1,571,467 shares

Common stock outstanding as of November 28, 2003	17,399,764 shares (this does not include the 1,571,467 shares being registered)

Use of proceeds	We will not receive any proceeds upon the sale of the warrants or the shares of common stock offered in this prospectus by the selling securityholders. Upon the exercise of the warrants, we will receive cash proceeds of $4.72 per share (such price subject to adjustment) unless, if applicable, the warrant holders elect to effect a net exercise or pay the exercise price by cancellation of debt. We intend to use any proceeds from the exercise of the warrants, after deduction of any related expenses, for working capital and general corporate purposes.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

New York Stock Exchange symbol	MEH (for common stock only; the warrants are not listed on any national securities exchange or the Nasdaq Stock Market)

RISK FACTORS

        An investment in the warrants and our common stock involves risk. You should carefully consider the risks we describe below before deciding to invest in the warrants or our common stock. The market price of the warrants and/or our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. This discussion contains forward-looking statements. See “Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

Risks Related to Us and to the Commercial Airline Industry

We may not be able to generate sufficient cash flow to meet our obligations on a timely basis.

        There are numerous uncertainties associated with our liquidity position. Our financial results and cash flow from operations can vary significantly depending on the price of fuel, the general economic condition of the country, and the acts undertaken by other airlines in the industry with regard to capacity and pricing. Although we were profitable for 14 consecutive years through 2000, fundamental changes in the industry caused significant financial losses for us in 2001, 2002 and the first nine months of 2003 and have required us to implement broad changes to our operations. There is no assurance that our efforts to improve our liquidity will allow us to return to profitability and operate successfully in the future.

Our inability to successfully achieve our desired cost-reduction measures, profit-improvement measures, and growth may seriously harm our business.

        We plan to implement a business strategy over the next several years that is designed to allow us to aggressively reduce our costs and return to profitability and sustained growth. However, the U.S. airline industry is currently facing an economic crisis unlike any other resulting from unprecedented decline in air travel demand combined with the airline industry’s high fixed-cost structure. As part of our business strategy, we have implemented, and plan to implement, certain programs that we believe will allow us to better manage the industry challenges over which we have control such as reducing cost structure, adapting to the changing needs and expectations of our customers and responding to our competition. There can be no assurance that we will be successful in implementing our projected business strategy or achieving our desired cost reduction measures, profit-improvement measures or growth, and our inability to do so could seriously harm our business.

Our business may be harmed if we cannot benefit from premium pricing.

        The reduction in the demand for air travel, particularly business travel, and the growing use of travel substitutes such as audio, video and web conferencing have affected the price of fares throughout the airline industry. Greater cost sensitivity on the part of travelers, especially business travelers, and increasing competition from low-cost carriers have reduced pricing power among the airlines, including us. At the same time, the increase in pricing transparency resulting from the use of the Internet has enabled cost-conscious customers to more easily obtain the lowest fare on any given route. In addition, we must now compete with carriers that are reorganizing or have reorganized under the protection of Chapter 11 of the United States Bankruptcy Code. Historically, air carriers involved in Chapter 11 reorganizations have undertaken substantial fare discounting to maintain cash flows and to enhance customer loyalty. We cannot assure you that any attempts we may make at increasing our fares will be successful. Our primary business strategy involves premium pricing, and it is possible that premium pricing in the airline industry will not recover. If premium pricing does not recover, then our business and financial results would suffer.

Customer loyalty may be affected due to diminishing product differentiation.

        Our primary business strategy is to provide a premium service travel experience at fares that cater to the business and leisure travelers. We seek to differentiate ourselves from other airlines through better customer service throughout the customer’s travel experience. Due to the current state of the airline industry in general, and our current state in particular, we have been forced to reduce or suspend many of our amenities that helped us achieve this differentiation. For example, we reduced our complimentary inflight meal service to beverages, snacks and cookies, and switched to a buy-onboard dining service. We cannot assure you that our customers will perceive any differentiation between us and other airlines and remain loyal to us given our recent cutbacks. Any loss of customers due to diminishing product differentiation could harm our business.

The September 11, 2001, terrorist attacks seriously harmed our business and may harm our business in the future.

        The terrorist attacks of September 11, 2001, materially impacted and continue to impact the airline industry, including us. Concerns about further terrorist attacks, which are unlikely to abate any time soon, have had a negative impact on air travel demand. In addition, the security procedures introduced at airports since the attacks have increased, both in reality and in perception, the inconvenience of air travel and thus further reduced demand.

We face uncertainties concerning ongoing financing.

        Given the uncertainties associated with the aftermath of the events of September 11, and economic conditions in general and those of the airline industry in particular, we continue to operate in an environment in which lenders are reluctant to extend credit to airlines. Therefore, there can be no assurance that we will be able to obtain credit to fund our future operations.

Our earnings have been insufficient to cover our fixed charges in the past, and they may be insufficient to cover our fixed charges in the future.

        Our ratio of earnings to fixed charges is computed by dividing income (loss) before provision for income taxes, equity in loss of unconsolidated affiliates and cumulative effect of changes in accounting principles plus fixed charges, less capitalized interest, by fixed charges. Fixed charges consist of interest expense, capitalized interest and that portion of rental payments under operating leases we believe to be representative of interest. Our earnings were insufficient to cover our fixed charges in fiscal years 2000 through 2003 to date. We cannot assure you that our earnings will be sufficient to cover our fixed charges in the future.

There are risks associated with our ongoing purchases of Boeing 717 aircraft.

        Midwest Airlines currently has a firm purchase order with Boeing for 25 Boeing 717 aircraft. Midwest Airlines also has options to purchase up to 15 additional Boeing 717s at pre-negotiated prices. Midwest Airlines took delivery of the first Boeing 717 on February 28, 2003, and nine more through November 2003. Midwest Airlines plans to continue taking delivery of the Boeing 717s at its current rate of one per month through March 2004, when deliveries will change to approximately one per quarter until concluding in October 2006. The new Boeing 717s will replace Midwest Airlines’ current fleet of DC-9s. Among other risks, the purchase of these aircraft involves the following:

•	The purchase will significantly affect our cost structure by adding higher fixed costs because the Boeing 717 aircraft will have higher ownership costs (i.e., purchase costs and lease payment expenses) than our DC-9 aircraft. We believe the benefits of Boeing 717 aircraft include greater fuel efficiency, lower maintenance costs, improved dispatch reliability, increased aircraft utilization and reduced regulatory compliance costs. We also believe we will realize higher revenues through increased utilization and because demand for air travel will increase due to the fact that we are using these aircraft. While we believe the combined effect of these higher revenues and reduced costs will offset the higher ownership costs, we cannot guarantee that that will be the case. Further, we will be relying on benefits that are variable in nature to offset fixed costs.

•	We are dependent upon Boeing to enable us to acquire the new Boeing 717s. Under the terms of our financing agreement with Boeing, Boeing is able to terminate its financing commitment to us if it deems that we have experienced a material adverse change. If Boeing exercises this termination right or is otherwise unwilling or unable to perform its contractual obligations, then we would have to find another supplier for our aircraft. We cannot assure you that we could purchase aircraft in the same time frame as we currently expect or at comparable prices. In addition, if Boeing terminates its relationship with us after we have acquired some Boeing 717 aircraft, then we would incur substantial transition costs, such as costs associated with retraining our employees. In addition, our operations could be harmed by the failure or inability of Boeing or other suppliers to provide sufficient parts or related support services on a timely basis.

•	Due to the number of Boeing 717 aircraft that Midwest Airlines intends to have in its fleet, we will be vulnerable if any design defect or mechanical problem becomes associated with the Boeing 717 aircraft or if there is adverse public perception of these aircraft.

Labor disputes with our employees may adversely affect our ability to conduct our business.

        We recently reached agreements with all three of our represented employee groups. The contracts may be amended after five years. Once the new five-year agreements expire, we could be subject to work slowdowns or stoppages if we are unable to reach agreement with any labor union representing our employees on the terms of their collective bargaining agreements. In addition, we may be subject to protests by current organized labor groups or the creation of new organized labor groups. Any of these events would be disruptive to our operations and could adversely affect our ability to conduct our business.

Increases in fuel costs would harm our business.

        Fuel costs constitute a significant portion of our total operating costs (approximately 18% for the quarter ended September 30, 2003). In addition, changes in fuel prices may currently have a marginally greater impact on us than on many of our competitors because the DC-9 aircraft in our fleet are not as fuel efficient as newer aircraft. Accordingly, significant increases in fuel costs would harm our financial condition and results of operations. For the nine months ended September 30, 2003, a one cent increase in the price per gallon of fuel expense would have increased our fuel expenses by $600,000. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and changes in supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. We cannot assure you that we can offset increases in the price of fuel with higher fares or surcharges.

        In addition, although we manage the price risk of fuel primarily by purchasing commodity options that establish ceiling prices and partially protect against significant increases in fuel prices, these options do not protect us against ordinary course price increases and are limited in fuel volume and duration. We periodically hedge fuel prices by entering into short-term option cap agreements in an attempt to reduce our exposure to substantial jet fuel price fluctuations. Typically, hedges have been implemented for the winter season and for less than 50 percent of our fuel requirements. We cannot assure you that our attempt to manage this risk is sufficient to protect us against increases in the price of fuel due to inadequate fuel supplies or otherwise. Currently, we have no hedges in place for the fourth quarter of fiscal year 2003 or beyond.

Our insurance costs have increased substantially as a result of the September 11 terrorist attacks, and further increases ininsurance costs could harm our business.

        We carry types and amounts of insurance customary in the airline industry, including coverage for general liability, passenger liability, property damage, product liability, aircraft loss or damage, baggage and cargo liability and workers’ compensation.

        As a result of the terrorist attacks on September 11, aviation insurance carriers have significantly increased the premiums for aviation insurance, as well as hull and war-risk coverage (insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events). Given the substantial increase in insurance costs and reduced availability, the federal government provided insurance assistance under the Air Transportation Safety and System Stabilization Act. Under the Act, U.S. air carriers may purchase certain war risk liability insurance from the United States government on an interim basis at rates that are more favorable than those available from private aviation insurance carriers. As a result of the Emergency Wartime Supplemental Appropriations Act of 2003, we received an extension of this coverage through August 2004.

        Commercial air carriers are required by the Department of Transportation, or DOT, to obtain appropriate aviation insurance coverage. The effects of September 11 insurance losses, additional terrorist attacks or other unanticipated events could result in aviation insurers increasing their premiums even further or a future shortage of available aviation insurance. Significant increases in insurance premiums or a shortage of available insurance could harm our business and may have adverse effects on our scheduled service.

Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws and the DOT and the Federal Aviation Administration, or FAA, have issued regulations relating to the operation of airlines that have required significant expenditures. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax, with authority granted to the Transportation Security Administration to impose additional fees on the air carriers if necessary to cover additional federal aviation security costs. Implementation of the requirements of the Aviation Security Act resulted in increased costs for our passengers and us.

        In addition to increased costs, the security measures required to be implemented under the Aviation Security Act, as well as additional security measures that the FAA has implemented, have resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, which has led to customer frustration and reduced the demand for airline travel.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

The airline industry is characterized by low profit margins and high fixed costs, and we may be unable to compete effectively against other airlines with greater financial resources or lower operating costs.

        The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried, and as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results. Accordingly, any shortfall, whether major or minor, in expected revenue levels could harm our business.

        In addition, the airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with other airlines on all of our routes. Many of these airlines are larger, and have significantly greater financial resources and name recognition or lower operating costs than we have. We may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve.

        The airline industry also faces competition from ground transportation alternatives. In addition, video teleconferencing and other methods of electronic communication may present a growing dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Fluctuations in our interest rates could adversely affect our liquidity, operating expenses and results.

        The cost of a significant portion of our financing is sensitive to interest rates. Increased interest rates at the time that we receive deliveries of Boeing 717 aircraft, which began in March 2003 and will continue into 2006 at the current rate of one each month through March 2004, when deliveries will change to approximately quarterly until concluding in October 2006, would increase our costs to finance the acquisition of these aircraft.

The airline industry tends to experience adverse financial results during general economic downturns.

        Since a substantial portion of airline travel, for both business and leisure, is discretionary, the industry tends to experience adverse financial results during general economic downturns. The airline industry has been experiencing a decline in passenger traffic, particularly traffic by business travelers, due to slower general economic conditions. Soft economic conditions continue to put pressure on the profitability of the industry. Any general decline in passenger traffic may harm our business. Any decline in traffic by business travelers may have a greater impact on us than on many of our competitors because we believe a greater percentage of our passengers are business travelers.

Our business is heavily dependent on the Milwaukee market, and a reduction in demand for air travel in this market could harm our business.

        A substantial percentage of our current flights have Milwaukee as the origin or destination. As a result, we remain largely dependent on the Milwaukee market, and a reduction in our share of the Milwaukee market or reduced passenger traffic to or from Milwaukee could have a material adverse effect on our business.

Increased competition could harm our business.

        Midwest Airlines competes with other air carriers on all routes that it serves. Many of Midwest Airlines’ competitors have elaborate route structures that transport passengers to their hub airports, permitting them to compete in our markets by offering multiple routings. For many markets that Midwest Airlines serves from Kansas City, the competition does not provide nonstop service, but that condition could change. As of July 1, 2003, all routes flown by Midwest Airlines from Milwaukee other than Milwaukee — Omaha and Milwaukee — Kansas City have nonstop competition. In some markets, Midwest Airlines and Midwest Connect also compete against ground transportation.

        As a result of the introduction of our Saver Service, we expect that we will compete with other low-fare carriers in ways that are different from our Signature Service. Among other things, we will compete more clearly on the basis of fare levels. We may not be able to compete successfully on these bases.

        AirTran, a low-fare carrier, began service between Milwaukee and its Atlanta hub in June 2002. In the fourth quarter of 2002, AirTran commenced nonstop service between Milwaukee and several Florida destinations. In June 2003, AirTran further expanded its service from Milwaukee by adding Baltimore (nonstop) and Boston (one stop). AirTran has been very aggressive in cutting fares and attempting to stimulate and shift demand.

        Frontier, another low-fare carrier, began roundtrip service between Milwaukee and Denver in August 2003.

        Northwest Airlines, which was the second-leading carrier in Milwaukee during September 2003 with a market share of 20.5%, until recently provided service only to its hub operations in Minneapolis, Detroit and Memphis. On July 1, 2003, Northwest Airlines added one nonstop roundtrip flight in the following six markets: New York City (La Guardia), Washington D.C. (Reagan National), Orlando, Boston, Los Angeles and Las Vegas. Northwest Airlines will also add seasonal service to Phoenix in February 2004.

        There can be no assurance that Midwest Airlines and/or Midwest Connect will be able to successfully compete with competitors in the future, and any failure to do so could harm our business.

Our failure to achieve our growth strategy could harm our business.

        Our growth strategy involves attempting to increase our market share in the cities we already serve and creating a presence in new markets by concentrating on our existing bases of operations. This requires adding both flight frequency and destinations at some of our bases as well as continuing to build critical mass, while strengthening connection markets at other bases. Achieving our growth strategy is necessary for us to sustain or improve our prospects for recurring profitability. Increasing the number of markets we serve depends on our ability to access suitable airports located in our targeted geographic markets in a manner that is consistent with our cost strategy. We will also need to obtain additional gates at some of our existing destinations. Any condition that would deny, limit or delay our ability to access the airports that we seek to serve in the future could constrain our ability to continue to grow based upon our current growth strategy. Opening new markets requires us to commit a substantial amount of resources, even before the new service commences. Expansion will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or to secure the required equipment and facilities efficiently and cost-effectively may affect our ability to achieve our growth strategy. We cannot assure you that we will be able to successfully expand our existing markets or establish new markets, and our failure to achieve our growth strategy could harm our business. Among other things, if there is not a market in which we may employ our new Boeing 717s, we may have excess aircraft in our fleet.

Substantial consolidation in the airline industry could harm our business.

        In recent years, and particularly since its deregulation in 1978, the airline industry has undergone substantial consolidation, and it may undergo additional consolidation in the future. For example, in April 2001, American Airlines acquired the majority of Trans World Airlines’ assets. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors, which, in turn, could increase the risks of competition described above.

Our business could be harmed if we lose the services of our management or operating personnel.

        Our management and operations are dependent upon the efforts of our management personnel and operating personnel. Given the current conditions of the airline industry in general, and us in particular, the compensation that we provide to our management and operating personnel may not be competitive with the compensation provided to similar personnel in other industries. As a result, we may have difficulty retaining or replacing members of our management and our operating personnel who leave. Therefore, the loss of services of any of these individuals could have a material adverse impact on our business.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

        An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service and significant potential claims of injured passengers and others. We are required by the DOT to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate, and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

Airlines are often affected by factors beyond their control, including traffic congestion at airports, weather conditions and increased security measures, any of which could harm our operating results and financial condition.

        Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

Our indebtedness could adversely affect our financial health.

        Our indebtedness could have important consequences to you including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the airline industry; and

•	placing us at a competitive disadvantage to our competitors who have less indebtedness.

We are dependent on our subsidiaries because of our holding company structure.

        We conduct all of our business through our wholly owned operating subsidiary, Midwest Airlines, and Midwest Airlines’ wholly owned subsidiary that operates Midwest Connect. Our only significant asset is the capital stock of our direct and indirect subsidiaries. We are dependent on the cash flow generated by the operations of our subsidiaries to meet our liquidity needs and debt service obligations. Our subsidiaries are separate and distinct legal entities and have no obligation, unless specifically contracted, to pay any amounts due on our debts or other obligations. Our right to receive any assets of any subsidiary will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors.

Risks Related to Our Common Stock and Warrants

Exercise of warrants and options, and conversion of notes, will dilute the ownership interest of existing shareholders.

        The shares issuable upon the exercise of these warrants, the shares issuable upon exercise of the options that we have agreed to issue to our employees, pursuant to our all-employee stock option plan, and the shares of common stock issuable upon conversion of our $25,000,000 6.75 % convertible senior secured notes due October 1, 2008 will dilute the ownership interests of existing shareholders.

Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.

        We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. As of November 28, 2003, we had outstanding 17,399,764 shares of our common stock. Shares issuable upon exercise of these warrants, shares issuable to our employees upon exercise of our employee options, shares issuable upon exercise of our convertible senior secured notes or other shares of our common stock that we issue in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the existence of the warrants, options and convertible senior secured notes may encourage short selling by market participants.

Absence of a public trading market for the warrants may limit the ability of a purchaser to resell the warrants.

        There is no established trading market for the warrants, and the warrants may not be widely distributed. We do not intend to list the warrants on any national securities exchange or the Nasdaq Stock Market. There can be no assurance that a market will develop for the warrants. Even if a market for the warrants does develop, the price of the warrants may fluctuate and liquidity may be limited. If a market for the warrants does not develop, then purchasers of the warrants may be unable to resell the warrants for an extended period of time, if at all.

Our common stock could be delisted by the New York Stock Exchange if we do not comply with its continued listing standards.

        Our common stock is listed on the New York Stock Exchange, or NYSE. One of the NYSE’s continued listing standards requires an average total market capitalization of publicly tradeable shares for each trading-day over a consecutive 30 trading-day period of not less than $50 million and average shareholders equity for each trading-day over the same period of not less than $50 million. As of the close of business on October 31, 2003, our total market capitalization was approximately $75 million (the closing price our stock on the New York Stock Exchange on October 31, 2003 was $4.82), and on October 31, 2003 our shareholders’ equity was approximately $118 million. Although we are currently in compliance with the NYSE standards, a prolonged reduction in the trading price of our common stock could cause us to fall out of compliance and result in the subsequent delisting of our common stock by the NYSE.

        Delisting of our common stock could cause a reduction in the liquidity of an investment in our common stock. Delisting also could reduce the ability of holders of our common stock to purchase or sell our securities as quickly and inexpensively as they would have been able to do had our common stock remained listed. This lack of liquidity also could make it more difficult for us to raise capital in the future.

If holders of our common stock wish to remove directors or effect a merger, then provisions of our charter and bylaws, Rights Agreement and Wisconsin law may hinder their ability to remove directors or complete a merger.

        Provisions of our charter and bylaws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest involving our company that is not approved by our board of directors, even if the events may be beneficial to the interests of shareholders. In addition, in 1996 our board of directors adopted a Rights Agreement, dated February 14, 1996, as amended, between us and American Stock Transfer & Trust Company, that may have anti-takeover effects by delaying, deferring or preventing an unsolicited acquisition proposal, even if the proposal may be beneficial to the interests of shareholders. Further, the Wisconsin Business Corporation Law contains provisions that may have the effect of delaying or making more difficult attempts by others to obtain control of our company without the approval of our board of directors.

FORWARD-LOOKING STATEMENTS

        We make certain statements in this prospectus that we believe are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. In particular, these forward-looking statements may be found in the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as “may,” “will,” “intend,” “anticipate,” “believe,” or “should” and similar expressions in this prospectus to identify forward-looking statements.

        These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in “Risk Factors” and the following:

•	our ability to generate sufficient cash flows to meet obligations on a timely basis;

•	our ability to successfully achieve desired profit-improvement and growth measures;

•	our ability to benefit from premium pricing;

•	uncertainties concerning ongoing financing for operations, including the ability to finance the acquisition of new aircraft;

•	uncertainties related to general economic factors;

•	increased competition in our primary markets and other competitive developments;

•	industry conditions;

•	labor relations;

•	scheduling developments;

•	government regulations, including increased costs for compliance with new or enhanced government regulations;

•	aircraft maintenance and refurbishment schedules;

•	potential delays related to acquired aircraft;

•	increases in fuel costs or the failure of fuel costs to decline;

•	interest rates;

•	increased costs for security-related measures;

•	higher fixed costs associated with Boeing 717 aircraft that we are acquiring;

•	potential aircraft incidents and other events beyond our control (for example, traffic congestion and weather conditions); and

•	terrorist attacks or fear of terrorist attacks, and other world events, including U.S. military involvement in overseas operations.

        We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

USE OF PROCEEDS

        The selling securityholders will receive all of the proceeds from their sale of the warrants or the shares of common stock issuable upon exercise of the warrants offered by this prospectus. Upon the exercise of the warrants, we will receive cash proceeds of $4.72 per share (such price subject to adjustment) unless, if applicable, the warrant holder elects to effect a net exercise or pay the exercise price by cancellation of debt. If all of the warrants were exercised for cash proceeds, then we would receive an aggregate of $7,417,324. We intend to use any proceeds from the exercise of the warrants, after deduction of any related expenses, for working capital and general corporate purposes. There can be no assurance that any warrants will be exercised for cash proceeds.

DIVIDEND POLICY

        Historically, we have not paid any dividends on our common stock, and we do not anticipate paying any dividends on our common stock in the foreseeable future. Further, pursuant to the terms of our outstanding convertible senior secured notes, we may not pay any cash dividend or distribution on our common stock without the prior express written consent of the holders of notes representing not less than two-thirds of the aggregate principal amount of the then outstanding notes. We expect to retain any earnings generated from our operations for use in our business. Any future determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend upon our future operating results, financial condition and capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

MARKET FOR AND PRICE RANGE OF THE COMMON STOCK

        Our common stock is traded on the New York Stock Exchange under the symbol “MEH.” On December 2, 2003, the last reported sales price of our common stock was $4.00 per share. As of November 14, 2003, we had 866 record holders of our common stock.

        The following table sets forth, on a per share basis, the range of the high and low sales prices of shares of our common stock, as reported by the New York Stock Exchange, for each fiscal quarter for the two completed fiscal years and the most current fiscal year and as of the current fiscal quarter through the latest practicable date.

2003	High	Low
October 1 - November 25	$5.38	$3.80
Third Quarter	$6.00	$2.15
Second Quarter	$4.45	$1.32
First Quarter	$5.75	$0.99

2002	High	Low
Fourth Quarter	$7.72	$4.30
Third Quarter	$12.50	$4.00
Second Quarter	$20.02	$12.70
First Quarter	$19.96	$15.03

2001	High	Low
Fourth Quarter	$15.20	$10.00
Third Quarter	$21.02	$8.82
Second Quarter	$18.30	$15.10
First Quarter	$20.90	$14.15

SELECTED FINANCIAL DATA

        The following table presents our selected consolidated historical financial data. The selected consolidated financial data for the years ended December 31, 2002, 2001 and 2000 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The selected consolidated financial data as of and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited condensed consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the third quarter ended September 30, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Five-Year Financial and Operating Data
Midwest Express Holdings, Inc.
(Dollars in table in thousands, except as indicated and per share amounts)

	Years Ended					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
Statement of Operations Data:
Total operating revenues	$426,974	$457,442	$480,021	$447,552	$388,874	$285,860	$323,896
Total operating expenses (1)	481,232	495,486	473,143	386,800	333,219	314,470	368,006

Operating (loss) income	(54,258)	(38,044)	6,878	60,752	55,655	(28,610)	(44,110)
Other income (expense), net (2)	39,741	16,304	(113)	68	(75)	11,427	39,744
(Loss) income before cumulative effect
of accounting changes	(10,552)	(14,918)	5,227	38,791	35,869	(11,711)	(3,805)
Cumulative effect of accounting changes,
net of applicable income taxes	--	--	(4,713)	--	--	--	--
Net (loss) income	(10,552)	(14,918)	514	38,791	35,869	(11,711)	(3,805)
(Loss) income per common share - basic:
(Loss) income before cumulative effect
of accounting changes	(0.72)	(1.08)	0.37	2.75	2.54	(0.75)	(0.26)
Cumulative effect of accounting changes,
net of applicable income taxes	--	--	(0.33)	--	--	--	--

Net (loss) income	(0.72)	(1.08)	0.04	2.75	2.54	(0.75)	(0.26)
(Loss) Income per common share - diluted:
(Loss) Income before cumulative effect
of accounting changes	(0.72)	(1.08)	0.37	2.71	2.51	(0.75)	(0.26)
Cumulative effect of accounting changes,
net of applicable income taxes	--	--	(0.33)	--	--	--	--

Net (loss) income	$(0.72)	$(1.08)	$0.04	$2.71	$2.51	$(0.75)	$(0.26)
Balance Sheet Data:
Property and equipment, net	$224,564	$256,506	$242,875	$211,449	$160,583	$205,672	$228,193
Total assets	376,606	357,371	305,997	263,829	220,477	390,643	370,809
Long-term debt (3)	16,903	35,097	2,886	3,068	3,206	39,873	25,386
Shareholders' equity	$125,127	$114,736	$129,276	$133,539	$97,632	$117,814	$131,479

(1)	Total operating expenses for 2002 include a $29.9 million impairment charge in first quarter 2002 related to the early retirement of the Company's DC-9 fleet. Total operating expenses for 2001 includes an impairment loss of $8.8 million related to the accelerated retirement of eight Midwest Airlines DC-9-10 aircraft.

(2)	Other income (expense), net for 2002 includes $39.5 million in first quarter 2002 associated with the Fairchild Dornier GMbH arbitration settlement over the cancellation of the 428JET program. Other income (expense), net for 2001 includes recognition of $16.3 million related to amounts claimed under the Air Transportation Safety and System Stabilization Act for federal grant money received for losses related to the the September 11 terrorist events. Other income (expense), net for 2003 includes $11.4 million in second quarter 2003 received from Transportation Security Administration for reimbursement of security costs as a result of the Emergency Wartime Supplemental Appropriations Act.

(3)	Long-term debt for 2002 does not include amounts due to KfW for progress payments on the Boeing 717 program, as these obligations are offset by purchase deposits.

Five-Year Financial and Operating Data (Continued)

	Years Ended					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
Selected Operating and Other Data (1):
Midwest Airlines, Inc.
Revenue passenger miles ("RPMs) (000s)	1,966,186	1,973,606	1,974,485	1,958,510	1,623,659	1,415,189	1,460,422
Available seat miles ("ASMs") (000s)	3,190,943	3,231,872	3,163,247	2,993,765	2,498,543	2,146,749	2,386,704
Passenger load factor	61.6%	61.1%	62.4%	65.4%	65.0%	65.9%	61.2%
Revenue yield (cents per RPM)	15.5	17.6	19.3	18.5	19.2	13.7	16.0
Revenue per scheduled service ASM (2)	10.0	11.2	12.6	12.7	13.1	09.4	10.2
Cost per total ASM (cents per mile)	12.5	12.8	13.0	11.5	11.8	11.8	11.6
Aircraft in service at year-end (3)	32	35	34	32	27	30	34
Average aircraft utilization (hours per day)	7.7	7.9	8.5	8.8	9.1	7.5	7.6
Number of FTE employees at year-end	2,410	2,348	2,857	2,449	2,133	1,951	2,539

Skyway Airlines, Inc. d/b/a Midwest Connect
Revenue passenger miles (000s)	193,350	150,819	112,610	84,517	77,547	157,218	138,198
Available seat miles (000s)	395,591	312,209	247,623	170,428	160,772	298,654	293,924
Passenger load factor	48.9%	48.3%	45.5%	49.6%	48.2%	52.6%	47.0%
Revenue yield (cents per RPM)	37.5	44.5	52.4	52.7	52.9	32.7	39.8
Revenue per scheduled service ASM (2)	18.4	21.5	23.9	26.3	26.9	17.6	18.8
Cost per total ASM (cents per mile)	20.2	23.2	25.5	25.2	23.7	19.9	19.9
Aircraft in service at year-end (3)	25	23	20	19	15	25	25
Average aircraft utilization (hours per day)	7.3	7.2	7.5	8.2	8.1	7.1	7.2
Number of FTE employees at year-end	593	512	523	424	322	604	607

(1)	Revenue passenger miles, revenue per ASM, available seat miles, passenger load factor and revenue yield are for scheduled service operations. The other statistics include charter operations.

(2)	Passenger, cargo and other transport-related revenue divided by scheduled service ASM (expressed in cents).

(3)	Aircraft acquired but not yet placed in service are excluded from the aircraft in service statistics.

Selected Quarterly Financial Data
(In thousands, except per share data)

	Quarter Ended
2003	March 31	June 30	September 30
Operating revenues	$94,058	$96,898	$94,905
Operating expenses (1)	111,980	102,453	100,037
Other income (expense), net (2)	(1)	11,432	(4)
Operating (loss) income	(17,922)	(5,555)	(5,132)
Income (loss) before income taxes	(18,107)	5,554	(5,463)
Provision (credit) for income taxes	(6,337)	1,944	(1,912)
Net income (loss)	(11,770)	3,610	(3,551)
Income (loss) per share - basic:
Net income (loss)	(0.76)	0.23	(0.23)
Income (loss) per share - diluted:
Net income (loss)	(0.76)	0.23	(0.23)

	Quarter Ended
2002	March 31	June 30	September 30	December 31
Operating revenues	$104,022	$115,975	$103,899	$103,078
Operating expenses (3)	136,689	114,053	117,264	113,226
Other income (expense), net (4)	39,490	92	162	(3)
Operating (loss) income	(32,667)	1,922	(13,365)	(10,148)
Income (loss) before income taxes	6,112	1,483	(13,633)	(10,197)
Provision (credit) for income taxes	2,263	548	(5,044)	(3,450)
Net income (loss)	3,849	935	(8,589)	(6,747)
Income (loss) per share - basic:
Net income (loss)	0.28	0.07	(0.55)	(0.44)
Income (loss) per share - diluted:
Net income (loss)	0.28	0.07	(0.55)	(0.44)

	Quarter Ended
2001	March 31	June 30	September 30	December 31
Operating revenues	$118,929	$135,499	$109,091	$93,923
Operating expenses (3)	129,111	140,219	121,615	104,541
Other income (expense), net (4)	(11)	(11)	8,255	8,071
Operating loss	(10,182)	(4,720)	(12,524)	(10,618)
Loss before income taxes	(10,412)	(5,089)	(4,863)	(3,316)
Income tax credit	(3,852)	(1,883)	(1,799)	(1,228)
Net loss	(6,560)	(3,206)	(3,064)	(2,088)
Loss per share - basic:
Net loss	(0.47)	(0.23)	(0.22)	(0.15)
Loss per share - diluted:
Net loss	(0.47)	(0.23)	(0.22)	(0.15)

(1)	Operating expenses for the three-month period ended June 30, 2003 include approximately $4,600 of aircraft lease expense related to the retirement of DC-9 aircraft.

(2)	Other income (expense), net for the three-month period ended June 30, 2003 includes approximately $11,400 received from TSA for reimbursement of security costs as a result of the Emergency Wartime Supplemental Appropriations Act.

(3)	Operating expenses for the three-month period ended March 31, 2002 include an impairment loss of $29,911 related to the accelerated retirement of the Midwest DC-9 fleet in anticipation of accelerated deliveries of Boeing 717 aircraft. Operating expenses for the three-month period ended June 30, 2001 include an impairment loss of $8,839 related to accelerated retirement of eight Midwest DC-9-10 aircraft.

(4)	Other income (expense), net for the three-month period ended March 31, 2002 includes $39,500 associated with the company’s settlement of its arbitration with Fairchild Dornier GMbH over the cancellation of its 428 JET program. Other income (expense), net for the three-month periods ended September 30, 2001 and December 30, 2001 include $8,269 and $8,071, respectively, for amounts claimed under the Air Transportation Safety and System Stabilization Act for grant money received for losses related to the events of September 11.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2003 and September 30, 2002, including the notes thereto, appearing elsewhere in this prospectus, and our audited consolidated financial statements for the three years ended December 31, 2002, including the notes thereto, appearing elsewhere in this prospectus. This discussion contains forward-looking statements. See “Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

2003 Third Quarter Overview

        Results of Operations

        The company’s third quarter 2003 operating loss was ($5.1) million, a decrease in loss of $8.3 million from third quarter 2002 operating loss of ($13.4) million. Net loss for the quarter was ($3.6) million, a decrease in loss of $5.0 million from third quarter 2002 net loss of ($8.6) million. For the first nine months of 2003, operating loss was ($28.6) million, a decrease in loss of $15.5 million from the operating loss for the first nine months of 2002 of ($44.1) million. Year-to-date 2003 net loss was ($11.7) million, an increase in net loss of $7.9 million from the year-to-date 2002 net loss of ($3.8) million. Year-to-date 2003 net loss per share on a diluted basis was ($0.75), a $0.49 increase in net loss per share from year-to-date 2002 net loss per share on a diluted basis of ($0.26). Year-to date 2003 results include income of $11.4 million (pre-tax) received from the April 2003 Emergency Wartime Supplemental Appropriations Act for reimbursement of security costs, as well as a charge of $4.7 million related to the early recognition of lease expense on six leased DC-9 aircraft removed from service prior to quarter end. Year-to-date 2002 results included a $29.9 million (pre-tax) impairment charge related to the early retirement of Midwest Airlines’ DC-9 fleet and other income of $39.5 million (pre-tax) associated with Midwest Connect’s arbitration settlement with Fairchild over the cancellation of the 428JET program.

        The company’s total revenue in third quarter 2003 decreased $9.0 million, or 8.7%, to $94.9 million, from third quarter 2002 total revenue of $103.9 million. Traffic, as measured by scheduled service revenue passenger miles, increased 2.2% in third quarter 2003, while scheduled service capacity, as measured by available seat miles (“ASMs”), decreased 15.1%. Midwest Airlines’ capacity decreased 16.1% due primarily to four fewer aircraft in service quarter over quarter, while capacity at Midwest Connect decreased by 7.8% due to the realignment of service on certain routes between Midwest Airlines and Midwest Connect.

        Third quarter revenue yield decreased 14.9% at Midwest Airlines and 13.7% at Midwest Connect. The decreases in revenue yield were due in large part to a continued decline in high-yield business travel, heavy industrywide fare discounting implemented to stimulate travel demand, and increased competition in many markets, including Midwest Airlines’ main base of operations in Milwaukee. Northwest Airlines, Frontier Airlines, and AirTran Airlines have all added nonstop service from Milwaukee to new destinations during the second and third quarters of 2003. In addition, the introduction of Saver Service, which began operations in August 2003, contributed to the decline in revenue yield as fares are generally lower, by design, for that service.

        The company’s operating costs decreased $17.2 million, or 14.7%, to $100.0 million in third quarter 2003. Most cost categories showed declines, including a 39.0% decrease in commissions, a 68.4% decrease in dining services costs, and a 31.6% decrease in maintenance expense. These decreases were partially offset by charges related to the company’s restructuring efforts of $5.9 million (pre-tax), consisting of a $4.0 million loss on the sale/leaseback of one MD-80 aircraft, as well as $1.9 million of additional legal and other professional fees associated with the restructuring. Year-to-date 2002 operating costs included a $29.9 million (pre-tax) impairment charge related to the early retirement of the company’s DC-9 fleet. Additional detail on cost changes is included in subsequent sections.

        The company’s passenger traffic and yields declined severely following the events of September 11, 2001. Since that time, the company has experienced significantly lower revenues and has incurred higher costs in certain categories, particularly fuel. To mitigate the adverse financial situation, the company has taken, and continues to take, action intended to improve financial performance by improving revenue and reducing costs.

        Recent Developments

        Completion of County Transaction

        On October 21, 2003, the company completed a transaction that resulted in Milwaukee County becoming the guarantor of principal and interest payments on approximately $14.2 million of industrial development revenue bonds issued in 1998 and 2001 by the City of Milwaukee to finance the construction of two airport-based maintenance facilities. Credit support for the bonds was previously provided by letters of credit issued under the company’s bank credit facility. The guarantee provided by Milwaukee County enabled the company to reduce its bank credit facility exposure from $15.5 million to approximately $1.1 million. The company cash collateralized the remaining $1.1 million of letters of credit with the credit facility banks, enabling the banks to release all other collateral previously provided as security. Most of these assets were then pledged as security to the holders of the company’s convertible senior secured notes.

        Private Placements of Debt and Equity

        On September 29, 2003, the company entered into agreements under which it raised financing of approximately $33 million (net proceeds of approximately $30.5 million, after commissions and expenses). The financing included two components: the sale of $25 million in convertible senior secured notes (in two steps, one for $15 million, which was completed on September 29, 2003, with proceeds from the sale being released from escrow upon completion of the county transaction on October 21, 2003, and one for $10 million, which was completed on November 25, 2003) and the sale of 1,882,353 shares of the company’s common stock for an aggregate purchase price of approximately $8 million, which was completed on November 25, 2003. The company sold the convertible senior secured notes and the common stock in private placements to certain qualified institutional investors and accredited investors in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 under Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933.

        The convertible senior secured notes bear interest at 6.75% and mature on October 1, 2008. The notes are secured by certain assets of the company and its subsidiaries in accordance with a security agreement and by a mortgage granted by Midwest Connect. The notes are generally convertible at any time at the option of the note holders into shares of common stock of the company at an initial conversion price of $5.00 per share, which price is subject to adjustment pursuant to certain anti-dilution provisions. The note holders may not convert any portion of the outstanding and unpaid principal of the notes to the extent that, after giving effect to such conversion, the note holder (together with such note holder’s affiliates) would beneficially own in excess of 4.99% or 9.99%, as the case may be for the respective note holder, of the number of shares of common stock outstanding immediately after giving effect to such conversion. A note holder may waive the 4.99% limitation with such waiver being effective on the 61st calendar day after the company receives notice of the waiver.

        Sale/Leaseback

        On November 12, 2003, the company closed on an agreement to complete a sale/leaseback of its Oak Creek, Wisconsin, headquarters facility. This transaction provided the company with net proceeds of approximately $10.0 million after payment of the existing mortgage and transaction expenses.

        Restructuring Efforts

        In August 2003, the company finalized agreements with labor unions, lessors and lenders on permanent cost reductions. These reductions were a continuation of the company’s actions to improve its profitability and liquidity position that began in September 2001.

        In February 2003, the company announced measures aimed at improving cash flow in addition to previous cost control initiatives. Since then, the company reduced capacity, switched to a buy-onboard dining option, discontinued standard travel agency commissions to match the industry, and implemented service fee increases for nonrefundable tickets. In addition, the company implemented an additional workforce reduction, and remaining non-union employees received across-the-board compensation reductions.

        The company is targeting its financial restructuring initiatives – along with numerous internal cost-reduction measures, revenue enhancements and flight schedule changes implemented since September 11, 2001 – to improve profitability and reduce costs, relative to what it would have experienced if it had not effected these changes, by approximately $70 million annually going forward. The cost reductions relate to the following areas:

•	Labor cost savings and productivity improvements from the company’s employee unions. All three of the company’s represented employee groups – the Midwest Air Line Pilots Association, the Skyway Air Line Pilots Association and the Midwest Association of Flight Attendants – ratified agreements. The duration of these agreements is five years.

•	Identification of opportunities to enhance productivity for non-represented employees. Non-represented employee groups are currently working to develop process and productivity improvements, which are expected to be implemented by the end of 2003.

•	Adjustment of the company’s fleet plan and delivery schedules to provide for more controlled growth. The company completed negotiations with aircraft manufacturers to adjust the delivery schedule of its Boeing 717 aircraft program and defer its acquisition of Embraer regional jets. Midwest Airlines will continue to accept Boeing 717s at its current rate of one each month through March 2004, when deliveries will change to approximately quarterly. Under the new schedule, Midwest will acquire the 25 Boeing 717s it has ordered by October 2006. Midwest Connect will defer its acquisition of 20 Embraer regional jets from January 2004 to July 2006, during which time the availability of long-term aircraft financing is expected to improve. The Embraer contract has been amended to reflect this agreement. Midwest Connect will not incur any cost or face claims for breach of contract in relation to the deferral.

•	Renegotiation of aircraft finance agreements. The company restructured agreements that amend existing finance agreements with 11 aircraft lessors and lenders to reflect current market conditions. These agreements provided for the reduction of the present value of the prior agreements by $60-70 million, reduced cash requirements by about $1.1 million per month and converted $24 million of short-term debt into long-term obligations exceeding 10 years at low interest rates.

        In connection with the restructuring efforts, the company issued the warrants to the lessors and lenders, with an initial exercise price per share of $4.78. These warrants are being registered under the registration statement of which this prospectus is a part. The warrants expire on August 19, 2013 and have a current exercise price of $4.72 per share. None of the warrants had been exercised as of November 30, 2003. Also, in connection with the restructuring efforts, the company agreed to grant options to its employees (represented and non-represented) to purchase 1,551,741 shares of the company’s common stock. The terms of the warrants and options provide certain protection from dilutive issuances of common stock.

        The shares issuable upon the exercise of the warrants, our convertible senior secured notes and options the company has agreed to issue to its employees, as well as any additional shares that have been or may be issued as part of any additional financing, will dilute the ownership interests of existing shareholders. Further, any sales in the public market of the common stock issuable upon such exercises and conversion could adversely affect prevailing market prices of the company’s common stock. In addition, the existence of warrants, options and other securities may encourage short selling by market participants.

        A summary of revenue improvement/cost reduction measures implemented as of September 30, 2003 is as follows:

Revenue Improvement/Cost Reduction Measure	Estimated Annual Improvement
($ in millions)
Headcount Reductions	$15
Dining Services/Amenity Changes	$15
Capacity Reductions/Schedule Changes	$5
Travel Agent Commission Changes	$5
Advertising Reduction	$3
Fuel Management Program	$2
Passenger Fee Changes	$1
Other Programs	$1

Total of Revenue Improvement/Cost Reduction Measures	$47

Restructuring Measure	Estimated Annual Improvement
($ in millions)
Aircraft Lessor Concessions	$12
Represented Employees' Concessions	$7
Non-represented Employees' Concessions	$4

Total of Restructuring Measures	$23

Total of Revenue Improvement/Cost Reduction Measures and
Restructuring Measures	$70

        As of September 30, 2003, the company had fully completed the majority of the items listed above, and the results are included in the results of operations and financial condition for the third quarter 2003. Items not fully completed as of September 30, 2003 include represented and non-represented employee concessions and the advertising reduction. The represented and non-represented employee concessions are in the process of being implemented. The advertising reduction was not fully realized in third quarter 2003 because the company incurred more costs to support the introduction of Saver Service, to respond to increased competition due to new entrants in Milwaukee, and to advertise expanded serviced in the Kansas City base of operations.

        Saver Service

        Saver Service was launched on August 1, 2003 and complements the company’s existing premium (Midwest Airlines Signature Service) and regional (Midwest Connect) products by offering flights to high-demand leisure destinations at the lower fares leisure travelers want to pay. The decision to offer low-fare service was based on extensive market research. The company initiated service with five MD-80 aircraft (already part of the Midwest Airlines fleet) that seat 143-147 passengers in a two-by-three configuration in a single-class cabin. It is expected that a total of eight MD-80 aircraft will be converted to the new configuration by year end. Pitch averages 33 inches, similar to Midwest Airlines Signature Service and more than other low-fare carriers. Saver Service is expected to enhance the company’s competitive position by serving a segment of the market that is growing more rapidly than the business travel market, expanding to destinations that have not been economically viable to serve with the premium product, and serving some existing destinations more cost efficiently. As a result of the introduction of Saver Service, the company expects that it will compete with other low-fare carriers in ways that are different from its Signature Service. Among other things, the company will compete more clearly on the basis of fare levels. There is no assurance that the company will be able to compete successfully on these bases.

        Increased Competition

        On July 1, 2003, Northwest Airlines added one nonstop roundtrip flight in each of the following six markets: from Milwaukee to New York City, Washington, D.C., Orlando, Boston, Los Angeles and Las Vegas. Northwest Airlines will also add seasonal service to Phoenix in February 2004. In addition, Frontier Airlines and AirTran Airlines have added new nonstop service in the Milwaukee market. Although the company competes with other carriers in all markets it serves, this competition is unique because it constitutes the addition of other carriers with nonstop service in Midwest Airlines’ Milwaukee base of operations. The company has successfully competed with legacy and low-cost carriers in the past and has maintained market share in these markets. However, there can be no assurance that the company will be able to successfully compete with competitors in the future.

        Litigation

        In May 2003, U.S. Bancorp Equipment Finance, Inc. filed suit against the company in U.S. District Court in Milwaukee, filing a claim for unpaid lease payments and a motion for replevin in relation to two MD-80 aircraft leased to the company by U.S. Bancorp Equipment Finance, Inc. In connection with the renegotiation of the aircraft finance agreements, U.S. Bancorp Equipment Finance, Inc. voluntarily dismissed the suit.

        Business Alliance

        In July 2003, the company announced that it had joined forces with Milwaukee-based The Mark Travel Corporation (“Mark Travel”) to offer new opportunities and value to leisure travelers. Midwest Airlines designated Mark Travel as the operator of its leisure vacation program, Midwest Airlines Vacations, starting in 2004. In addition, Midwest Airlines will provide Funjet Vacations – the flagship brand of Mark Travel – with aircraft capacity on some of Funjet’s most popular routes.

        The following table provides operating revenues and expenses for the company expressed as cents per total available seat miles, including charter operations, and as a percentage of total operating revenues for the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Midwest Airlines Operations
Origin & Destination Passengers	493,722	494,729	1,412,413	1,484,547
Revenue Passenger Miles (000s)	486,319	481,351	1,415,189	1,460,422
Scheduled Service Available Seat Miles (000s)	692,837	825,339	2,146,749	2,386,704
Total Available Seat Miles (000s)	705,716	841,459	2,193,293	2,436,900
Load Factor (%)	70.2%	58.3%	65.9%	61.2%
Revenue Yield	$0.1310	$0.1540	$0.1367	$0.1597
Revenue per Scheduled Service ASM (1)	$0.0961	$0.0933	$0.0943	$0.1016
Total Cost per Total ASM (2)	$0.1174	$0.1162	$0.1181	$0.1287
Impairment Loss per Total ASM	$0.0000	$0.0000	$0.0000	$0.0123
Average Passenger Trip Length (miles)	985	973	1,002	984
Number of Flights	8,609	11,495	27,644	33,083
Into-plane Fuel Cost per Gallon	$0.955	$0.843	$1.000	$0.787
Full-time Equivalent Employees at End of Period	1,951	2,539	1,951	2,539
Aircraft in Service at End of Period	30	34	30	34

Midwest Connect Operations
Origin & Destination Passengers	163,154	150,751	445,669	428,906
Revenue Passenger Miles (000s)	55,750	49,110	157,218	138,198
Scheduled Service Available Seat Miles (000s)	95,375	103,450	298,654	293,924
Total Available Seat Miles (000s)	95,382	103,472	298,719	294,148
Load Factor (%)	58.5%	47.5%	52.6%	47.0%
Revenue Yield	$0.3251	$0.3765	$0.3268	$0.3982
Revenue per Scheduled Service ASM (1)	$0.1950	$0.1791	$0.1762	$0.1877
Total Cost per Total ASM	$0.1943	$0.2019	$0.1993	$0.1990
Average Passenger Trip Length (miles)	342	326	353	322
Number of Flights	13,705	14,488	41,747	41,181
Into-plane Fuel Cost per Gallon	$1.033	$0.945	$1.069	$0.874
Full-time Equivalent Employees at End of Period	604	607	604	607
Aircraft in Service at End of Period	25	25	25	25

(1)	Passenger, cargo and other transport-related revenue divided by scheduled service ASMs.

(2)	Includes impairment loss.

Note: All statistics exclude charter operations except the following: total available seat miles ("ASMs"), cost per total ASM, impairment loss per total ASM, into-plane fuel cost, number of employees and aircraft in service. Aircraft acquired but not yet placed into service are excluded from the aircraft in service statistics. Numbers in this table may not be recalculated due to rounding.

        The following table provides operating revenues and expenses for the company expressed as cents per total available seat miles, including charter operations, and as a percentage of total operating revenues for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2003		2002		2003		2002
	Per Total ASM	% of Revenue	Per Total ASM	% of Revenue	Per Total ASM	% of Revenue	Per Total ASM	% of Revenue
Operating Revenues:
Passenger service	$0.102	86.2%	$0.098	89.1%	$0.098	85.7%	$0.106	89.0%
Cargo	0.001	0.9%	0.001	1.2%	0.002	1.2%	0.002	1.3%
Other	0.015	12.9%	0.011	9.7%	0.015	13.1%	0.011	9.7%
Total Operating Revenues	$0.118	100.0%	$0.110	100.0%	$0.115	100.0%	$0.119	100.0%
Operating Expenses:
Salaries, wages and
benefits	$0.042	35.7%	$0.042	38.5%	$0.043	37.6%	$0.043	36.3%
Aircraft fuel and oil	0.022	18.9%	0.022	20.4%	0.024	21.3%	0.021	17.5%
Commissions	0.003	2.8%	0.005	4.2%	0.004	3.1%	0.005	4.3%
Dining services	0.002	1.7%	0.005	5.0%	0.003	2.2%	0.006	4.7%
Station rental, landing,
other fees	0.010	8.2%	0.010	8.8%	0.011	9.6%	0.010	8.6%
Aircraft maintenance,
materials and repairs	0.010	8.6%	0.013	11.5%	0.009	8.2%	0.011	9.7%
Depreciation and
amortization	0.006	5.4%	0.005	5.0%	0.006	5.6%	0.006	4.9%
Aircraft rentals	0.008	6.6%	0.007	6.1%	0.010	8.7%	0.007	5.9%
Impairment loss	0.000	0.0%	0.000	0.0%	0.000	0.0%	0.011	9.2%
Other	0.021	17.5%	0.015	13.4%	0.016	13.7%	0.015	12.5%
Total Operating Expenses	$0.125	105.4%	$0.124	112.9%	$0.126	110.0%	$0.135	113.6%
Total ASMs (000s)	801,098		944,932		2,492,012		2,731,048

Three Months Ended September 30, 2003 Compared With Three Months Ended September 30, 2002

        Operating Revenues

        Company operating revenues totaled $94.9 million in third quarter 2003, a $9.0 million, or 8.7%, decrease from third quarter 2002. Passenger revenues accounted for 86.2% of total revenues and decreased $10.8 million, or 11.7%, from third quarter 2002 to $81.8 million. The decrease is attributable to a 13.5% decrease in revenue yield, partially offset by a 2.2% increase in passenger volume, as measured by revenue passenger miles.

        Midwest Airlines passenger revenue decreased $10.4 million, or 14.1%, from 2002 to $63.7 million. This decrease was primarily caused by a 14.9% decrease in revenue yield. Revenue yield decreased due to a substantial decline in high-yield business travel, the sluggish economy and increased competition in many markets, including Midwest Airlines’ main base of operations in Milwaukee. The introduction of Saver Service during the quarter also contributed to the decrease in revenue yield. Origin and destination passengers were essentially unchanged quarter over quarter. Total capacity, as measured by scheduled service ASMs, decreased 16.1% due to four fewer aircraft in scheduled service during third quarter 2003 as the company attempted to align capacity with lower demand. Load factor increased from 58.3% in 2002 to 70.2% in 2003.

        Midwest Connect passenger revenue decreased $0.4 million, or 2.0%, from third quarter 2002 to $18.1 million. This decrease was primarily caused by a 13.7% decrease in revenue yield. Revenue yield decreased due to decreased business travel and lower fares that were used to stimulate travel demand. The decrease in revenue yield was partially offset by a 13.5% increase in passenger volume, as measured by revenue passenger miles. Total capacity, as measured by scheduled service ASMs, decreased 7.8% from third quarter 2002 as schedules were adjusted to meet lower overall demand. Load factor increased from 47.5% in third quarter 2002 to 58.5% in third quarter 2003. The average passenger trip length increased 16 miles, or 4.9%.

        Revenue from cargo, charter and other services increased $1.8 million, or 15.9%, from third quarter 2002 to $13.1 million. Revenue from charter sales increased $0.4 million in third quarter 2003 as the company obtained exclusive charter rights for one additional professional sports team. Revenue from frequent flyer partnerships increased $1.2 million over 2002 due to increased volume with the cobranded credit card. Cargo revenue decreased $0.4 million, or 30.6%, with most of the decrease due to lower U.S. Postal Service mail volumes, in large part the result of security directives and restrictions, as well as a new contract with the U.S. Postal Service that has resulted in lower initial volumes.

        Operating Expenses

        Third quarter 2003 operating expenses decreased $17.2 million, or 14.7%, from third quarter 2002 to $100.0 million. Costs were lowered in most categories, primarily due to planned cost reduction efforts and the introduction of Saver Service in August 2003. Cost per total ASM at Midwest Airlines increased 1.0% in third quarter 2003, while Midwest Connect cost per total ASM decreased 3.8% quarter over quarter.

        Salaries, wages and benefits decreased $6.1 million, or 15.3%, from third quarter 2002 to $33.9 million. The labor cost decrease quarter over quarter reflects the reduction of 591 full-time equivalent employees companywide. The headcount decrease was primarily the result of furloughing employees to align with lower capacity and increase employee productivity, as well as attrition. A reduction in overtime pay and reductions in wages also contributed $0.9 million to decreased labor costs. These decreases were partially offset by higher medical insurance costs. On a cost per total ASM basis, labor costs were unchanged, at 4.2¢ in third quarter of 2002 and 2003, respectively.

        Aircraft fuel and oil and associated taxes decreased $3.3 million, or 15.5% to $17.9 million in third quarter 2003. Into-plane fuel prices increased 13.0% in third quarter 2003, averaging 96.8¢ per gallon versus 85.7¢ per gallon in third quarter 2002, and resulted in a $1.8 million (pre-tax) unfavorable price impact. Fuel consumption decreased 25.2% in the quarter as a result of the capacity reductions at both airlines, as well as lower fuel consumption rates for the Boeing 717 aircraft compared with the DC-9 fleet. Fuel costs in October 2003 trended upward, averaging 98.8¢ per gallon. As of October 31, 2003, no hedges relating to fuel had been placed for fourth quarter 2003 or subsequent periods.

        Commissions for travel agents and commissions related to credit card transactions decreased $1.7 million, or 39.0%, from third quarter 2002 to $2.6 million. The decrease was due primarily to the elimination of standard travel agent commissions beginning March 1, 2003, as well as to an 11.7% decrease in passenger revenue. In addition, savings were realized because of increased travel booked directly through the company’s reservations center and Web site, and other travel-related Web sites. Commissions as a percentage of passenger revenue decreased from 4.7% in third quarter 2002 to 3.2% in third quarter 2003.

        Dining services costs decreased $3.5 million, or 68.4%, from third quarter 2002 to $1.6 million. The decrease was due primarily to the elimination of complimentary onboard meal service in April 2003. Total dining services costs per Midwest Airlines passenger decreased from $9.97 in third quarter 2002 to $3.17 for third quarter 2003.

        Station rental, landing and other fees decreased $1.4 million, or 14.9%, from third quarter 2002 to $7.8 million. The decline is due primarily to a 14.1% decrease in the number of flight segments. On a cost per total ASM basis, these costs increased 0.4% from third quarter 2002.

        Aircraft maintenance material costs decreased $3.8 million, or 31.6%, from third quarter 2002 to $8.2 million. The decrease at Midwest Airlines was caused by lower costs for maintaining the DC-9 fleet as 11 of these aircraft were removed from service quarter over quarter. Additional savings were generated from lower purchased maintenance costs and lower usage of maintenance materials due to fewer flight segments. Maintenance costs at Midwest Connect decreased $0.2 million. On a cost per total ASM basis, these costs decreased 19.4% from third quarter 2002.

        Depreciation and amortization was essentially unchanged from third quarter 2002. The addition of one MD-80 aircraft to the fleet in March 2003 and the acquisition of spare parts to support the Boeing 717 program were offset by the decrease in depreciation related to the DC-9 aircraft retired from the fleet quarter over quarter. On a cost per total ASM basis, these costs increased 17.2% from third quarter 2002 as the company reduced capacity 15.1%.

        Aircraft rental costs of $6.2 million for third quarter 2003 were essentially unchanged from third quarter 2002. The increase in costs due to the early recognition of $0.1 million (pre-tax) of lease expense on one leased DC-9 aircraft removed from service during the quarter, as well as to the addition of eight leased Boeing 717 aircraft to the Midwest Airlines fleet quarter over quarter, was offset by the lower lease rates negotiated on all other leased aircraft remaining in service. Lease expense was recorded in the third quarter 2003 at the new restructured rates. On a cost per total ASM basis, these costs increased 16.0% from third quarter 2003.

        Other operating expenses increased $2.7 million, or 19.2%, from third quarter 2002 to $16.6 million. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, crew hotel rooms, reservation fees, legal fees, other professional services, administration and other items. Higher legal and other professional service costs of $1.9 million, due to the restructuring activities, along with a $4.0 million loss recorded on the sale/leaseback of one MD-80 aircraft, were partially offset by lower crew hotel rooms, advertising and insurance costs. The MD-80 aircraft sale/leaseback transaction was part of the overall aircraft restructuring transactions. The transaction resulted in the retirement of approximately $7.0 million of debt related to the aircraft, which had a book value of approximately $11.0 million on the date of the sale/leaseback. On a cost per total ASM basis, these costs increased 40.6% from third quarter 2002.

        Income Tax Credit

        Income tax credit for third quarter 2003 was ($1.9) million, a $3.1 million decrease from the 2002 credit of ($5.0) million. The effective tax rates for the third quarters of 2003 and 2002 were 35.0% and 37.0%, respectively. The decrease in the effective tax rate was due to the economic uncertainty related to the realization of state net operating loss carryforwards. For purposes of calculating the company’s income tax expense and effective tax rate, the company treats amounts payable to Kimberly-Clark Corporation under a tax allocation and separation agreement entered into in connection with the company’s initial public offering in 1995 as if they were payable to taxing authorities.

        Net Loss

        Net loss for third quarter 2003 was ($3.6) million, a decrease in loss of $5.0 million from third quarter 2002 net loss of ($8.6) million.

Nine Months Ended September 30, 2003 Compared With Nine Months Ended September 30, 2002

        Operating Revenues

        Company operating revenues totaled $285.9 million for the nine months ended September 30, 2003, a $38.0 million, or 11.7%, decrease from the first nine months of 2002. Passenger revenues accounted for 85.7% of total revenues and decreased $43.4 million, or 15.0%, from 2002 to $244.9 million. The decrease was attributable to a 13.6% decrease in yield along with a 1.6% decrease in passenger volume, as measured by revenue passenger miles. Load factor increased from 59.6% in 2002 to 64.3% in 2003.

        Midwest Airlines passenger revenue decreased $39.7 million, or 17.0%, from 2002 to $193.5 million in 2003. This decrease was primarily caused by a 14.4% decrease in revenue yield. Revenue yield decreased due to a substantial decline in high-yield business travel, the sluggish economy and increased competition in many markets, including Midwest Airlines’ main base of operations in Milwaukee. The introduction of Saver Service during the quarter also contributed to the decrease in revenue yield. A 3.1% decrease in passenger volume, as measured by revenue passenger miles, also contributed to the decrease. Total Midwest Airlines capacity, as measured by scheduled service ASMs, decreased 10.1% due to four fewer aircraft in scheduled service at September 30, 2003 as the company attempted to align capacity with lower demand. Load factor increased from 61.2% in 2002 to 65.9% in 2003.

        Midwest Connect passenger revenue decreased by $3.7 million, or 6.6%, from 2002 to $51.4 million in 2003. Traffic increased 13.8% on a 1.6% increase in capacity due to the shifting of certain routes from Midwest Airlines. Load factor increased from 47.0% in 2002 to 52.6% in 2003. Revenue yield decreased 17.9%, from $0.40 in 2002 to $0.33 in 2003, primarily due to increased flight lengths and lower-than-average system revenue yield, decreased business travel, and heavy industrywide fare discounting to stimulate travel demand.

        The company’s revenue from cargo, charter and other services increased $5.3 million, or 14.9%, in 2003. Midwest Airlines benefited from increased revenue from charter sales as more aircraft time was available for charter service and the company had exclusive charter rights for nine professional sports teams as of September 30, 2003. The increased charter revenue was partially offset by a $0.9 million decrease in cargo revenue. Most of this decrease was due to lower U.S. Postal mail volumes, in large part the result of security directives and restrictions, as well as a new contract with the U.S. Postal Service that has resulted in lower initial volumes.

        Operating Expenses

        2003 operating expenses decreased $53.5 million, or 14.5%, from 2002 to $314.5 million. The company realized savings from companywide cost reduction efforts, with reduced costs in many categories, as detailed below. 2002 operating costs include a $29.9 million (pre-tax) impairment charge related to the early retirement of the company’s DC-9 fleet. The company’s cost per total ASM decreased 6.4%, from 13.5¢ in 2002 to 12.6¢ in 2003.

        Salaries, wages and benefits decreased $10.0 million, or 8.5%, from 2002 to $107.6 million in 2003. The labor cost decrease reflects the reduction of 591 full-time equivalent employees since September 30, 2002. The headcount decrease was primarily the result of furloughing employees to align with reduced capacity and increase employee productivity, as well as attrition. A $0.7 million reduction in overtime also contributed to decreased labor costs. These decreases were partially offset by increased benefit costs primarily due to higher medical insurance costs. On a cost per total ASM basis, labor costs stayed constant, at 4.3¢ in 2002 and 2003.

        Aircraft fuel and oil and associated taxes increased $4.2 million, or 7.3%, from 2002 to $60.9 million in 2003. Into-plane fuel prices increased 26.6% in 2003, averaging $1.01 per gallon in 2003 versus $0.80 per gallon in 2002, resulting in a $12.7 million unfavorable pre-tax price impact. Fuel consumption decreased 15.1% in 2003 because of a decrease in flight operations, as well as lower fuel consumption rates of the Boeing 717 aircraft compared with the DC-9 fleet.

        Travel agent and credit card commissions decreased $5.2 million, or 37.2%, from 2002 to $8.8 million. On a cost per total ASM basis, commissions decreased 31.2% from 2002. The decrease was primarily due to the elimination of standard travel agency commissions beginning March 1, 2003, as well as a 15.0% decrease in passenger revenue and savings realized because of increased travel booked directly through the company’s reservations center and Web site, and other travel-related Web sites. Commissions, as a percentage of passenger revenue, decreased from 4.9% in 2002 to 3.6% in 2003.

        Dining service costs decreased $9.0 million, or 58.7%, from 2002 to $6.3 million in 2003. The decrease was due to the elimination of complimentary onboard meal service in April 2003 as well as a 4.9% decrease in origin and destination passengers at Midwest Airlines. Total dining service costs per Midwest Airlines passenger decreased 57.4%, from $10.00 in 2002 to $4.26 in 2003.

        Station rental, landing and other fees decreased $0.6 million, or 2.0%, from 2002 to $27.4 million in 2003. Costs were essentially unchanged primarily because of fixed costs that were not absorbed as efficiently following the company’s capacity reductions. Other factors include increases in landing fee rates and airport rental and ground handling costs, as well as the effect of nonrecurring credits from first quarter 2002. On a cost per total ASM basis, these costs increased 7.4% from 2002.

        Maintenance costs decreased by $7.9 million, or 25.2%, from 2002 to $23.4 million. The decrease was caused by lower engine repair costs at Midwest Airlines due to the phase-out of the DC-9 program, and was partially offset by increased maintenance costs at Midwest Connect due to additional acquisitions and repairs of components for the 328JET aircraft. On a cost per total ASM basis, this category decreased by 18.0% from 2002.

        Depreciation and amortization increased $0.1 million, or 0.6%, from 2002 to $16.0 million in 2003. Costs in this category were essentially unchanged as the addition of one MD-80 aircraft to the fleet in March 2003 and the acquisition of spare parts to support the Boeing 717 program were offset by the decrease in depreciation related to the DC-9 aircraft retired from the fleet year over year. On a cost per total ASM basis, these costs increased 10.2% from 2002.

        Aircraft rental costs increased $6.0 million, or 31.6%, from 2002 to $24.9 million. The increase was due primarily to the early recognition of $4.7 million (pre-tax) of lease expense on six leased DC-9 aircraft removed from service prior to September 30, 2003, as well as the addition of eight leased Boeing 717 aircraft to the Midwest Airlines fleet year over year. The increase was partially offset by the lower lease rates negotiated on all other leased aircraft remaining in service. Lease expense was recorded in the third quarter 2003 at the new restructured rates. On a cost per total ASM basis, these costs increased 44.2% from 2002.

        During the first quarter 2002, the company decided to accelerate the retirement of the Midwest Airlines DC-9 fleet in anticipation of accelerated deliveries of Boeing 717 aircraft. In connection with this decision, the company performed evaluations to determine, in accordance with Statement on Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal on Long-Lived Assets,” whether probability-weighted future cash flows from an asset (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. As a result of the evaluation, the company determined that the estimated probability-weighted future cash flows would be less than the aggregate carrying amounts, resulting in impairment as defined by SFAS No. 144. Consequently, in the first quarter 2002, the cost bases of these assets were reduced to reflect the fair market value at the date of the decision, resulting in a $29.9 million (pre-tax) impairment loss, and the remaining depreciable lives were adjusted for the new retirement schedule. In determining the fair market value of these assets, the company considered market trends in aircraft dispositions, data from third parties and management estimates.

        Other operating expenses decreased $1.2 million, or 3.0%, from 2002 to $39.1 million. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, flight training, legal fees, crew hotel rooms, reservation fees, administration and other items. The decrease was primarily due to cost decreases in insurance, advertising, flight training and crew hotel room expenses. These decreases were partially offset by increased legal and professional services costs of $2.6 million, along with a $4.0 million loss recorded on the sale/leaseback of one MD-80 aircraft. The MD-80 aircraft sale/leaseback transaction was part of the overall aircraft restructuring transactions. The transaction resulted in the retirement of approximately $7.0 million of debt related to the aircraft, which had a book value of approximately $11.0 million on the date of the sale/leaseback. On a cost per total ASM basis, these costs increased 6.3% from 2002.

        Other Income

        Other income for 2003 reflects $11.4 million (pre-tax) received from the April 2003 Emergency Wartime Supplemental Appropriations Act for reimbursement of security costs. In the first quarter 2002, the company recorded other income of $39.5 million (pre-tax) associated with the company’s settlement of arbitration with Fairchild over the cancellation of its 428JET program.

        Income Tax Credit

        Income tax credit for the first nine months of 2003 was ($6.3) million, an increase in credit of $4.1 million from the 2002 credit of ($2.2) million. The effective tax rate for the first nine months of 2003 and 2002 was 35.0% and 37.0%, respectively. The decrease in the effective tax rate was due to the economic uncertainty related to the realization of state net operating loss carryforwards.

        Net Loss

        Net loss for the first nine months of 2003 was ($11.7) million, which reflects an increase in loss of $7.9 million from 2002 net loss of ($3.8) million. The net loss margin declined to (4.1)% in 2003 from (1.2%) in 2002.

2002 Overview

        Year-over-year comparisons of financial results and performance data may not be meaningful because the comparisons are distorted by the impact of the events of September 11, 2001.

        The company’s 2002 operating loss was $(54.3) million, which reflects an increase in operating loss of $16.3 million from the 2001 operating loss of $(38.0) million. Net loss for the year was $(10.6) million, which reflects an improvement in net loss of $4.3 million from the 2001 net loss of $(14.9) million. Net loss per diluted share in 2002 was $(0.72), a $0.36 improvement from the 2001 net loss per diluted share of $(1.08). 2002 results include a $29.9 million (pre-tax) impairment charge related to the early retirement of the company’s DC-9 fleet and other income of $39.5 million (pre-tax) associated with the Fairchild arbitration settlement over the cancellation of the 428JET program. 2001 results included an $8.8 million (pre-tax) impairment charge related to the earlier-than-intended retirement of eight owned DC-9-10 aircraft and non-operating income of $16.3 million (pre-tax) associated with a grant received under the Air Transportation Safety and System Stabilization Act.

        The company’s financial results were significantly impacted by the weak economy and the aftermath of the events of September 11. Following the terrorist attacks, the nation’s air transportation system was temporarily shut down. Following the resumption of service, travel demand declined dramatically and over the year the company periodically decreased the number of flights it had planned to operate.

        Capacity, as measured by scheduled service available seat miles (“ASMs”), increased 1.2% in 2002. Capacity decreased 1.3% at Midwest but increased 26.7% at Midwest Connect. Midwest’s capacity decreased due to the retirement of one DC-9-10 aircraft in the second quarter and the sale of two DC-9-10 aircraft in the fourth quarter. Midwest Connect’s capacity increase was due to the addition of two new regional jets in scheduled service, as well as the fact that a number of Midwest routes were shifted to smaller Midwest Connect aircraft to more efficiently handle decreased passenger levels. Traffic, as measured by revenue passenger miles, increased 1.7%. Load factor increased from 59.9% in 2001 to 60.2% in 2002.

        The company’s total revenue in 2002 decreased $30.5 million, or 6.7%, from 2001 to $427.0 million. The decrease in revenue was primarily attributable to a 10.2% decrease in revenue yield (passenger revenue per revenue passenger mile). The company experienced a substantial decline in high-yield business travel during the year due to the events of September 11, the slowing economy, new pricing structures that enable business travelers to purchase tickets at lower fares, industrywide heavy fare discounting to stimulate travel demand, and increased competition in some markets.

        The company’s operating expenses decreased by $14.3 million, or 2.9%, in 2002 to $481.2 million. The company realized savings from lower fuel prices and companywide cost-reduction efforts, with reduced costs in most expense categories. 2002 operating costs include a $29.9 million (pre-tax) impairment charge related to the early retirement of the company’s DC-9 fleet. 2001 operating costs included an $8.8 million (pre-tax) impairment charge related to the earlier-than-intended retirement of eight owned DC-9-10 aircraft. Cost changes are further explained in the sections that follow.

        In 2002, the airline industry continued to operate in an uncertain domestic and global economy. The company’s revenues have been adversely affected by a reduction in business travel and a general decline in the demand for air travel following the events of September 11. In addition, increased costs related to enhanced security measures and aviation-related insurance have adversely impacted the company’s results. The company took action in 2002 to attempt to increase its operating revenues and decrease costs. As discussed above, the company continued to take action in 2003.

        The following table provides operating revenues and expenses for the company expressed as cents per total available seat miles, including charter operations, and as a percentage of total operating revenues for 2002, 2001 and 2000.

	2002			2001			2000
	Per Total ASM		%	Per Total ASM		%	Per Total ASM		%
Operating Revenues:
Passenger service	10.35	¢	88.6%	11.56	¢	90.5%	12.76	¢	91.5%
Cargo	0.16		1.3%	0.25		2.0%	0.32		2.3%
Other	1.18		10.1%	0.96		7.5%	0.86		6.2%
Total operating revenues	11.69		100.0%	12.77		100.0%	13.94		100.0%
Operating expenses:
Salaries, wages and benefits	4.29		36.7%	4.67		36.6%	4.41		31.6%
Aircraft fuel and oil	2.15		18.4%	2.43		19.0%	2.72		19.5%
Commissions	0.51		4.3%	0.66		5.2%	0.74		5.3%
Dining services	0.54		4.6%	0.72		5.7%	0.73		5.2%
Station rental/landing/other	1.03		8.8%	1.02		8.0%	1.01		7.3%
Aircraft maintenance	1.12		9.6%	1.40		10.9%	1.58		11.3%
Depreciation and amortization	0.58		5.0%	0.58		4.6%	0.49		3.6%
Aircraft rentals	0.69		5.9%	0.69		5.4%	0.71		5.1%
Impairment loss	0.82		7.0%	0.25		1.9%	--		--
Other	1.45		12.4%	1.41		11.0%	1.35		9.7%

Total operating expenses	13.18	¢	112.7%	13.83	¢	108.3%	13.74	¢	98.6%

Total ASMs (millions)	3,651.2			3,582.4			3,443.7

Note: Numbers in this table may not be recalculated due to rounding.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

        Operating Revenues

        Year-over-year comparisons of financial results and performance data may not be meaningful because the comparisons are distorted by the impact of the events of September 11, 2001.

        Company operating revenues totaled $427.0 million in 2002, a $30.5 million, or 6.7%, decrease from 2001. Passenger revenues accounted for 88.6% of total revenues and decreased $36.1 million, or 8.7%, from 2001 to $378.0 million in 2002.

        Midwest passenger revenue decreased $41.6 million, or 12.0%, from 2001 to $305.5 million in 2002. Revenue yield decreased 11.7% due to lower business fares and decreased business travel demand, increased competition from low-fare airlines, and new pricing structures that enable business passengers to purchase lower fares. Load factor increased from 61.1% in 2001 to 61.6% in 2002.

        Midwest Connect passenger revenue increased $5.5 million, or 8.2%, from 2001 to $72.5 million in 2002. Traffic, as measured by revenue passenger miles, increased 28.2%. Load factor increased from 48.3% in 2001 to 48.9% in 2002. Revenue yield decreased 15.6%, from $0.44 in 2001 to $0.38 in 2002, due to decreased business travel as a result of the slowing economy, a revised mix of longer flights with lower yields, and lower fares used to stimulate travel demand.

        Revenue from cargo, charter and other services increased $5.6 million in 2002. Revenue from charter sales increased $4.7 million from 2001 as more aircraft time was available for charter service and the company acquired exclusive charter rights for two professional baseball teams and other sports teams. Cargo revenue decreased $3.2 million, or 36%, with most of the decrease due to lower U.S. Postal Service mail volumes, in large part the result of new federal security directives and restrictions.

        Operating Expenses

        2002 operating expenses decreased $14.3 million, or 2.9%, from 2001. The decrease was primarily the result of lower costs in the following categories: labor, fuel, commissions, dining services and maintenance. These decreases were partially offset by higher costs in the “other” category (insurance costs, advertising and a nonrecurring property tax credit in 2001). Cost per ASM (excluding the impairment charge) decreased 9.7% at Midwest and decreased 13.2% at Midwest Connect in 2002. The company’s cost per total ASM (excluding the impairment charge) decreased 9.0%, from 13.6¢ in 2001 to 12.4¢ in 2002.

        Salaries, Wages and Benefits

        Salaries, wages and benefits decreased $10.6 million, or 6.4%, from 2001 to $156.7 million in 2002. The company decreased headcount throughout 2001 and 2002 to better align with slower capacity growth and reduced passenger levels, and to reduce costs given the revenue environment. The overall headcount decrease was primarily the result of furloughing employees, which reduced labor costs by $10.5 million. In October 2001, the company implemented a salary freeze for all employees except pilots, whose wages are covered by a collective bargaining agreement. The pay freeze was removed effective October 1, 2002 and employees became eligible for a pay increase after they had had their compensation frozen for 12 months. A salary freeze for officers and other members of senior management has been in effect for a longer period of time and continued as of year-end. A $1.5 million reduction in overtime also contributed to decreased labor costs. These decreases were partially offset by higher pilot labor costs, higher medical insurance costs and less labor capitalized for maintenance projects. On a cost per total ASM basis, labor costs decreased 8.1% from 4.7¢ in 2001 to 4.3¢ in 2002.

        Aircraft Fuel and Oil

        Aircraft fuel and oil and associated taxes decreased $8.3 million, or 9.5%, in 2002. Costs decreased 11.2% on a cost per ASM basis. Into-plane fuel prices decreased 8.9% per gallon, averaging 83.4¢ per gallon in 2002 versus 91.5¢ per gallon in 2001, resulting in a $7.8 million favorable pre-tax price variance. Fuel consumption decreased 0.7% in 2002. As of December 31, 2002, the company had options in place for approximately 20% and 15% of its projected aircraft fuel purchases in the first and second quarters of 2003.

        Commissions

        Commissions decreased $5.1 million, or 21.7%, from 2001 to $18.5 million in 2002. This category includes travel agent commissions and credit card commissions. The decrease was due primarily to an 8.7% decrease in passenger revenue, and by savings resulting from an increase in travel booked directly through the company’s reservations centers and Web site, and other travel-related Web sites. Commissions, as a percentage of passenger revenue, decreased from 5.7% in 2001 to 4.9% in 2002. In December 2002, Midwest changed its travel agent commission cap to a maximum of $10 per roundtrip or one-way ticket from $20 per roundtrip.

        Dining Services

        Dining service costs decreased $6.3 million, or 24.3%, from 2001 to $19.6 million in 2002. The decrease was due to the implementation of roundtrip catering on most flights, a 1.7% decrease in origin and destination passengers at Midwest, and lower food prices. Roundtrip catering provides for meals to be loaded at the origin city of a roundtrip route, rather than loading the aircraft with meals at both cities on the route. Also, effective November 1, 2002, the company began limiting its meal service to traditional meal times and offering passengers one of three levels of meal service based on flight duration and market segment. Total dining service costs per Midwest passenger (including food, beverage, linen, catering equipment and supplies) decreased from $12.47 in 2001 to $9.47 in 2002.

        Regional jet flights longer than 30 minutes generally offer onboard inflight services ranging from snacks to light meals, full beverage service and complimentary champagne. Baked-onboard chocolate chip cookies and hot towel service are featured on select flights. Total dining service cost per regional jet passenger (including food, beverage, catering equipment and supplies) was $3.47 in 2002, compared with $3.89 in 2001.

        Station Rental, Landing and Other Fees

        Station rental, landing and other fees increased $1.2 million, or 3.4%, from 2001 to $37.7 million in 2002. The increase was caused by 22.1% higher costs at Midwest Connect, partially offset by 2.4% lower costs at Midwest, due to fewer flight segments being operated. Passenger screening-related security costs increased $0.6 million year-over-year. Airport costs were favorably impacted in 2001 by nonrecurring credits received from Milwaukee County. On a cost per total ASM basis, these costs increased 1.4%.

        Aircraft Maintenance Materials and Repairs

        Aircraft maintenance costs decreased by $9.1 million, or 18.2%, from 2001 to $41.0 million in 2002. Aircraft maintenance costs decreased 19.7% on a cost per total ASM basis. Costs at Midwest decreased $10.8 million, or 27.1%, in 2002 while costs at Midwest Connect increased $1.8 million, or 17.4%. The decrease at Midwest was caused by lower costs in almost all maintenance categories, including lower DC-9 engine overhaul costs, lower long-term maintenance costs on the DC-9 fleet due to the near-term phase-out of the DC-9-10 series, lower purchased maintenance costs, and lower maintenance materials and cost savings realized through the MSG-3 aircraft maintenance program that was fully implemented in June 2001. The MSG-3 program is designed such that major airframe maintenance events are divided into smaller, more frequent events that result in fewer duplicate tasks, and airframe maintenance costs are expensed as they are incurred. Costs at Midwest Connect increased as a result of two additional regional jets entering scheduled service during 2002, the expiration of the warranty period on 328JETs, and several heavy maintenance checks on the Beech 1900Ds. On a cost per total ASM basis, Midwest costs decreased 26.8% and Midwest Connect’s costs decreased 7.4%.

        Depreciation and Amortization

        Depreciation and amortization increased $0.2 million, or 1.1%, from 2001 to $21.2 million in 2002. On a cost per total ASM basis, these costs decreased 0.9%.

        Aircraft Rentals

        Aircraft rental costs increased $0.5 million, or 2.0%, from 2001 to $25.3 million in 2002. On a cost per total ASM basis, these costs increased 0.1%.

        Impairment Loss

        A $29.9 million (pre-tax) impairment charge was recorded in 2002. The company accelerated the retirement of the Midwest DC-9 fleet in anticipation of accelerated deliveries of Boeing 717 aircraft. In connection with this decision, the company performed evaluations to determine, in accordance with SFAS No. 144, whether probability-weighted future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. As a result of the evaluation, the company determined that the estimated probability-weighted future cash flow would be less than the carrying amount of the aircraft, resulting in impairment as defined by SFAS No. 144. Consequently, the cost bases of these assets were reduced to reflect the fair market value at the date of the decision, resulting in a $29.9 million (pre-tax) impairment loss, and the remaining depreciable lives were adjusted for the new retirement schedule. In determining the fair market value of these assets, the company considered market trends in aircraft dispositions, data from third parties and management estimates.

        An $8.8 million (pre-tax) impairment charge was recorded in 2001 for eight company-owned DC-9-10 aircraft. During 2001, the company accelerated the retirement of these aircraft beginning in 2003. In connection with this decision, the company performed an evaluation, in accordance with SFAS No. 121, to determine whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amount of these aircraft. As a result of the evaluation, the company determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amounts, resulting in impairment, as defined SFAS No. 121. Consequently, the original cost bases of these aircraft were reduced to reflect the fair market value at the date of the decision, resulting in an $8.8 million (pre-tax) impairment charge.

        Other Operating Expenses

        Other operating expenses increased $2.2 million, or 4.3%, from 2001 to $52.8 million in 2002. Other operating expenses consist of advertising and promotion, insurance, legal fees, property taxes, consulting services, crew hotel rooms, reservation booking fees, administration and other items. The increase was primarily due to a $4.8 million increase in hull and liability insurance, $1.0 million in increased flight training costs and $0.8 million in increased advertising, offset by a decrease in frequent flyer costs, crew hotel rooms, communications, mail handling costs, air cargo, software costs, reservation fees and other items. 2001 expenses were favorably impacted by a $1.0 million property tax refund resulting from legislation in Wisconsin that exempted hub airlines from property tax. On a cost per total ASM basis, other operating costs increased 2.3%.

        Interest Income and Interest Expense

        Interest income reflects interest earned on the company’s cash and cash equivalents. Interest expense consists of mortgage interest associated with the company’s headquarters building, as well as interest on the short-term note payable, interest associated with the borrowings against the secured bank credit facility, and interest on the company’s long-term debt.

        Other Income (Expense)

        In 2002, the company recorded other income of $39.5 million (pre-tax) associated with the company’s settlement of arbitration with Fairchild over the cancellation of its 428JET program. Following Fairchild’s filing of insolvency in 2002, the previously disclosed gain of $46 million was reduced primarily due to a decrease in the estimated fair market value of two Fairchild 328JET regional jets that the company received in January and February 2002. The company does not expect to receive any additional benefits from the settlement. Midwest Connect currently operates 10 32-passenger 328JET regional jets.

        In 2001, to support the airline industry, the federal government implemented the Air Transportation Safety and System Stabilization Act. This legislation included support to passenger airlines in the form of a $4.5 billion grant, $10 billion in loan guarantees and assistance with increased insurance costs. The company recorded non-operating income of $16.3 million in 2001 associated with federal government grant support. Of the amount claimed, the company received $13.9 million as of December 31, 2001 with the balance of $2.4 million received in 2002. In addition, a remaining amount of $0.3 million was recorded and received in 2002. Total incurred losses were in excess of amounts claimed and recorded.

        Credit for Income Taxes

        Income tax credit for 2002 was $(5.7) million, a $3.1 million decrease from the 2001 income tax credit of $(8.8) million. The effective tax rates for 2002 and 2001 were (35.0)% and (37.0)%, respectively. The 2002 rate decreased due to the uncertainty of realization of state net operating losses. For purposes of calculating the company’s income tax expense and effective tax rate, the company treats amounts payable to an affiliate of Kimberly-Clark under a tax allocation and separation agreement entered into in connection with the company’s initial public offering as if they were payable to taxing authorities.

        Net Loss

        Net loss for 2002 was $(10.6) million, which reflects an improvement of $4.4 million from the 2001 net loss of $(14.9) million. The net loss margin improved from (3.3)% in 2001 to (2.5)% in 2002.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

        Operating Revenues

        Company operating revenues totaled $457.4 million in 2001, a $22.6 million, or 4.7%, decrease from 2000. Passenger revenues accounted for 90.5% of total revenues and decreased $25.2 million, or 5.7%, from 2000 to $414.2 million in 2001.

        Midwest passenger revenue decreased $33.3 million, or 8.8%, from 2000 to $347.1 million in 2001. Revenue yield decreased 8.7% due to decreased business travel as a result of the slowing economy, increased competition in some markets and lower fares after September 11, 2001 that were used to stimulate travel demand. Load factor decreased from 62.4% in 2000 to 61.1% in 2001.

        Midwest Connect passenger revenue increased $8.1 million, or 13.7%, from 2000 to $67.1 million in 2001. Traffic, as measured by revenue passenger miles, increased 33.9%. Load factor increased from 45.5% in 2000 to 48.3% in 2001. Revenue yield decreased 15.1%, from $0.52 in 2000 to $0.44 in 2001, due to decreased business travel as a result of the slowing economy, a revised mix of longer flights with lower yields, and lower fares after September 11 that were used to stimulate travel demand.

        Revenue from cargo, charter and other services increased $2.6 million in 2001. This fluctuation was primarily attributable to a $2.7 million increase in frequent flyer program partnership revenue, primarily from the sale of frequent flyer miles, a $1.2 million increase in charter sales and a $1.2 million increase in service charge fees, offset by a $2.2 million decrease in cargo revenue. Mail volumes decreased in 2001 as more mail was transported by ground transportation or dedicated freight carriers. In addition, cargo revenue decreased because of the weak economy and a reduction in mail volume following September 11 due to tighter security requirements that limit the weight of mail that can be transported.

        Operating Expenses

        2001 operating expenses increased $22.3 million, or 4.7%, from 2000. The increase was primarily the result of higher labor costs, an increase in depreciation and amortization, and an $8.8 million asset impairment charge associated with eight owned DC-9-10 aircraft. These increases were offset by lower fuel costs and lower aircraft maintenance costs. Cost per ASM (excluding the impairment charge) increased 1.0% at Midwest and decreased 9.0% at Midwest Connect in 2001. The company’s cost per total ASM increased 0.7%, from 13.7¢ in 2000 to 13.8¢ in 2001.

        Salaries, Wages and Benefits

        Salaries, wages and benefits increased $15.6 million, or 10.3%, from 2000 to $167.3 million in 2001. Labor costs increased 6.0% on a cost per ASM basis. Increased labor costs were primarily the result of increased labor rates ($9.0 million) at Midwest and Midwest Connect. The majority of the labor rate increases were for customer service and maintenance employees at Midwest, effective in second quarter 2001. These rate adjustments were implemented based on industry salary surveys and management’s desire to increase pay scales to maintain a competitive position in the industry. Other factors causing the change in salaries, wages and benefits were increased headcount ($4.6 million) and increased benefit costs ($3.3 million), primarily due to higher medical insurance costs. These increases were partially offset by a $1.6 million decrease in overtime pay.

        Aircraft Fuel and Oil

        Aircraft fuel and oil and associated taxes decreased $6.8 million, or 7.2%, in 2001. Costs decreased 10.8% on a cost per ASM basis. Into-plane fuel prices decreased 9.0% per gallon, averaging 91.5¢ per gallon in 2001 compared with $1.01 per gallon in 2000, resulting in an $8.8 million favorable pre-tax price variance. Fuel consumption increased 2.0% in 2001. The company entered into option cap agreements for about 15% of its fourth quarter fuel volume, with no material impact on earnings.

        Commissions

        Commissions decreased $1.8 million, or 7.2%, from 2000 to $23.6 million in 2001. This category includes travel agent commissions and credit card commissions. The decrease was primarily due to a 5.7% decrease in passenger revenue. In addition, on September 21, 2001, the company implemented a new travel agent commission structure that capped travel agent commissions at lower levels. In 2001, the company realized an increase in use of the company’s Web site for travel bookings. Commission costs decreased 10.8% on a cost per total ASM basis.

        Dining Services

        Dining service costs increased $0.9 million, or 3.4%, from 2000 to $25.9 million in 2001. The increase was due to a 3.2% increase in food and services prices. Total dining service costs per Midwest passenger (including food, beverage, linen, catering equipment and supplies) increased from $12.08 in 2000 to $12.47 in 2001.

        Station Rental, Landing and Other Fees

        Station rental, landing and other fees increased $1.5 million, or 4.4%, from 2000 to $36.4 million in 2001. Midwest operated 0.5% fewer flight segments and Midwest Connect operated 4.0% more flight segments, resulting in the net increase. Airport costs were favorably impacted by abnormally good weather in fourth quarter 2001 and a reduction in costs at the Milwaukee airport following the events of September 11.

        Aircraft Maintenance Materials and Repairs

        Aircraft maintenance costs decreased by $4.2 million, or 7.8%, from 2000 to $50.1 million in 2001. Aircraft maintenance costs decreased 11.3% on a cost per total ASM basis. Costs at Midwest decreased $5.8 million, or 12.8%, in 2001 while costs at Midwest Connect increased $1.6 million, or 19.1%. The decrease at Midwest was primarily due to lower engine repair costs, and lower purchased maintenance costs and cost savings realized through the MSG-3 program, whereby major airframe maintenance events are divided into smaller, more frequent events that result in fewer duplicate tasks, and airframe maintenance costs are expensed as they are incurred. Costs at Midwest Connect increased as a result of three additional regional jets entering scheduled service during 2001.

        Depreciation and Amortization

        Depreciation and amortization increased $3.9 million, or 23.2%, from 2000 to $20.9 million in 2001. The increase was primarily the result of depreciation associated with one additional owned MD-80 series aircraft and three additional owned regional jets placed in service during 2001.

        Aircraft Rentals

        Aircraft rental costs increased $0.3 million, or 1.1%, from 2000 to $24.8 million in 2001. The costs associated with the addition of one leased MD-80 aircraft were mostly offset by the reduction in lease costs due to lower interest rates for three DC-9 aircraft and five Beech 1900D aircraft.

        Impairment Loss

        In the second quarter 2001, the company recorded an $8.8 million impairment charge associated with the write-down in carrying value of eight owned DC-9-10 aircraft that the company intends to retire earlier than originally planned. In connection with this decision, the company performed evaluations to determine, in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. As a result of the evaluation, the company determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amounts, resulting in an impairment, as defined by SFAS No. 121. Consequently, the original cost basis of these aircraft was reduced to reflect the fair market value at the date of the decision, resulting in an $8.8 million (pre-tax) impairment loss, and the remaining depreciable lives were adjusted for the new retirement schedule. In determining the fair market value of these assets, the company considered market trends in aircraft dispositions, data from third parties and management estimates. Depreciation on these aircraft going forward will be almost unchanged as the shorter life was offset by the decrease in cost basis.

        Other Operating Expenses

        Other operating expenses increased $4.1 million, or 8.7%, from 2000 to $50.7 million in 2001. Other operating expenses consist of advertising and promotion, insurance, legal fees, property taxes, consulting services, crew hotel rooms, reservation booking fees, administration and other items. 2001 expenses were favorably impacted by a $1.0 million property tax refund associated with the first six months of 2001, resulting from legislation in the State of Wisconsin that exempted hub airlines from property tax. 2001 costs included a $0.5 million loss on the retirement of one DC-9-10 aircraft (due to significantly reduced capacity following September 11) and a $0.7 million gain on the sale of the former Midwest Connect maintenance facility. In 2000, other expenses were favorably impacted by a nonrecurring $2.7 million settlement of a sales and use tax dispute on meals boarded on aircraft in Wisconsin. Other significant cost increases in 2001 included higher legal fees ($1.1 million), due primarily to the Fairchild dispute, and higher crew hotel room costs. These increases were offset by lower professional and financial services costs ($1.6 million), due to fewer consulting services costs incurred in 2001. On a cost per total ASM basis, other operating costs increased 4.5%.

        Interest Income and Interest Expense

        Interest income reflects interest earned on the company’s cash and cash equivalents. Interest expense consists of mortgage interest associated with the company’s headquarters building, interest on the short-term note payable, interest associated with the company’s secured bank credit facility, and interest on the company’s long-term debt. Interest expense increased in 2001 due to an increase in use of the company’s credit facility and interest costs associated with the debt financing of three regional jet aircraft and one MD-80 series aircraft.

        Other Income (Expense)

        To support the airline industry, the federal government implemented the Air Transportation Safety and System Stabilization Act. This legislation included support to passenger airlines in the form of a $4.5 billion grant, $10 billion in loan guarantees, and assistance with increased insurance costs. The company recorded non-operating income of $16.3 million in 2001 associated with federal government grant support. Of the amount claimed, the company received $13.9 million as of December 31, 2001. Total incurred losses as of December 31, 2001 were in excess of the amount claimed.

        (Credit) Provision for Income Taxes

        Income tax credit for 2001 was $(8.8) million, an $11.8 million decrease from the 2000 provision of $3.1 million. The effective tax rates for 2001 and 2000 were (37.0%) and 36.4%, respectively.

        Net (Loss) Income

        Net loss for 2001 was $(14.9) million, which reflects a decrease of $15.4 million from 2000 net income of $0.5 million. The net income (loss) margin decreased from 0.1% in 2000 to (3.3)% in 2001.

Liquidity and Capital Resources

        Cash and Working Capital for Third Quarter 2003

        The company’s unrestricted cash and cash equivalents totaled $29.1 million at September 30, 2003, compared with $41.5 million at December 31, 2002. Net cash used in operating activities totaled $15.5 million in the first nine months of 2003. Net cash used in investing activities totaled $8.8 million in the first nine months of 2003. Net cash provided by financing activities in the first nine months of 2003 totaled $11.9 million, due primarily to the increase in restricted cash from receipt of proceeds from the first of the two steps in the issuance of the convertible senior secured notes (the proceeds were recorded as restricted cash until they were released from escrow). The cash increase was partially offset by the payment of principal under the bank credit facility in connection with consummation of the county transaction. The company’s unrestricted cash and cash equivalents totaled $52.4 million at October 31, 2003, which includes the proceeds from the first step of the sale of the convertible senior secured notes, as the proceeds were recorded as unrestricted cash upon their release from escrow on October 21, 2003.

        The cash balance at September 30, 2003 reflects the effects of the significant restructuring of lease and debt payments completed in third quarter 2003. As part of its restructuring efforts, the company suspended lease and debt payments on most of its aircraft from March to August 2003. The aggregate amount of the payments that the company had not made as a result of the lease and debt payment moratorium was approximately $11.7 million. In July 2003, the company made payments totaling $4.8 million to the lessors and lenders in conjunction with the signing of tentative agreements to restructure the aircraft financings. In August 2003, the agreements were finalized and the company paid an additional $2.3 million to the lessors and lenders. For the remainder of the quarter, the company made lease payments at revised, lower lease rates. As discussed more fully below, the company’s subsidiaries also delivered subordinated promissory notes to the lessors and lenders, the aggregate principal amount of which is $7,533,000.

        As of September 30, 2003, the company had a working capital surplus of $8.4 million compared with a $45.2 million deficit on December 31, 2002. The improvement in working capital as of September 30, 2003 is primarily related to an increase in restricted cash associated with the proceeds from the private placement of convertible debt and an increase in the credit card processor holdback (as discussed more fully below). A reduction in notes payable related to the bank credit facility and a reduction in current maturities of long-term debt related to the aircraft debt restructuring that was finalized in August 2003 also contributed to the improvement in working capital.

        Cash and Working Capital for Year Ended December 31, 2002

        The company’s cash and cash equivalents totaled $56.6 million (including $15.1 million of “restricted cash,” as discussed more fully below) at December 31, 2002, compared with $46.9 million at December 31, 2001. Net cash provided by operating activities totaled $39.1 million in 2002. Net cash used in investing activities totaled $55.3 million in 2002. Net cash provided by financing activities in 2002 totaled $25.8 million due primarily to proceeds received from a private equity placement and funding associated with the pre-delivery progress payments related to the company’s new Boeing 717 aircraft program, partially offset by the payment of principal under the bank credit facility (each as discussed below). The company’s unrestricted cash and cash equivalents totaled $31 million at March 13, 2003. The company’s restricted cash and cash equivalents at March 13, 2003 totaled an additional $19.6 million.

        As of December 31, 2002, the company had a working capital deficit of $45.2 million compared with a $61.4 million deficit on December 31, 2001. The improvement in the working capital deficit can be attributed to the receipt of $25.0 million of cash proceeds associated with the Fairchild arbitration settlement and $20.5 million in net proceeds from the private placement of the company’s common stock. The working capital deficit is primarily due to the company’s air traffic liability (which represents deferred revenue for advance bookings, whereby passengers have purchased tickets for future flights and revenue is recognized when the passenger travels) and frequent flyer program liability (which represents deferred revenue and accrued costs associated with future travel). Because of this, the company expects to operate at a working capital deficit, which is not unusual for the industry.

        Receivables

        The company has agreements with organizations that process credit card transactions arising from purchases of air travel tickets by customers of the company. The company has one such agreement with an organization that processes MasterCard/Visa transactions. Credit card processors have financial risk associated with tickets purchased for travel in the future because although the processor generally forwards the cash related to the purchase to the company soon after the purchase is completed, the air travel generally occurs after that time and the processor would have liability if the company does not ultimately deliver the travel. The agreement with the organization that processes MasterCard/Visa transactions was amended in January 2002 to allow the credit card processor to create and maintain a reserve account that is funded by retaining cash that it otherwise would deliver to the company (i.e., “restricted cash”). As of September 30, 2003, the retained cash amount was 100 percent of the credit card processor’s risk exposure, or approximately $30.5 million. This became effective in conjunction with an agreement, executed August 29, 2003, to extend the credit card processing agreement to February 28, 2004. The company believes that it will be able to either renew this agreement or find an alternative processor by the expiration of this agreement. The extension included an increase in processing fees and release of a second priority lien that exists on substantially all non-aircraft personal property of the company and certain aircraft, and of a third priority lien on the company’s headquarters facility. As of September 30, 2003, American Express had retained cash related to credit card processing totaling $1.0 million. If current industry conditions persist, other credit card processors may require a holdback as well. The aggregate amount of the risk exposure of the processors (other than amounts under holdback) as of October 31, 2003 was approximately $2.3 million.

        The company offers the Midwest Airlines MasterCard program. During 2002, the company transitioned the program from Elan Financial Services to Juniper Bank under an agreement effective July 1, 2002. The program allows Midwest Airlines to offer a co-branded credit card to enhance loyalty to the airline and increase frequent flyer membership. The company generates income by selling frequent flyer program miles to Juniper Bank, which in turn awards the miles to cardholders for purchases made with their credit cards. In early fourth quarter 2002, Juniper Bank paid the company $20.0 million in accordance with the agreement between the parties. This payment was a prepayment of amounts due the company in anticipation of mileage to be earned by cardholders in future periods. The company recognized revenue under the agreement (subject to the company’s revenue recognition policies for frequent flyer miles) based on actual credit card purchase and mileage credit activity rather than on the receipt of these or similar cash payments that the agreement may obligate Juniper Bank to make. Accordingly, the company reflected deferred revenue on its balance sheet based on the amount by which the cash the company received under the agreement exceeded the revenue the company had recognized under the company’s revenue recognition policy. As of September 30, 2003, the deferred revenue was $0, as the prepayment had been fully recognized. Current program miles sold to Juniper are recorded as a receivable on the company’s balance sheet.

        Capital Spending

        Capital spending totaled $14.0 million for the nine months ended September 30, 2003. Capital expenditures consisted primarily of costs associated with the startup of the Boeing 717 program, with the majority of that spending related to the acquisition of spare parts for the program. In addition, spending was incurred to convert some of the MD-80 fleet to the Saver Service configuration. Capital spending for the remainder of the year is estimated at approximately $3.0 million.

        Liabilities and Other Obligations

        In the second quarter 2002, Midwest Airlines entered into a loan agreement to fund pre-delivery progress payments to The Boeing Company for new Boeing 717 aircraft. Midwest Airlines entered into the loan agreement with Kreditanstalt fur Wiederaufbau Bank (“KfW”) with the assistance of Rolls-Royce Deutschland Ltd. & Co. KG (“Rolls-Royce”). Rolls-Royce agreed to guarantee this loan agreement on behalf of Midwest Airlines. The loan agreement provides up to $45.0 million in pre-delivery progress payment financing. To date, Midwest Airlines has made pre-delivery progress payments of $46.7 million for the Boeing 717 aircraft program. As of September 30, 2003, Midwest Airlines has borrowed $34.9 million under the loan agreement. Under a financing commitment between Midwest Airlines and Boeing Capital Corporation (“BCC”), at each aircraft delivery BCC acquires and pays for the aircraft delivered, including interest accrued on the debt owed KfW, and then leases the aircraft to Midwest Airlines. At that time, BCC reimburses Midwest Airlines in full for the pre-delivery progress payments Midwest Airlines has made. To the extent Midwest Airlines originally funded such payments through KfW, Midwest Airlines uses the amounts reimbursed to repay the related debt to KfW. To the extent Midwest Airlines originally funded such payments with operating cash, the amounts reimbursed represent available cash. The loan balance above reflects the net effect of pre-delivery progress payments and delivery reimbursements as of September 30, 2003. Interest accrues from the date of borrowing to the aircraft delivery date, and is included in the final purchase price as capitalized interest. The interest rate on borrowings under the agreement is LIBOR plus 195 basis points. This debt has been classified as long-term in the accompanying condensed consolidated balance sheet. There are no financial covenants associated with this debt obligation.

        With the loan agreement with KfW and the BCC commitment, the company believes it has requisite financing for the Boeing 717 program. Although BCC is able to terminate its financing commitment if it deems the company has experienced a material adverse change and the commitment is subject to other conditions, the company does not anticipate that the financing commitment will be terminated or that the company will be unable to meet the conditions.

        Midwest Airlines has received credit memos from certain suppliers associated with the delivery of each Boeing 717 aircraft to be used for the acquisition of aircraft spare parts and maintenance tooling, employee training, flight simulator rental, aircraft lease payments and engine maintenance agreements. As of September 30, 2003, the amount of unused credit memos totaled $12.5 million and is recorded as Other Assets. Midwest Airlines will receive additional credit memos on the delivery of each subsequent Boeing 717 aircraft, and will continue to use the credits as needed to pay for applicable services. The benefit of these credit memos is being recognized over the term of the leases.

        The company maintains a qualified defined benefit plan, the Pilots’ Supplemental Pension Plan (the “Qualified Plan”), which provides supplemental retirement benefits to Midwest Airlines pilots, and an unfunded nonqualified defined benefit plan to provide Midwest Airlines pilots with annuity benefits for salary in excess of amounts permitted to be paid under the provisions of the tax law to participants in the Qualified Plan. The discount rate used to determine the funding requirements for the Qualified Plan was 6.75%. To determine this rate, industry benchmarks were used, primarily the Moody’s Aa Corporate Bond yield as of December 31, 2002. The method used to determine the market-related value of plan assets is the prior year’s market-related value of assets, adjusted by contributions, disbursements, expected return on investments and 20% of investment gains (losses) during the five prior years. The Qualified Plan assets are currently invested in money market and other stable principal-type funds. 2003 funding requirements for the Qualified Plan are $1.7 million. As of October 31, 2003, funding requirements for 2003 had been fulfilled, and no additional cash will be paid for the remainder of the year. Estimated 2004 funding requirements for the Qualified Plan are $1.6 million.

        As discussed above, the company’s subsidiaries delivered subordinated promissory notes (the “Basic Moratorium Notes”) to the lessors and lenders as part of the restructuring agreements. The aggregate principal amount of these notes is $7,533,000. Each of the Basic Moratorium Notes was delivered pursuant to an Agreement to Amend. Each of the Basic Moratorium Notes constitutes payment in full for any Regularly Scheduled Payments that Midwest Airlines or Skyway Airlines, as the case may be, failed to pay to the lessor(s) or lender(s) during the company’s payment moratorium from and including February 28, 2003 through and including August 30, 2003. Principal and interest on the Basic Moratorium Notes are payable, in arrears, in 36 monthly installments commencing on the later of (1) June 30, 2004 and (2) the earlier of (a) the date on which the company attains “Financial Health” and (b) January 1, 2005. The Basic Moratorium Notes bear interest at 10% per annum beginning June 30, 2004. “Financial Health” for purposes of the Basic Moratorium Notes means when the Company has either (i) unrestricted cash of $70 million or (ii) achieved financial closing with respect to new financing in the amount of at least $30 million. The Basic Moratorium Notes bear interest at 10% per annum beginning June 30, 2004.

        As a result of the restructuring of lease and debt agreements described above, the company has significantly lowered its obligations compared with the obligations under the previous lease and debt agreements. Included in the restructured agreements are clauses that would make the company’s obligations, under certain default situations, increase to the amounts under the previous agreements. The amount of such contingent obligation of the company is approximately $7.9 million as of September 30, 2003.

        Contractual Obligations and Commitments

        As of December 31, 2002, our contractual obligations and related cash outflows are summarized below:

Related Cash Outflows

Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt (excluding interest)	$40,596	$23,694	$8,938	$1,048	$1,131	$1,220	$4,565

Aircraft operating leases	175,303	22,266	22,355	20,847	20,433	20,478	68,924

Non-aircraft operating leases	53,444	4,861	4,766	4,410	3,858	3,339	32,210

Commitments	1,557,984	9,905	40,580	64,027	72,056	78,256	1,293,160

All capital leases	0	0	0	0	0	0	0

Total	$1,827,327	$60,726	$76,639	$90,332	$97,478	$103,293	$1,398,859

Note: Above table includes commitments related to the Boeing and Embraer aircraft programs. The above table does not reflect the company's renegotiated finance agreements with the aircraft lessors and lenders, as these agreements were renegotiated subsequent to December 31, 2002.

        Other Factors Affecting Liquidity

        In second quarter 2003, the company received a grant of $11.4 million (pre-tax) for reimbursement of security costs as a result of the April 2003 Emergency Wartime Supplemental Appropriations Act. In addition, the company received $0.5 million in third quarter 2003 related to the reimbursement of cockpit door reinforcement costs. The company does not expect to receive any additional reimbursement under the Act.

Critical Accounting Policies and Estimates

        The preparation of the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the company to make estimates, assumptions and judgments that affect amounts of assets and liabilities reported in the consolidated financial statements, the disclosure of contingent assets and liabilities as of the date of the financial statements, and reported amounts or revenues and expenses during the year. The company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

        Critical accounting policies are policies that reflect material judgment and uncertainty and may result in materially different results using different assumptions or conditions. The company identified the following critical accounting policies and estimates: revenue recognition, frequent flyer revenue and impairment of long-lived assets. For a detailed discussion of accounting policies, refer to the notes to the consolidated financial statements for the company’s fiscal year ended December 31, 2002 on page F-22.

        Revenue Recognition

        Passenger revenue, related commissions, if any, and cargo revenues are recognized in the period when the service is provided. A portion of the revenue from the sale of frequent flyer mileage credit is deferred and recognized straight-line over 32 months. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability. The amount of commissions associated with unearned revenue is included in current assets as prepaid commissions.

        Frequent Flyer Revenue

        Effective January 1, 2000, the company adopted Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the Securities and Exchange Commission in December 1999. SAB 101 provides guidance on the application of generally accepted accounting principles to revenue recognition in financial statements. Prior to the issuance of SAB 101, the company recognized all revenue from frequent flyer miles sold to partners, net of the incremental cost of providing future air travel, when the mileage credits were sold, which was consistent with most major airlines. Beginning January 1, 2000, as a result of adopting SAB 101, the company changed its method used to account for participating partners such as credit card companies, hotels and car rental agencies. Under the new accounting method, a portion of the revenue from the sale of frequent flyer mileage credits is deferred and recognized straight-line over 32 months. The company believes the method appropriately matches revenues with the period in which services are provided.

        The estimated incremental cost of providing future transportation in conjunction with travel miles under the company’s frequent flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members’ accounts. The ultimate cost will depend on the actual redemption of frequent flyer miles, and may be greater or less than amounts accrued at September 30, 2003.

        Impairment of Long-Lived Assets

        The company records impairment charges on long-lived assets used in operations when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. During the second quarter 2001, the company decided to accelerate the retirement of eight Midwest DC-9-10 aircraft. In connection with this decision, the company performed evaluations to determine, in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. In determining the fair market value of these assets, the company considered market trends in aircraft dispositions, data from third parties and management estimates.

        In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 became effective for the company on January 1, 2002, and superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.” Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. In addition, SFAS No. 144 allows the analysis to be applied to a group of assets. For long-lived assets to be abandoned, the remaining depreciable life of the long-lived asset may need to be revised. For long-lived assets to be sold, SFAS No. 144 clarifies the classification of the long-lived asset and the criteria for such treatment.

        During the first quarter 2002, the company decided to accelerate the retirement of the DC-9 fleet of Midwest in anticipation of accelerated deliveries of Boeing 717 aircraft. Consequently, in the first quarter 2002 the cost bases of these assets were reduced to reflect the fair market value at the date of the decision, and the remaining depreciable lives were adjusted for the new retirement schedule, in accordance with SFAS No. 144. In determining the fair market value of these assets, the company considered market trends in aircraft dispositions, data from third parties and management estimates.

Pending Developments

        Boeing 717 Aircraft – In April 2002, Midwest Airlines announced that it had amended its Boeing 717 aircraft order. Midwest Airlines placed a firm order for 25 new Boeing 717 aircraft, with purchase rights for an additional 25 aircraft. The firm order is valued at $940 million. Under an amended purchase agreement, delivery of the aircraft began in February 2003 and was to continue into 2005 at a rate of one aircraft every month. In July 2003, Midwest Airlines announced that it was further amending the delivery schedule for the Boeing 717 aircraft. Midwest Airlines will now receive one aircraft per month through March 2004; subsequent deliveries will take place approximately one aircraft per quarter until all 25 aircraft on order are delivered by October 2006.

        Eight Boeing 717 aircraft entered scheduled service in the nine months ended September 30, 2003. These aircraft replaced Midwest Airlines DC-9 aircraft and are being used to expand service in existing and new markets. The purchase will significantly affect Midwest Airlines’ cost structure by adding higher fixed costs because the Boeing 717 aircraft will have higher ownership costs (i.e., purchase costs and lease payment expenses) than Midwest Airlines’ DC-9 aircraft. Benefits of the Boeing 717 aircraft, which are not fixed in amount, include greater fuel efficiency, lower maintenance costs, improved dispatch reliability, increased aircraft utilization, reduced regulatory compliance costs and higher revenues through potential increased demand for air travel due to the fact that Midwest Airlines is using these aircraft. There is no assurance that the benefits of the Boeing 717 aircraft will outweigh the costs associated with these aircraft.

        Regional Jet Aircraft – In April 2001, Midwest Connect signed a memorandum of understanding placing firm orders for 20 new Embraer regional jets, with options to purchase 20 additional aircraft. The firm order is valued at $400 million. In August 2001, the parties signed a purchase agreement related to this order. Under this purchase agreement, delivery of the 20 aircraft was scheduled to begin in January 2002. In October 2001, due to ramifications of the events of September 11, Midwest Connect reached an agreement with Embraer to delay deliveries of the first aircraft to January 2003. For similar reasons, Midwest Connect reached further agreement with Embraer in March 2002 to delay delivery of the first aircraft until January 2004. This delay was intended to allow Midwest Connect to concentrate on the introduction of Boeing 717 aircraft to the Midwest Airlines fleet and provide additional time for Midwest Connect to evaluate financing alternatives. Midwest Connect plans to use the new Embraer regional jets to expand service in existing and new markets. Because the regional jets are produced in three sizes, they are expected to provide Midwest Connect with flexibility to serve markets with differing capacity demands. The Embraer regional jet program requires less significant pre-delivery payments than the Boeing 717 program but will require long-term financing on or after delivery. Midwest Connect believes long-term financing will be difficult to obtain given current industry conditions and company financial results, and for these reasons, Midwest Connect reached agreement with Embraer in July 2003 to defer acquisition of these aircraft until July 2006. The contract has been amended to reflect this agreement. Midwest Connect will not incur any cost or face claims for breach of contract in relation to the deferral.

        Insurance – Due to the events of September 11, aviation insurance carriers have significantly increased the premiums for aviation insurance, as well as hull and war-risk coverage (insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events). Under the Air Transportation Safety and System Stabilization Act, U.S. air carriers may purchase certain war- risk liability insurance from the United States government on an interim basis at rates that are more favorable than those available from private aviation insurance carriers. The company received an extension of this war-risk liability insurance through December 10, 2003. As a result of the Emergency Wartime Supplemental Appropriations Act of 2003, the company expects to receive extensions of this coverage through August 31, 2004.

        Commercial air carriers are required by the Department of Transportation to obtain appropriate aviation insurance coverage. The effects of September 11 insurance losses, additional terrorist attacks or other unanticipated events could result in aviation insurers further increasing their premiums, or a future shortage of available aviation insurance. Significant increases in insurance premiums or a shortage of available insurance could result in the curtailment or discontinuation of scheduled service.

        Codeshare – In September 2003, Midwest Airlines announced that the codeshare agreement with American Eagle, which provides connecting service to and from Boston, Dallas/Ft. Worth and Los Angeles, will be terminated effective February 24, 2004. The company does not expect the termination of this agreement to have a material impact on the company’s results of operations.

        Name Change – In April 2003, shareholders of the company approved a change in the name of the corporation from Midwest Express Holdings, Inc. to Midwest Air Group, Inc. This name change is expected to be implemented in first quarter 2004.

        Tax Exemption – On November 7, 2003, a Dane County, Wisconsin, circuit court, in an action brought by Northwest Airlines, Inc., declared invalid the Wisconsin statute that provides the hub airline exemption from Wisconsin ad valorem property taxes. The savings to the company from the exemption have been approximately $1.8 million annually. However, the company estimates the savings could be as high as $5 million a year by 2010. The company is working with the State of Wisconsin on an appeal or other action to reduce or eliminate the potential effect of the decision on the company. The company believes there will be no retroactive impact of the decision.

Quantitative and Qualitative Disclosure About Market Risk

        The company’s primary market risk exposures include commodity price risk (i.e. aircraft fuel prices) and interest rate risk. The company’s operating results are significantly impacted by changes in the price and availability of aircraft fuel. The company manages the price risk of fuel primarily by purchasing commodity options that establish ceiling prices. Those options are recorded at their fair market value, and the changes in fair market value are recorded in the consolidated statement of operations in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and the corresponding amendments under SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” For 2002, aircraft fuel and oil and associated taxes (including the effect of any of the company’s options) represented 17.4% of the company’s total operating expenses. Based on the company’s fiscal 2003 fuel consumption estimate of 80.2 million gallons, a one-cent change in the average annual price per gallon of aircraft fuel would increase the company’s fuel expense by approximately $.8 million. As of December 31, 2002, the company had options in place for approximately 20% and 15% of its projected aircraft fuel purchases in the first and second quarters of 2003. As of September 30, 2003, no additional options had been placed for these or later periods.

        Exposure to interest rate risk relates primarily to the company’s cash equivalents and short-term investment portfolios, and its interest expense from floating debt instruments. As of September 30, 2003, the company had no debt that was subject to changes in interest rates.

BUSINESS

        This discussion contains forward-looking statements. See “Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

Background

        We are a holding company and our principal subsidiary is Midwest Airlines, formerly known as Midwest Express Airlines, Inc. Midwest currently operates a passenger jet airline that serves major destinations throughout the United States from Milwaukee, Wisconsin, and Kansas City, Missouri. We were reincorporated under the laws of the State of Wisconsin in 1996.

        Midwest Airlines evolved out of Kimberly-Clark Corporation’s desire to provide a convenient and cost-effective way to meet its internal transportation needs. Kimberly-Clark began daily, nonstop aircraft shuttle service in October 1982 for its employees traveling between offices in two cities. Key management personnel from Kimberly-Clark who successfully operated the shuttle service became the senior management of Midwest Airlines.

        Midwest Airlines began commercial operations in June 1984 with two DC-9-10 aircraft, serving three destinations from Milwaukee’s General Mitchell International Airport. Milwaukee, as Midwest Airlines’ original base of operations, has been the main focus of its route structure. Midwest Airlines established Kansas City as an additional base of operations in September 2000.

        Skyway Airlines, formerly known as Astral Aviation, Inc., a wholly owned subsidiary of Midwest Airlines, serves as the regional airline for the company. Skyway Airlines does business as Midwest Connect. Midwest Connect began operations in early 1994 by taking over routes that Mesa Airlines, Inc. (“Mesa”) had operated as a commuter feed system under a marketing agreement between Mesa and Midwest Airlines. Under this agreement, Mesa operated the system from 1989 to 1994 as “Skyway Airlines,” using Midwest Airlines’ airline code.

        On September 27, 1995, the stock of Midwest Airlines was transferred to the company in connection with the initial public offering (“Offering”) by Kimberly-Clark of shares of common stock of the company. Following the Offering, Kimberly-Clark retained 20% of the shares of outstanding common stock of the company, which it subsequently sold in a secondary public offering consummated on May 23, 1996.

        Midwest Airlines and Midwest Connect constitute the company’s reportable segments. Our reportable segments are strategic units that are managed independently because they provide different services, with different cost structures and marketing strategies. Additional detail on segment reporting is included in Note 14 to the Notes to Consolidated Financial Statements as of December 31, 2002 contained in this prospectus.

        The company currently has three principal product offerings. Midwest Airlines Signature Service, which is Midwest Airlines’ traditional product, a single-class, premium service passenger jet airline that caters to business travelers and as of September 30, 2003 serves 15 major destinations in the United States from bases of operations in Milwaukee, Wisconsin, and Kansas City, Missouri. In August 2003, the company introduced new low-fare Midwest Airlines Saver Service to high-volume, leisure-oriented destinations out of Milwaukee. Saver Service currently operates to eight destinations. Midwest Connect builds feeder traffic and provides regional scheduled passenger service to cities primarily in the Midwest. The company’s operating subsidiaries also provide aircraft charter services, transport air freight and mail, and provide other airline services.

Corporate Structure

        The company and Midwest Airlines have their principal executive offices in Oak Creek, Wisconsin. Both entities are Wisconsin corporations. As described above, Midwest Airlines has one operating airline subsidiary, Midwest Connect, a Delaware corporation. In addition to Midwest Connect, Midwest Airlines has the following subsidiaries:

•	Midwest Express Services – Omaha, Inc., a Nebraska corporation, was established as a profit center to better track revenues and costs generated at Midwest Airlines’ Omaha station. Revenue is generated from aircraft turn costs charged to Midwest Airlines and Midwest Connect, and from aircraft ground handling and freight handling contracts for other airlines in Omaha.

•	YX Properties, LLC, is a wholly owned subsidiary of Midwest Express Services – Omaha, Inc. This Nebraska limited liability company owns all of the intellectual and intangible property of Midwest Airlines and Midwest Connect, such as airport slots, trademarks and certain proprietary training material and copyrights. YX Properties licenses this intellectual and intangible property to Midwest Airlines and Midwest Connect. These airport slots, trademarks, copyrights and other intellectual property rights are important to the business, but no single airport slot, trademark, copyright or other intellectual property right is material to the business as a whole.

•	Midwest Express Services – Kansas City, Inc., a Missouri corporation, was established as a profit center to better track revenues and costs generated at the Kansas City station. Revenue is generated from aircraft turn costs charged to Midwest Airlines and Midwest Connect, and from airport ground handling contracts for other airlines in Kansas City.

Route Structure and Scheduling

        Midwest Airlines Operations

        Midwest Airlines currently has two bases of operations – Milwaukee and Kansas City. As of September 30, 2003, Midwest Airlines served 23 cities. In Milwaukee, Midwest Airlines is currently the largest carrier and provides nonstop service to most of its destinations from Milwaukee. Ten other jet airlines serve Milwaukee’s airport.

        From Kansas City, as of September 30, 2003, Midwest Airlines provided nonstop service to Milwaukee, Des Moines, New York La Guardia, Orange County, San Antonio, Washington National and San Francisco (seasonally). Passengers in Kansas City can travel to most other cities throughout the route systems of Midwest Airlines and Midwest Connect via Milwaukee. Ten other jet airlines serve Kansas City’s airport.

        Midwest Connect Operations

        Although Midwest Connect’s operation is independent from Midwest Airlines – including separate pilot, flight attendant, aircraft maintenance and customer service personnel – Midwest Airlines coordinates Midwest Connect’s routes and schedules to complement Midwest Airlines service by providing passengers on short-haul, low-density routes the ability to connect to Midwest Airlines flights in Milwaukee without switching carrier systems. To enhance aircraft utilization and profitability, Midwest Connect also seeks to identify short-haul, low-density, point-to-point routes where there is likely to be consistent demand for air service even though there is no Milwaukee connection. As of September 30, 2003, Midwest Connect offered flights in 30 markets.

        Codesharing Agreements

        In 2003, Midwest Airlines continued a one-year renewable codeshare agreement with American Eagle that was originally established in 1998. Under the agreement, Midwest Airlines provides passengers with jet service to Boston, Dallas/Ft. Worth and Los Angeles, and American Eagle provides passengers with connecting service from those cities to selected destinations throughout its system. In September 2003, the company announced that the codeshare agreement with American Eagle will be terminated effective February 24, 2004. The company does not expect the termination of this agreement to have a material impact on the company’s results of operations.

        In 2003, Midwest Airlines continued a five-year codeshare agreement established March 2001 with Air Midwest, Inc., a wholly owned subsidiary of Mesa Air Group, to provide passengers connecting service between Kansas City and select Midwestern cities. As of September 30, 2003, Midwest Airlines provided passengers with jet service to Kansas City, and Air Midwest provided passengers with connecting service from Kansas City to eight Midwestern cities. Both the Midwest Airlines and Air Midwest segments are designated in the computer reservation systems with Midwest Airlines’ code.

Business Environment

        General

        The airline industry has undergone significant change in the last three years. The stagnant economy and the events of September 11, 2001 began a decline in travel demand, primarily by business travelers who traditionally have paid higher airline fares, and severely impacted the industry. Since then, the continued slowdown in the economy, the threat of war with Iraq that resulted in record-high fuel prices in the first quarter 2003, and the actual war with Iraq and the SARS epidemic have continued to depress demand and significantly decrease fares. Combined with excess capacity in the industry and significantly increased competition from legacy and low-fare carriers, these factors have resulted in substantial declines in passenger revenue, higher costs and substantial losses at many airlines, including the company.

        Although the company was profitable for 14 consecutive years through 2000, the fundamental changes in the industry caused significant financial losses in 2001, 2002 and the first nine months of 2003 and have required the company to implement broad changes to its operations. These changes are aimed at returning the company to profitability by improving revenue and aggressively reducing costs. These changes are intended to improve profitability and reduce costs, relative to what the company would have experienced if it had not effected these changes, by approximately $70 million annually. The objectives of the restructuring plan include:

•	Reducing the company’s cost structure to be competitive and profitable in the current revenue environment, while maintaining the traditional brand (Signature Service) and developing a secondary low-fare product (Saver Service).

•	Providing necessary short-term and long-term liquidity to better manage the business and increase the confidence of customers, creditors, employees and investors in the company’s business.

Details of the company’s restructuring plan, much of which has already been accomplished, include:

•	Reducing flight schedules at Midwest Airlines by approximately 12% by eliminating flight segments or markets that were not covering variable costs.

•	Implementing changes to Midwest Connect flight schedules (completed in September 2003) that result in shorter flight lengths and more flight segments per day.

•	Aggressively reducing the cost structure to better align with the current revenue environment, in part by negotiating new five-year agreements with the company’s three labor unions. The members of each of these unions ratified the new agreements in August 2003.

•	Developing process and productivity improvements for non-represented employees, which are expected to be implemented by the end of 2003.

•	Restructuring compensation for certain non-represented work groups to become more performance-based, which the company expects to begin implementing in the third quarter of 2004.

•	Restructuring aircraft lease and lender arrangements that reduced the present value of the previous agreements by $60-$70 million, reduced cash requirements by about $1.1 million per month and converted $24.0 million of short-term debt into long-term obligations exceeding 10 years at low interest rates. These agreements were finalized in August 2003.

•	Changing aircraft delivery schedules with Boeing and Embraer to better manage future growth. Midwest Airlines will continue to accept Boeing 717s at the current rate of one each month through March 2004, when deliveries will change to approximately one per quarter until concluding in October 2006. Midwest Connect will defer its acquisition of 20 Embraer regional jets from January 2004 to July 2006.

•	Introducing the company’s new product, Saver Service, in August 2003 with flights from Milwaukee to high-volume, leisure-oriented markets, which are expected to enhance the company’s competitive position by allowing the company to serve a segment of the market that is growing more rapidly than the business travel market, expand to destinations that have not been economically viable to serve with the premium product and serve some existing destinations more profitably.

Details of the company’s liquidity plan include:

•	Completion of a sale/leaseback transaction on the company’s headquarters facility. This transaction closed on November 12, 2003. Proceeds from the transaction were approximately $10.0 million, after payment of the existing mortgage and closing costs.

•	Completion of a transaction in October 2003 with Milwaukee County, Racine County and the State of Wisconsin, which resulted in the removal of approximately $14.0 million of letters of credit that the banks previously provided. This transaction is expected to result in the termination of a senior secured bank credit facility, after payment of the remaining balance, which consists of approximately $1.1 million of other letters of credit. The termination is expected to be completed by December 2003.

•	Effecting transactions to raise capital. The company has entered into agreements under which it raised financing of approximately $33.0 million (net proceeds of approximately $30.5 million, after commissions and expenses). The first component involved the sale of $25.0 million in convertible senior secured notes. The second component consisted of the sale of common stock for $8.0 million. Each component involved a private placement to qualified institution buyers and accredited investors.

Customer Service

        Overall

        Midwest Airlines has consistently been recognized as the best U.S. airline by travel publications and frequent flyer surveys, including Condé Nast Traveler, Travel+Leisure, OAG and the Zagat Airline Survey. Midwest Airlines caters primarily to business travelers and discerning leisure travelers by providing a travel experience that includes tangible amenities and a higher level of customer service at competitive fares. Tangible amenities include a passenger-friendly cabin and baked-onboard chocolate chip cookies on many flights, while passenger-pleasing service is provided by Midwest Airlines employees at each phase of the travel experience.

        Saver Service and Signature Service

        Midwest Airlines offers two products to meet the varying needs of its customers:

        Midwest Airlines Saver Service provides nonstop, low-fare flights to high-demand leisure destinations. As of September 30, 2003, Saver flights fly between Milwaukee and Denver, Las Vegas, Los Angeles, Orlando and Phoenix, with flights between Milwaukee and Ft. Myers, Ft. Lauderdale and Tampa to be added in the fourth quarter.

        Midwest Airlines Signature Service is featured on all other Midwest routes. Seating on Signature flights is altered from the standard 2-by-3 coach seating to a roomier 2-by-2 configuration, with wide leather seats for additional passenger comfort. The Boeing 717 aircraft also offer adjustable footrests and head cushions.

        Both Saver and Signature flights provide passengers with extra legroom for added comfort. Pitch (the distance between seats) averages 33-34", depending on aircraft type – more than the 30” many airlines offer in coach class. The interior width of seat cushions on Midwest Airlines aircraft is 18” on Saver flights and 21” on Signature flights, compared with coach seating that is 17-18” wide on many airlines.

Fare Pricing and Revenue Management

        Airlines generally offer a range of fares that are distinguished by restrictions on use, such as time of day and day of the week, length of stay, and minimum advance booking period. Midwest Airlines and Midwest Connect generally offer the same range of fares their competitors offer, although there are exceptions in particular markets, where Midwest Airlines will discount certain categories of fares or charge a premium compared to its competitors.

        The number of seats an airline offers in each fare category is also an important factor in pricing. Midwest Airlines monitors the inventory and pricing of available seats with a computer-assisted revenue management system. The system enables Midwest Airlines’ revenue management analysts to examine Midwest Airlines and Midwest Connect’s historical demand and increases the analysts’ opportunity to establish the optimal allocation of the number of seats made available for sale at various fares. The analysts then monitor each flight to adjust seat allocations and actual booking levels, with the objective of maximizing revenues by optimizing the number of passengers and the fares paid on future flights.

        Effective December 2002, the company revised its service fee structure to lower costs and boost revenues. The company began charging a service fee for paper tickets when electronic tickets are available, increased lost ticket fees, began charging for unaccompanied minors, and standardized excess and overweight baggage fees. This structure provides choices and options for customers, and charges an appropriate amount for specialized services. These fees are either consistent with or less than those charged by most U.S. carriers.

Marketing

        Travel Agency Relationships and Ticket Sales

        In 2003, through September 30, Midwest Airlines sold approximately 50% of its tickets through travel agents, compared with 54% in 2002. This decrease in mix represents more ticket sales in 2003 than in 2002 from direct sales via the company’s reservation centers, web site and ticket counters. Beginning February 2003, the company eliminated standard commissions on tickets sold through travel agents, which includes online travel agencies.

        The company maintains its own reservations call center at its headquarters in Milwaukee. Like many travel agencies, the company’s reservation center provides airline information, makes reservations, and sells tickets for Midwest Airlines and Midwest Connect flights using a computer reservation system. The company currently has an agreement to use SABRE’s computer reservation system. This agreement is effective through 2009.

        Frequent Flyer Program

        The company operates a frequent flyer program, called Midwest Miles (the “frequent flyer program”), under which mileage credits are earned by flying on Midwest Airlines, Midwest Connect or other participating airlines (Frontier Airlines, Air Jamaica and American Airlines) and by using the services of participating hotels (Baymont, Hilton, Hyatt, Loews, Radisson, Raffles, Swissôtel, Wyndham and others), car rental firms (Avis, Hertz and National), Sprint telecommunications, Midwest Airlines MasterCard, Midwest Airlines Vacations, and other program partners. Members can redeem frequent flyer program miles for travel on Midwest Airlines or Midwest Connect, or other participating airlines. In addition to free travel, miles can be redeemed at participating hotels, car rental firms and other program partners. The program is designed to enhance customer loyalty, and thereby retain and increase the business of frequent travelers, by offering incentives for their continued patronage. The frequent flyer program also includes a premier level, Midwest Miles Executive, for members who fly 25 one-way trips or 20,000 miles annually. Midwest Miles Executive offers additional benefits to its members, including mileage bonuses and partner benefits.

        The company provides two levels of award tickets for domestic travel on Midwest Airlines or Midwest Connect. The standard travel award for a roundtrip ticket is 25,000 frequent flyer miles, while a companion travel award requires 20,000 miles. Choice awards eliminate capacity controls for award tickets, allowing customers to redeem an additional 25,000 miles for any available seat on Midwest Airlines or Midwest Connect flights on which the standard frequent flyer award seats have already been filled, up to the maximum seating capacity of the aircraft. Standard awards remain subject to capacity controls, which limit seat availability during peak travel times.

        A marketing agreement between Midwest Airlines and Northwest Airlines, which allowed members of the airlines’ respective frequent flyer programs to redeem miles for award travel on the other airline, was terminated on May 28, 2003. This program was replaced with a new marketing agreement with American Airlines, which allows the company’s frequent flyer program members to earn Midwest Miles on American, American Eagle and American Connection flights, as well as redeem Midwest Miles for award travel on these flights. The new program became effective on June 1, 2003. The agreement provides for economic compensation to American for all awards issued on American, American Eagle and American Connection flights and to Midwest Airlines for all Midwest Miles earned on American, American Eagle and American Connection flights.

        The company also offers the Midwest Airlines MasterCard program. The program allows Midwest Airlines to offer a co-branded credit card to enhance loyalty to the airline and to increase frequent flyer membership. The company generates income by selling frequent flyer program miles to Juniper Bank, which in turn awards the miles to cardholders for purchases made with their credit cards.

        As of September 30, 2003, the company had approximately 1,631,000 members enrolled in its frequent flyer program (compared with 1,553,000 at year end 2002). The company estimates that as of September 30, 2003, the total available awards under the frequent flyer program were 147,000 (compared with 140,000 at year end 2002), after eliminating those accounts below the minimum award level. Travel awards redeemed were approximately 50,000 through September 30, 2003 and 87,000 during 2002, respectively. Free travel awards accounted for approximately 5% of the company’s total revenue passenger miles through the first nine months of 2003. Since Midwest Airlines controls the number of seats available for free travel on each flight (other than with respect to its “choice” awards), it does not believe that the use of frequent flyer program awards results in a significant displacement of revenue passengers. In addition, the company does not believe that the use of the “choice” awards significantly displaces revenue passengers.

        Miles accrued in a member’s account expire unless there is qualifying activity in the frequent flyer program account within a 36-month period. Qualifying activity includes flights on Midwest Airlines and/or Midwest Connect, or accrued mileage from any program partner activity during the previous 36-month period. If the account does not remain active, the mileage expires and the account is considered inactive.

        The company accounts for its frequent flyer program obligations for travel miles on the accrual basis using the incremental cost method. This method requires accrual of the average incremental cost to provide roundtrip transportation to one additional passenger. The incremental cost includes the cost of fuel, commissary, reservations and insurance. The incremental cost does not include a contribution to overhead, aircraft cost or profit. The accrual is based on estimated redemption percentages applied to actual mileage recorded in members’ accounts. For purposes of calculating the frequent flyer program accrual, the company anticipates that approximately 76% of outstanding awards will be redeemed.

        A portion of the revenue from the sale of frequent flyer miles is deferred and recognized straight line over 32 months.

Related Business

        The company also offers ancillary airline services directly to customers, including cargo services and aircraft charters. The cargo business consists of transporting freight, United States mail and counter-to-counter packages on regular passenger flights.

        As of September 30, 2003, Midwest Airlines operates one DC-9-30 and one MD-80 series jet aircraft configured specifically for the purpose of providing charter services; in addition, a second MD-80 series aircraft will be reconfigured for charter use by the end of 2003. The primary customers of aircraft charter services are athletic teams, business groups and tour operators.

        The company also generates revenue from inflight liquor sales, from providing aircraft ground handling and aircraft maintenance services for other airlines, and from miscellaneous other services.

Competition

        The company competes with other air carriers on all routes it serves. Many of the company’s competitors have elaborate route structures that transport passengers to their hub airports for transfer to many destinations, including those served by Midwest Airlines and Midwest Connect. Some competitors offer flights from cities served by Midwest Airlines to more than one of their hub airports, permitting them to compete in the company’s markets by offering multiple routings. In some markets, Midwest Airlines and Midwest Connect also compete against ground transportation.

        On July 1, 2003, Northwest Airlines added one nonstop roundtrip flight in each of the following six markets: from Milwaukee to New York City, Washington, D.C., Orlando, Boston, Los Angeles and Las Vegas. Northwest Airlines will also add seasonal service to Phoenix in February 2004. In addition, Frontier Airlines and AirTran Airlines have added new nonstop service in the Milwaukee market. As noted above, the company competes with other carriers in all markets it serves. However, this new competition is unique because it constitutes the addition of other carriers with nonstop service in Midwest Airlines’ Milwaukee base of operations. The company has successfully competed with legacy and low-cost carriers in the past and has maintained market share in these markets. However, there can be no assurance that the company will be able to successfully compete with competitors in the future.

        The company competes in its core businesses by offering what it believes are superior airline services at competitive fares. The company accomplishes this by 1) carefully selecting markets, 2) seeking to generate premium yields through its service-oriented philosophy and rigorous yield management, and 3) operating in a cost-efficient manner with superior customer service. The company believes its efforts to identify favorable markets and provide nonstop service enable it to generate a high degree of loyalty among its passengers and attract a larger percentage of business travelers on its flights than higher volume carriers. In August 2003, the company launched its low-fare product offering, called Saver Service, to better serve markets where value-conscious leisure travelers are predominant.

        The company has the largest market share of passengers in Milwaukee. During September 2003, Midwest Airlines and Midwest Connect collectively carried 36.5% of the passengers boarded in Milwaukee, while Northwest Airlines, which has the second-largest share, carried 20.5%. During September 2003, Midwest Airlines carried 4.2% of the passengers boarded in Kansas City, compared with 30.9% carried by Southwest Airlines and 16.4% by American – the carriers with the two largest market shares in Kansas City.

        In addition to traditional competition among domestic carriers, the industry may be subject to new forms of competition in the future. The development of video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as businesses look for lower-cost alternatives to air travel. General economic conditions and the effects of the September 11 attacks may also increase competition from these sources.

Employees

        As of September 30, 2003, Midwest Airlines had 2,183 employees (426 of whom were part-time and 38 of whom were intermittents) and Midwest Connect had 726 employees (244 of whom were part-time). The categories of employees were as indicated in the following table:

	Employees as of September 30, 2003
Employee Categories	Midwest Airlines	Midwest Connect
Flight Operations	352	234
Inflight	323	49
Passenger Services	665	354
Maintenance	392	72
Reservations and Marketing	288	--
Accounting and Finance	75	5
Administrative	88	12

Total	2,183	726

        The company makes extensive use of part-time employees to increase operational flexibility. Given the size of Midwest Airlines’ and Midwest Connect’s fleet and flight schedules, the company does not have continuous operations at many locations. The use of part-time employees enables the company to schedule employees when they are needed. Part-time employees are eligible for most benefit programs, subject to certain restrictions and co-pay requirements, because doing so enables the company to attract quality employees and reinforces the value the company places on part-time employees.

Labor Relations

        Midwest Airlines and Midwest Connect pilots are represented by the Air Line Pilots Association, a labor union, for representation in collective bargaining. Midwest Airlines flight attendants are represented by the Association of Flight Attendants, AFL-CIO, a labor union, for representation in collective bargaining. In August 2003, all three unions ratified amendments to their collective bargaining agreements; the duration of these agreements is five years.

Regulation

        General

        The Department of Transportation, or DOT, has the authority to regulate economic issues affecting air service including, among other things, air carrier certification and fitness, insurance, deceptive and unfair competitive practices, advertising, computer reservation systems, and other consumer protection matters such as on-time performance, denied boarding and baggage liability. It is also authorized to require reports from air carriers and to inspect a carrier’s books, records and property. The DOT has authority to investigate and institute proceedings to enforce its economic regulations, and may, in certain circumstances, assess civil penalties, revoke operating authority and seek criminal sanctions.

        In response to the terrorist attacks of September 11, 2001, Congress enacted the Aviation and Transportation Security Act (“ATSA”) of November 2001. ATSA created the Transportation Security Administration, an agency within the DOT, to oversee, among other things, aviation and airport security. In 2003, the TSA was transferred from the DOT to the Department of Homeland Security; however, the basic mission and authority of the TSA remain unchanged. ATSA provided for the federalization of airport passenger, baggage, cargo, mail, and employee and vendor screening processes. ATSA also enhanced background checks, provided federal air marshals aboard flights, improved flight deck security, enhanced airline crew security training, improved training of security screening personnel, and enhanced airport perimeter access, among other security measures. ATSA also required that all checked baggage be screened by explosive detection systems beginning December 31, 2002. The company is actively involved in the industry’s efforts to work with the TSA to ensure compliance with ATSA. ATSA has resulted in increased costs and may result in delays and service disruption. ATSA also imposed a $2.50 per enplanement security fee (subject to a $5.00 per one-way trip cap). This fee is collected by air carriers and remitted to the government for payment for enhanced security.

        The Federal Aviation Administration, or FAA, regulates the company’s aircraft maintenance and operations, including flight operations, flight equipment, aircraft noise, ground facilities, dispatch, communications, training, security, weather observation, flight and duty time, crew qualifications, aircraft registration, and other matters affecting air safety. The FAA has the authority to temporarily suspend or permanently revoke the authority of the company or its licensed personnel for failure to comply with regulations promulgated by the FAA, and to assess civil penalties for such failures.

        The company also is subject to regulation and/or oversight by federal agencies other than the DOT, TSA and FAA. Antitrust laws are enforced by the U.S. Department of Justice; labor relations are generally regulated by the Railway Labor Act, which vests certain regulatory powers in the National Mediation Board with respect to airlines and labor unions arising under collective bargaining agreements; the use of radio facilities is regulated by the Federal Communications Commission. Also, the company is generally regulated by federal, state and local laws relating to the protection of the environment and to the discharge of materials into the environment. In addition, the Immigration and Naturalization Service, the U.S. Customs Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of the company’s aircraft, passengers and cargo to ensure compliance with U.S. immigration, customs and import laws.

        Maintenance

        In compliance with FAA regulations, the company’s aircraft are subject to many levels of maintenance or “checks,” and periodically go through complete overhauls. The FAA typically monitors maintenance efforts with FAA representatives on site.

        Slots

        FAA regulations currently permit the buying, selling, trading and leasing of certain airline slots at New York’s La Guardia and Kennedy International, and Washington National airports. A slot is an authorization to schedule a takeoff or landing at the designated airport within a specified time window. The FAA must be advised of all slot transfers and can disallow any such transfer.

        The FAA’s slot regulations require the use of each slot at least 80% of the time, measured on a bimonthly basis. Failure to comply with these regulations without a waiver from the FAA (which is granted only in exceptional cases) subjects the slot to recall by the FAA. In addition, slot regulations provide that the FAA may withdraw slots at any time and without compensation to meet the DOT’s operational needs (such as providing slots for international or essential air transportation). The company’s ability to increase its level of operations at these airports is affected by the number of slots available for takeoffs and landings. These slots have been pledged as security to note holders of the company’s convertible senior secured notes.

Essential Air Service Program

        The Essential Air Service program (“EAS”) was created following the airline deregulation action in 1978. The EAS administered by the DOT subsidizes and guarantees a minimum level of air service to small communities that might not otherwise have service. In January 2003, Midwest Connect commenced service to three such cities: Ironwood, Manistee and Iron Mountain, Michigan. There is no guarantee the company will continue to receive subsidies for serving these cities. If funding were terminated, the company would not continue to fly in these markets and would find alternate routes for its aircraft.

Aircraft Fuel

        Because fuel costs constitute a significant portion of the company’s operating costs (approximately 19% as of September 30, 2003 and 16% as of December 31, 2002), significant changes in fuel costs can materially affect the company’s operating results. Fuel prices continue to be susceptible to political events and other factors that affect the supply of fuel, and the company cannot predict the effect of changes in near- or long-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. Changes in fuel prices may have a marginally greater impact on the company than on many of its competitors because of the current composition of its fleet. The company has periodically entered into short-term option cap agreements in an attempt to reduce its exposure to jet fuel price fluctuations. As of September 30, 2003, no options had been placed for the fourth quarter of 2003 or later periods.

Insurance

        The company carries types and amounts of insurance customary in the airline industry, including coverage for general liability, passenger liability, property damage, product liability, aircraft loss or damage, baggage and cargo liability, and workers’ compensation.

        As a result of the terrorist attacks on September 11, 2001, aviation insurers have significantly reduced the amount of insurance coverage available to commercial air carriers for war-risk coverages (which include terrorism and hijacking). In addition, insurance companies have significantly increased the cost of this coverage, as well as aviation insurance in general. Under the Air Transportation Safety and System Stabilization Act, U.S. air carriers may purchase certain war risk liability insurance from the United States government on an interim basis at rates that are more favorable than those available from private aviation insurance carriers. The company received an extension of this war-risk liability insurance through December 10, 2003. As a result of the Emergency Wartime Supplemental Appropriations Act of 2003, the company expects to receive extensions of this coverage through August 31, 2004.

        Commercial air carriers are required by the DOT to obtain appropriate aviation insurance coverage. The effects of September 11 insurance losses, additional terrorist attacks or other unanticipated events could result in aviation insurers further increasing their premiums or a future shortage of available aviation insurance. Significant increases in insurance premiums or a shortage of available insurance could result in the curtailment or discontinuation of scheduled service.

Seasonality

        The company’s results of operations are impacted by the seasonality associated with the airline industry. Any interim period is not necessarily representative of results for the entire fiscal year. Generally, quarterly operating income and, to a lesser extent, revenues tend to be lower in the first and fourth quarters.

Aircraft Equipment

        As of September 30, 2003, Midwest Airlines had eight Boeing 717 and 21 McDonnell Douglas jet aircraft in service, including one DC-9-10, seven DC-9-30, two MD-88, eight MD-81 and three MD-82 aircraft. All owned, otherwise unencumbered aircraft have been pledged as security to holders of the company’s convertible senior secured notes.

MIDWEST AIRLINES AIRCRAFT IN SERVICE

Type	Seats		Owned	Leased	Total
DC-9-10	60		1	0	1
DC-9-30	84	*	3	4	7
MD-88	**		0	2	2
MD-81/82	**		8	3	11
Boeing 717	88		0	8	8

Total			12	17	29

* One aircraft is configured to 60 seats and used primarily for charter flights.

**A portion of the MD-80 series fleet has been reconfigured for the Saver Service product. As of September 30, 2003, four of the MD-80 series aircraft had been reconfigured with 147 seats, and two of the aircraft had been reconfigured with 143 seats. In addition, one of the MD-81 aircraft has been reconfigured to 74 seats and is used primarily for charter flights, with a second MD-81 to be completed by December 2003.

        As part of the company’s restructuring, the company renegotiated its agreements with aircraft lessors and lenders. The information in this section reflects the amended agreements.

        Two MD-81/82 aircraft leases and the two MD-88 aircraft leases expire in 2011 and the remaining MD-81 lease expires in 2013. The eight DC-9 aircraft will be periodically removed from service through April 2004 and sold or returned to lessors. The Boeing 717 aircraft leases all have 20-year terms.

        As of September 30, 2003, Midwest Connect’s fleet consisted of 25 aircraft: 15 Beech 1900D turboprop aircraft and 10 Fairchild 328JET aircraft.

MIDWEST CONNECT AIRCRAFT IN SERVICE

Type	Seats	Owned	Leased	Total
Beech 1900D	19	0	15	15
328JET	32	5	5	10

Total		5	20	25

        Midwest Connect acquired 15 new Beech 1900D tuboprop aircraft between January 11, 1994 and May 18, 1995. Each of these aircraft has 19 passenger seats. During 1996, Midwest Connect sold and leased back these aircraft from a group of six financial institutions, with lease terms of five to 12 years, and expiration dates ranging from 2001 through 2008.

        In 1999, Midwest Connect acquired five 32-passenger Fairchild 328JET aircraft. The five aircraft were financed by operating leases from one financial institution, with expiration dates all occurring in 2016. Four aircraft were place in service in late 1999; the fifth was placed in service in 2000. Five additional 328JET aircraft were acquired and placed in service during January, April and June 2001 and January and February 2002. These aircraft are currently owned, three of which are financed with debt.

Facilities

        The company has secured long-term use of gates and maintenance facilities at General Mitchell International Airport in Milwaukee. The company is a signatory to the airport master lease, which expires in 2010, for 19 gates at the Milwaukee airport, including ticket counters, baggage handling and operations space. In 1988, the company completed construction of its maintenance facility at the Milwaukee airport with a lease of land from the airport for an initial term of five years ending March 31, 1993, with an option for the company to extend the lease for 11 successive renewal terms of five years each.

        In October 1998, Midwest Airlines completed construction of a 97,000-square-foot maintenance facility that is owned by Milwaukee County and located at General Mitchell International Airport adjacent to its other maintenance facility. The City of Milwaukee issued variable-rate demand industrial development revenue bonds to finance the cost of the $7.9 million project. The company’s variable rent payments are based on the current interest rate of the City of Milwaukee’s outstanding tax-exempt bonds over the 32-year lease term.

        In August 1997, the company purchased its Oak Creek, Wisconsin headquarters building, which it had previously leased. As part of the transaction, the company assumed a $3.5 million mortgage. In July 2000, the company opened a new 55,000-square-foot training facility as an addition to its headquarters. The company funded this $6.9 million project with cash flow from operations in 2000. On November 12, 2003, the company completed a sale/leaseback transaction on the company’s headquarters facility. The initial term of the lease is 15 years. Proceeds from the transaction were approximately $10.0 million, after payment of the existing mortgage and closing costs.

        Midwest Airlines leases airport facilities (gates, operations space, ticket counter) at each location it operates. In 10 of the 23 cities Midwest Airlines served as of September 30, 2003, gates at the airport were leased directly from the airport authority. In 13 cities, Midwest Airlines subleased gates from other carriers.

        Midwest Connect has secured long-term leases of facilities at General Mitchell International Airport. Midwest Connect currently operates five gates at General Mitchell International Airport in Milwaukee; all gates are leased directly from Milwaukee County. Midwest Connect owns its 10,000 square-foot headquarters building, which is located off airport grounds.

        Midwest Connect also leases airport facilities at each location it operates unless the airport also has Midwest service. Leases are for various terms and contain other provisions that are customary in the industry.

        On April 23, 2001, the company completed a $6.3 million financing of a new maintenance facility for Midwest Connect, located at General Mitchell International Airport. Occupancy of the new facility began February 1, 2002. The facility is financed by 32-year tax-exempt, variable-rate demand industrial development revenue bonds issued by the City of Milwaukee. To ensure the tax-exempt status, Milwaukee County is the owner of the facility. Credit support for the bonds was provided by letters of credit issued under the company’s bank credit facility until the company completed a transaction that resulted in Milwaukee County becoming the guarantor of principal and interest payments on these bonds on October 21, 2003.

        As noted above, on October 21, 2003, the company completed a transaction that resulted in Milwaukee County becoming the guarantor of principal and interest payments on approximately $14.2 million of industrial development revenue bonds issued in 1998 and 2001 by the City of Milwaukee to finance the construction of two airport-based maintenance facilities. Credit support for the bonds was previously provided by letters of credit issued under the company’s bank credit facility. The guarantee provided by Milwaukee County enabled the company to reduce its bank credit facility exposure from $15.5 million to approximately $1.1 million. The company cash collateralized the remaining $1.1 million of letters of credit with the credit facility banks, enabling the banks to release all other collateral previously provided as security. Most of these assets were then pledged as security to the holders of the company’s convertible senior secured notes. In addition, many of the company’s assets are pledged as security under the agreement with Milwaukee County.

Material Legal Proceedings

        The company is a party to routine litigation incidental to its business. Management believes that none of this litigation is likely to have a material adverse effect on the company’s consolidated financial position and results of operations.

MANAGEMENT

Directors

        Listed below are the names of each of our directors, together with certain additional information concerning each such director as of March 7, 2003 unless otherwise noted.

Directors with Terms Expiring at 2006 Annual Meeting

Name	Age	Business Experience During Last Five Years	Director Since
Samuel K. Skinner	64	Chairman, President and Chief Executive Officer of USFreightways Corp. (transport) since June 2000; Co-Chairman of the law firm Hopkins & Sutter from 1998 to June 2000; President of Unicom Corporation and Commonwealth Edison Company from 1993 to 1998. Director of Navigant Consulting, Inc. and USFreightways Corp.	1998
Elizabeth T. Solberg	63	Regional President and Senior Partner of Fleishman-Hillard Inc. (public relations) since 1998. Director of Generations Bank, Kansas City Life Insurance Company and Ferrellgas, Inc., which is the general partner of Ferrellgas Partners, L.P.	2001
Richard H. Sonnentag	62	Managing partner of Cobham Group LP (investment partnership) since 1994. Private investor since 1990. Served as a director of Midwest Airlines from 1983 to 1990.	1997

Directors with Terms Expiring at 2005 Annual Meeting

Timothy E. Hoeksema	56	Chairman of the Board, President and our Chief Executive Officer since 1983. Director of The Marcus Corporation.	1983
James G. Grosklaus	67	Retired; Executive Vice President and Director of Kimberly-Clark Corporation (consumer products) from 1986 to 1996.	1988
Ulice Payne, Jr.	47	President and Chief Executive Officer of Milwaukee Brewers Baseball Club (served in this capacity from 2002 to November 2003); Partner with the law firm of Foley & Lardner from 1998 to 2002. We retained Foley & Lardner to provide various legal services to us during 2000, 2001 and 2002. Director of State Financial Services Corporation, Badger Meter, Inc. and Wisconsin Energy Corporation.	1998
David H. Treitel	48	Chairman and Chief Executive Officer of SH&E, Inc. (aviation consulting) since 1996; President of SH&E, Inc. from 1993 to 1999. Equity Trustee of Lease Investment Flight Trust since 2001. Independent Trustee of Aircraft Finance Trust since 1999.	1984

Directors with Terms Expiring at 2004 Annual Meeting

John F. Bergstrom	56	Chairman and Chief Executive Officer of Bergstrom Corporation (automobile sales and leasing) since 1974. Director of Wisconsin Energy Corporation, Kimberly-Clark Corporation, Sensient Technologies Corporation and Banta Corporation.	1993
Frederick P. Stratton, Jr.	63	Chairman Emeritus of Briggs & Stratton Corporation (engine manufacturing). Chairman of the Board of Directors of Briggs & Stratton Corporation from 2001 to January 2003. Chairman and Chief Executive Officer of Briggs & Stratton Corporation from 1986 to 2001 (retired as Chief Executive Officer 2001). Director of Bank One Corporation, Weyco Group, Inc. and Wisconsin Energy Corporation.	1988
John W. Weekly	71	Chairman and Chief Executive Officer of Mutual of Omaha Insurance Company and United of Omaha Life Insurance Company (insurance companies) since 1998; and Vice Chairman and Chief Executive Officer since 1997. Chairman of Companion Life Insurance Company, Mutual of Omaha Investor Services, Inc. and United World Life Insurance Company.	1995

Director Compensation

        Non-employee directors are paid an annual retainer and receive a fee of $1,500 for each Board of Directors meeting and $500 for each committee meeting that they attend. Pursuant to the Midwest Express Holdings, Inc. 1995 Stock Plan for Outside Directors (the “Director Plan”), the annual retainer is payable in 775 shares of common stock, and at the election of a director, a portion or all of the meeting and committee fees is also payable in shares of common stock. The Director Plan also allows each non-employee director to defer the receipt of fees for purposes of deferring recognition of income for tax purposes. Such deferral may be made to a share account for common stock granted under the Director Plan or to a cash account for those fees payable, at the director’s election, in cash. Such deferred fees (a) will be treated as invested in common stock, and ultimately will be paid in common stock, to the extent such fees would have been paid in common stock, or (b) will otherwise earn a return at market rates. The directors are reimbursed for expenses incurred in connection with attendance at Board and committee meetings. To encourage directors to stay well informed about our operations and service levels, the Board adopted a Director Travel Policy. Pursuant to the Director Travel Policy, each outside director and his or her spouse and dependent children are (a) eligible to purchase airline tickets at a price equal to the lowest fare structure for a specified flight and (b) entitled to one free roundtrip ticket per six-month period, in each case, subject to seat availability at the time of reservation.

Executive Officers

The executive officers of the company as of September 30, 2003, together with their ages, positions and business experience are:

NAME	AGE	POSITION
Timothy E. Hoeksema Robert S. Bahlman David C. Reeve Carol N. Skornicka Christopher I. Stone Thomas J. Vick Dennis J. O'Reilly	56 44 58 61 52 40 47	Chairman of the Board, President, Chief Executive Officer and Director
Senior Vice President and Chief Financial Officer
Senior Vice President-Operations
Senior Vice President-Corporate Affairs, General Counsel and Secretary
Senior Vice President-Human Resources
Senior Vice President and Chief Marketing Officer
Treasurer and Director of Investor Relations

Timothy E. Hoeksema has been a Director, Chairman of the Board, President and Chief Executive Officer of the company since 1983.

Robert S. Bahlman has served as the Senior Vice President and Chief Financial Officer since December 2002. Mr. Bahlman served as Senior Vice President, Chief Financial Officer and Controller from 1999 to 2002; as Senior Vice President, Chief Financial Officer, Treasurer and Controller from 1998 to 1999; as Vice President, Chief Financial Officer, Treasurer and Controller from 1996 to 1998; and as Controller from 1995 to 1996.

David C. Reeve has served as Senior Vice President of Operations of Midwest since 1998. He served as President of Midwest Connect from 1997 to 2000, and has served as Chairman of the Board of Midwest Connect since 1999. Before joining the company, Mr. Reeve was Director of Flight Operations for DHL Airways from 1991 to 1997.

Carol N. Skornicka has served as Senior Vice President of Corporate Affairs, Secretary and General Counsel since 1998. Ms. Skornicka served as Vice President, General Counsel and Secretary from 1996 to 1998.

Christopher I. Stone was appointed Senior Vice President of Human Resources in 2000. Before joining the company, he served Hewitt Associates as Senior Consultant from 1994 to 2000.

Thomas J. Vick was appointed Senior Vice President and Chief Marketing Officer in April 2001. Before joining the company, he served as Senior Vice President of Account Strategy and Planning for Bierley & Partners from 1997 to April 2001, and Vice President of the Lacek Group from 1995 to 1997.

Dennis J. O’Reilly has served as Treasurer and Director of Investor Relations since 1999. Mr. O’Reilly served as Assistant Treasurer from 1996 to 1999.

Stock Ownership of Management and Others

        The following table sets forth, as of November 28, 2003 (unless otherwise indicated), the number of shares of common stock beneficially owned by (i) each of our directors, (ii) each of the named executive officers (as defined in “Executive Compensation”), (iii) all of our directors and executive officers as a group, and (iv) each person known to us to be the beneficial owner of more than 5% of the common stock. Except as otherwise indicated, persons listed have sole voting and investment power over shares beneficially owned.

Name of Beneficial Owner	Shares		Percent of Class
Timothy E. Hoeksema	621,374	(1)(2)	3.5%
Thomas J. Vick	18,900	(2)	*
Robert S. Bahlman	107,709	(1)(2)	*
Carol N. Skornicka	127,700	(1)(2)	*
David C. Reeve	104,765	(1)(2)	*
John F. Bergstrom	29,845	(3)(4)	*
James G. Grosklaus	12,315	(5)	*
Ulice Payne, Jr	1,347		*
Samuel K. Skinner	8,403	(4)	*
Elizabeth T. Solberg	2,225	(4)	*
Richard H. Sonnentag	21,163	(6)	*
Frederick P. Stratton, Jr	50,278	(4)	*
David H. Treitel	11,076	(4)	*
John W. Weekly	10,773		*
All directors and executive officers	1,224,546	(1)(2)(4)	6.7%
as a group (17 persons)

Name of Beneficial Owner	Shares		Percent of Class
FMR Corp.	1,700,350	(7)	9.8%
82 Devonshine Street
Boston, MA 02109
PRIMECAP Management Company	1,548,540	(8)	8.9%
225 South Lake Avenue #400
Pasadena, CA 91101
T. Rowe Price Associates, Inc.	1,368,100	(9)	7.9%
100 East Pratt Street
Baltimore, MD 21202
Vanguard Horizon Funds and Vanguard	1,073,000	(10)	6.1%
Capital Opportunity Fund
100 Vanguard Blvd
Malvern, PA 19355
Marshall & Ilsley Corporation	998,465	(11)	5.7%
770 North Water Street
Milwaukee, WI 53202

*	Less than one percent.

(1)	Includes shares of common stock in which the person or persons noted had an interest under the Midwest Airlines Savings & Investment Plan as of December 1, 2003. Such plan’s common stock fund is a unitized account that is invested in common stock and in liquid funds. As of a given date, each participant with an investment in the stock fund has a number of share units, and the participant’s interest in common stock depends upon the aggregate number of shares of common stock held in the stock fund as of that date. Thus, each participant has voting rights with respect to share units based upon the aggregate number of shares held in the stock fund as of the record date for a shareholders’ meeting. Each participant has the ability to divest share units through intraplan transfers.

(2)	Includes shares of common stock that may be purchased under stock options that are currently exercisable or that are exercisable within 60 days of November 28, 2003 (all of which have exercise prices in excess of the fair market value of the common stock on November 28, 2003), as follows: Mr. Hoeksema, 482,800 shares; Mr. Bahlman, 104,700 shares; Ms. Skornicka, 127,200 shares; Mr. Reeve, 104,700 shares; Mr. Vick, 18,900 shares; and all directors and executive officers as a group, 932,920 shares.

(3)	Mr. Bergstrom shares voting and investment control over 1,745 shares that are held in trust for the benefit of Mr. Bergstrom’s children.

(4)	Includes shares of common stock the receipt of which has been deferred by certain Non-employee Directors pursuant to the Midwest Express Holdings, Inc. 1995 Stock Plan for Outside Directors (the “Director Plan”), as follows: Mr. Bergstrom, 5,600 shares; Mr. Skinner, 7,251 shares; Ms. Solberg, 2,225 shares; Mr. Stratton, 10,278 shares; and Mr. Treitel, 9,951 shares.

(5)	Includes 5,024 shares held by Mr. Grosklaus’ wife.

(6)	Includes 2,475 shares of common stock held by the Cobham Group LP, a limited partnership for which Mr. Sonnentag serves as the general partner and a limited partner.

(7)	As reported to the Securities and Exchange Commission on Schedule 13G, FMR Corp. has sole voting power over 20,900 shares and sole dispositive power over 1,700,350 shares, as of July 31, 2003.

(8)	As reported to the Securities and Exchange Commission on Schedule 13G, PRIMECAP Management has sole voting power over 454,540 shares and sole dispositive power over 1,548,540 shares, as of July 31, 2003.

(9)	As reported to the Securities and Exchange Commission on Schedule 13G, T. Rowe Price Associates has sole voting power over 382,000 shares and sole dispositive power over 1,368,100 shares, as of December 31, 2002.

(10)	As reported to the Securities and Exchange Commission on Schedule 13G, Vanguard Horizon Funds and Vanguard Capital Opportunity Fund have sole voting power over 1,073,000 shares and shared dispositive power over 1,073,000 shares, as of December 31, 2002.

(11)	As reported to the Securities and Exchange Commission on Schedule 13G, Marshall & Ilsley has sole voting power over 1,887 shares and sole dispositive power over 1,187 shares, as of December 31, 2002. Marshall & Ilsley also reported shared voting and dispositive power over 996,578 shares, of which it disclaimed beneficial ownership over 994,328 shares, as of December 31, 2002.

Summary Compensation Table

        The following table sets forth certain information regarding compensation paid by us for each of our last three years to our Chief Executive Officer and each of our four other most highly compensated executive officers during 2002 (collectively, the “named executive officers”) for services rendered in all capacities to us at any time during such periods.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(3)	Other Annual Compensation ($)	Securities Underlying Options (#)(1)	All Other Compensation ($)(2)
Timothy E. Hoeksema, Chairman	2002	$330,000	$25,803	$0	72,000	$42,063
of the Board, President and	2001	342,000	25,803	0	72,000	47,410
Chief Executive Officer	2000	355,500	25,803	0	72,000	35,894
Thomas J. Vick,	2002	214,173	0	0	23,000	13,640
Senior Vice President and	2001	147,597	0	0	20,000	69,959
Chief Marketing Officer
Robert S. Bahlman,	2002	173,004	7,333	0	23,000	15,404
Senior Vice President and	2001	173,004	7,333	0	20,000	18,788
Chief Financial Officer	2000	170,140	7,333	0	20,000	16,857
Carol N. Skornicka,	2002	167,496	7,333	0	23,000	12,776
Senior Vice President-	2001	167,496	7,333	0	20,000	16,890
Corporate Affairs, Secretary	2000	165,414	7,333	0	20,000	14,511
and General Counsel
David C. Reeve,	2002	171,000	3,385	0	23,000	15,272
Senior Vice	2001	169,685	3,385	0	20,000	19,056
President-Operations	2000	166,634	3,385	0	20,000	16,200

(1)	Represents options granted under the Midwest Express Holdings, Inc. 1995 Stock Option Plan.

(2)	The amounts shown for 2002 consist of Midwest Express’ contributions under: (i) the Midwest Express Airlines, Inc. Retirement Account Plan (Mr. Hoeksema — $15,787, Mr. Vick — $8,567, Mr. Bahlman — $7,788, Ms. Skornicka — $12,646 and Mr. Reeve — $12,398); (ii) other supplemental retirement arrangements (Mr. Hoeksema — $12,522, Mr. Vick — $589, Mr. Bahlman — $1,857, Ms. Skornicka — $130 and Mr. Reeve — $2,874); (iii) relocation related expenses of $3,994 — Mr. Vick; (iv) unused vacation payout (Mr. Hoeksema — $7,754 and Mr. Bahlman — $3,992); and (v) professional services paid (Mr. Hoeksema — $6,000, Mr. Vick — $490, and Mr. Bahlman — $1,767).

(3)	The control measures and our failure to meet the minimum shareholder value added threshold in 2002 resulted in no bonus awards being payable with respect to 2002 performance. The 2002 bonus payout represents payment from the award bank generated by 1998 performance.

Option Grants in 2002

        The following table presents certain information as to grants of options to purchase common stock made to each of the named executive officers during 2002 pursuant to the Midwest Express Holdings, Inc. 1995 Stock Option Plan (the “Option Plan”).

Option Grants in 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Grant Term (1)
Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/share)	Expiration Date	At 5% Annual Growth Rate	At 10% Annual Growth Rate
Common Stock (2)
Timothy E. Hoeksema	72,000	18.5%	$18.52	2/20/12	$838,593	$2,125,160
Thomas J. Vick	23,000	5.9	18.52	2/20/12	267,884	678,871
Robert S. Bahlman	23,000	5.9	18.52	2/20/12	267,884	678,871
Carol N. Skornicka	23,000	5.9	18.52	2/20/12	267,884	678,871
David C. Reeve	23,000	5.9	18.52	2/20/12	267,884	678,871

(1)	This presentation is intended to disclose the potential value that would accrue to the optionee if the options were exercised the day before they would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the common stock.

(2)	The options to purchase common stock reflected in the table (which are nonstatutory stock options for purposes of the Internal Revenue Code of 1986, as amended (the “Code”)) were granted effective February 20, 2002 and vest 30% on the first anniversary of the date of grant, another 30% on the second anniversary of the date of grant, and the final 40% on the third anniversary of the date of grant. The options are subject to early vesting in the case of the optionee’s death, disability or retirement, or a change of control (as defined in the Option Plan) of the company.

Aggregated Option Exercises in 2002 and Year-End Option Values

        None of the named executive officers exercised options to acquire common stock during 2002. The following table sets forth information regarding the year-end value of unexercised options held by such officers under the Option Plan.

Option Values as of December 31, 2002

	Number of Securities Underlying Unexercised Options at December 31, 2002 (#)	Value of Unexercised in-the-Money Options at December 31, 2002 ($)(1)
Name	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Timothy E. Hoeksema	410,800/151,200	$0/0
Thomas J. Vick	6,000/37,000	0/0
Robert S. Bahlman	83,800/45,000	0/0
Carol N. Skornicka	106,300/45,000	0/0
David C. Reeve	83,800/45,000	0/0

(1)	The dollar values are calculated by determining the difference between the fair market value of the underlying stock as of December 31, 2002, which was $5.35, and the exercise price of the options.

Agreements with Named Executive Officers

        We have agreements with Mr. Hoeksema, Mr. Vick, Mr. Bahlman, Ms. Skornicka and Mr. Reeve that provide that each such officer is entitled to benefits if, after a change in control (as defined in the agreements) of the company, such officer’s employment is ended through (i) termination by us, other than by reason of death or disability or for cause (as defined in the agreements), or (ii) termination by the officer following the first anniversary of the change in control or due to a breach of the agreement by us or a significant adverse change in the officer’s responsibilities. In general, the benefits provided are: (a) a cash termination payment one to three times the sum of the executive officer’s annual salary and highest annual bonus during the three years before the termination, (b) continuation of equivalent hospital, medical, dental, accident, disability and life insurance coverage as in effect at the time of termination, (c) supplemental pension benefits and (d) outplacement services. Each agreement provides that, if any portion of the benefits, under the agreement or under any other agreement would constitute an “excess parachute payment” for purposes of the Code, benefits are reduced so that the executive officer is entitled to receive $1 less than the maximum amount that such officer can receive without becoming subject to the 20% excise tax imposed by the Code, or which we may pay without loss of deduction under the Code.

SELLING SECURITYHOLDERS

        We offered and sold the warrants to the selling securityholders or their predecessors in a private placement transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. We are registering, pursuant to the registration statement of which this prospectus is a part, the warrants and all 1,571,467 shares of our common stock issuable upon exercise of the warrants on behalf of the selling securityholders named in the table below (including their donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We are registering the warrants and the shares of common stock to permit the selling securityholders to offer these securities for resale from time to time. The selling securityholders may sell all, some or none of the warrants or shares of common stock covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the respective selling securityholders. For more information, see “Plan of Distribution.” Except as set forth below, none of the selling securityholders has had any material relationship with us within the past three years other than in their capacities as aircraft lessors or aircraft lenders to the company or as guarantors and/or as a result of the ownership of the warrants or shares of our common stock. John F. Bergstrom is a director of the company and of Kimberly-Clark Corporation. [This section to be completed by the filing of an amendment.]

        The table below lists the selling securityholders and information regarding their ownership of warrants as of December 2, 2003:

SELLING SECURITYHOLDER	NUMBER OF WARRANTS OWNED PRIOR TO THIS OFFERING (1)	NUMBER OF WARRANTS BEING OFFERED HEREBY	WARRANTS OWNED AFTER OFFERING(1)
			NUMBER	PERCENTAGE(2)
Banc of America Leasing & Capital, LLC	_______	_______	0	*
Banc One Leasing Corporation	5	5	0	*
Information Leasing Corporation	_______	_______	0	*
Kimberly-Clark Corporation	3	3	0	*
Kreditanstalt Fur Wiederaufbau	_______	_______	0	*
M&I First National Leasing Corporation	_______	_______	0	*
Siemens Financial Services, Inc.	_______	_______	0	*
The Fifth Third Leasing Company	_______	_______	0	*
Transamerica Aviation LLC	_______	_______	0	*
U.S. Bancorp Equipment Finance, Inc.	_______	_______	0	*
Wells Fargo Bank Northwest, National Association	_______	_______	0	*

*	0%

(1)	Assumes that the shareholder disposes of all of the warrants covered by this prospectus and does not acquire or dispose of any additional warrants. However, the selling securityholders are not representing that any of the warrants covered by this prospectus will be offered for sale, and the selling securityholders reserve the right to accept or reject, in whole or in part, any proposed sale of warrants.

(2)	Assumes that all of the warrants are disposed of in the offering and that none remain outstanding.

        The table below lists the selling securityholders and information regarding their ownership of common stock as of December 2, 2003:

SELLING SECURITYHOLDER	NUMBER OF SHARES OWNED PRIOR TO THIS OFFERING(1)	NUMBER OF SHARES BEING OFFERED HEREBY(1)	SHARES OWNED AFTER OFFERING(2)
			NUMBER	PERCENTAGE(3)
Banc of America Leasing & Capital, LLC	_______	_______	0	*
Banc One Leasing Corporation	[21,214.79]	[21,214.79]	0	*
Information Leasing Corporation	_______	_______	0	*
Kimberly-Clark Corporation	[50,601.23]	[50,601.23]	0	*
Kreditanstalt Fur Wiederaufbau	_______	_______	0	*
M&I First National Leasing Corporation	_______	_______	0	*
Siemens Financial Services, Inc.	_______	_______	0	*
The Fifth Third Leasing Company	_______	_______	0	*
Transamerica Aviation LLC	_______	_______	0	*
U.S. Bancorp Equipment Finance, Inc.	_______	_______	0	*
Wells Fargo Bank Northwest, National Association	_______	_______	0	*

[*  Less than 1%.]

(1)	Assumes that prior to this offering the selling securityholder exercises all of the warrants held by such shareholder as of December 2, 2003, at an exercise price per share of $4.72, and offers all of the shares of common stock pursuant to this offering.

This prospectus also covers any additional shares of common stock that become issuable upon any anti-dilution adjustment pursuant to the terms of the warrants and any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of our common stock.

(2)	Assumes that the shareholder disposes of all of the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock. However, the selling securityholders are not representing that any of the shares covered by this prospectus will be offered for sale, and the selling securityholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)	The percentage of common stock beneficially owned is based on the shares of common stock outstanding on November 28, 2003.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock and our restated articles of incorporation and by-laws. We refer you to copies of our articles of incorporation and bylaws which have been filed with the Securities and Exchange Commission.

General Discussion

        Our authorized share capital consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, without par value (the “Preferred Stock”), of which 17,399,764 shares of common stock were outstanding as of November 28, 2003 and no shares of Preferred Stock are outstanding. All such outstanding shares are fully paid and nonassessable, except as provided by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (“WBCL”).

Rights of Common Stock

        Holders of common stock are entitled to one vote per share on all matters which, pursuant to the WBCL, require the approval of our shareholders, other than matters relating solely to another class of stock. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to participate ratably in all distributions to the holders of common stock after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock. Holders of common stock are not entitled to any preemptive rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, holders of common stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by our Board of Directors from funds legally available therefor.

        The rights, preferences and privileges of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which we may designate and issue in the future. Furthermore, the holders of the convertible senior secured notes have rights senior to holders of our common stock.

Rights of Preferred Stock

        Our Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereof, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by our shareholders.

        In connection with the outstanding Preferred Stock Purchase Rights (“Rights”) described below, our Board of Directors has authorized a Series A Junior Participating Preferred Stock. Shares of Series A Junior Participating Preferred Stock (each, a “Series A Share”) purchasable upon the exercise of Rights will not be redeemable. Each Series A Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series A Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A Share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock are exchanged, each Series A Share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions. There are no Series A Shares currently outstanding.

        The issuance of any series of Preferred Stock, including Series A Shares, may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the company. We have no present plans to issue any Series A Shares or any shares of any other series of Preferred Stock.

Anti-Takeover Effects of Our Rights Agreement

        The Rights Agreement between us and American Stock Transfer & Trust Company, dated as of February 14, 1996, as amended (the “Rights Agreement”), and the WBCL contain provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in control of the company. Pursuant to the Rights Agreement, each outstanding share of common stock has attached thereto one Right, and each share subsequently issued by the us prior to the expiration of the Rights Agreement will have attached thereto one Right. Under certain circumstances described below, the Rights will entitle the holder to purchase Series A Shares and/or shares of common stock.

        Currently, the Rights are not exercisable and trade with the common stock. Each Right, when exercisable, entitles the holder to purchase 1/100th of a Series A Share at a purchase price of $100. The Rights will become exercisable only if a person or entity acquires 15% or more of the outstanding common stock or announces a tender offer for 15% or more of the outstanding common stock. If any person or entity becomes a 15% or greater shareholder of the company, then each Right will entitle its holder to purchase, at the Right’s then-current exercise price, common stock valued at twice the exercise price. Our Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights will expire on February 13, 2006.

Anti-Takeover Effects of Our Restated Articles of Incorporation and By-laws

        Our restated articles of incorporation provide that the number of directors of the company shall consist of not less than six and not more than 15, with the exact number to be determined by a vote of a majority of the Board. Pursuant to our restated articles of incorporation, the Board of Directors has determined that we will have 10 directors, three in the class whose term will expire in 2006, four in the class whose term will expire in 2005 and three in the class whose term will expire in 2004. Any vacancies on the Board may be filled for the unexpired portion of the term only by a majority vote of the remaining directors. Any director may be removed from office, but only for cause and only by the affirmative vote of the holders of outstanding shares representing at least 80% of the voting power of all shares of capital stock of the company then entitled to vote generally in the election of directors. In addition, any director may be removed from office by the affirmative vote of a majority of the entire Board of Directors, but only for cause. Our By-laws provide that meetings of our shareholders may be called only by the Chairman of the Board, the President or the Board of Directors. The restated articles of incorporation further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of our shareholders must be given in the manner provided in our By-laws, and the By-laws contain detailed notice requirements relating to nominations and other action.

        The restated articles of incorporation prohibit us from entering into certain “business combinations” with a shareholder owning 5% or more of the voting power of the company unless such transaction (i) is approved by at least 80% of the voting power of all of our capital stock; (ii) is approved by a majority of “Continuing Directors” (as defined in the restated articles of incorporation); or (iii) the transaction meets certain “fair price” requirements set forth in the restated articles of incorporation. The restated articles of incorporation further require approval of amendments to the By-laws either by the Board of Directors or by at least 80% of the voting power of all of our capital stock.

        The foregoing provisions could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management.

Anti-Takeover Effects of Various Provisions of Wisconsin Law

        Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

        Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” In general, these adequacy-of-price standards provide that the above-referenced vote does not apply if (1) the aggregate amount of the cash and the market value as of the valuation date of consideration other than cash to be received per share by shareholders of the resident domestic corporation in the business combination is at least equal to the highest of (a) the highest per share price received by any person selling common shares of the same class or series from the significant shareholder whether in the transaction in which the person became a significant shareholder or within the two years before the date of the business combination, (b) the market value per share of the same class or series on the date of the commencement of a tender offer initiated by the significant shareholder, on the date on which the person became a significant shareholder or on the date of the first public announcement of the proposed business combination, whichever is higher, or (c) the highest preferential amount per share to which the holder of shares of the class or series of shares is entitled in a voluntary or involuntary liquidation or dissolution of the resident domestic corporation and (2) the consideration to be received by holders of a class or series of outstanding shares is to be in cash or in the same form as the significant shareholder has previously paid for shares of the same class or series. Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

        Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

        Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

Foreign Ownership of Common Stock

        The Federal Aviation Act of 1958, as amended, prohibits non-U.S. citizens from owning more than 25% of the voting interest of a company such as ours that owns a U.S. air carrier. Our restated articles of incorporation provide that no shares of common stock may be voted by or at the direction of persons who are not U.S. citizens unless such shares are registered on a separate stock record to be maintained by us for non-U.S. holders (the “Foreign Stock Record”). Our By-laws provide that no shares of common stock held by non-U.S. citizens will be registered on the Foreign Stock Record if the amount so registered would exceed foreign ownership restrictions — currently 25% of our voting stock as noted above.

        The restated articles of incorporation provide that, to the extent the voting interest in us owned or controlled by non-U.S. citizens in the aggregate exceeds 25% of the voting interest in us or such other percentage that would exceed federal foreign ownership restrictions, we have the right to redeem or exchange such shares through the payment of cash, our securities having equivalent value or a combination thereof.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

DESCRIPTION OF WARRANTS

        The following is a description of the warrants. We refer you to a copy of the form of warrant, which has been filed with the Securities and Exchange Commission.

General Discussion

        On August 19, 2003, we reached final agreements on renegotiating our finance agreements with 11 aircraft lessors and lenders to reflect current market conditions. The renegotiated aircraft finance agreements provided for the reduction of the present value of the old agreements by $60-70 million, reduced cash requirements by about $1.1 million per month and converted $24 million of short-term debt into long-term obligations exceeding 10 years at low interest rates. The lessors and lenders, in return for making the agreed to amendments to these finance agreements, received warrants to purchase, in the aggregate, 1,571,467 shares of our common stock at an exercise price of $4.72 (subject to adjustment pursuant to anti-dilution provisions), with certain protection from dilutive issuances of common stock. All of the lessors and lenders to whom warrants were issued were accredited investors (other than one lessor who qualified as a sophisticated investor due to its knowledge and experience in financial, business and investment matters, including the airline industry and businesses and operations of companies that operate in lines of business similar to ours) in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended. We issued warrants to acquire 1,571,467 shares of common stock in the aggregate, all of which are outstanding as of the date of this prospectus.

        The warrant holders are not entitled to any voting rights or other rights as a shareholder of the company. A warrant may only be amended with the consent of the company.

Exercise of Warrants

        All of the warrants are currently exercisable, but warrant holders may exercise their warrants only if there is an effective registration statement filed under the Securities Act of 1933 and the issuance of the common stock is made in accordance with said registration statement or the exercise of the warrants is exempt from the registration requirements of the Securities Act and any applicable state securities laws. Unless exercised earlier, the warrants will expire on August 19, 2013. The warrant holders may exercise the warrants in whole or in part, Generally, partial exercises of the warrants must be for a whole number of shares of common stock (in any event, fractional shares will not be issued, but will be paid out in cash).

        To exercise the warrants, the warrant holders must deliver a notice of exercise and the warrants to us and pay the exercise price. We must issue a stock certificate(s) to a warrant holder within three trading days of our receipt of the warrant(s) and duly executed notice of exercise and payment of the exercise price. Generally, the warrant holders must pay the exercise price in cash. However, the warrant holders may elect to pay the exercise price by canceling our obligations to the warrant holders under the “Basic Moratorium Notes” (as defined below). Further, if the registration statement of which this prospectus is a part is not effective by January 20, 2004, then from January 20, 2004 until the date the registration statement is declared effective, the warrant holders may effect a “net exercise” of the warrants by using some of the shares issuable upon exercise of the Warrants to pay the exercise price and taking receipt only of the remaining shares.

        In connection with the final restructuring agreements with the aircraft lessors and lenders, our subsidiaries delivered promissory notes (the “Basic Moratorium Notes”) to the lessors and lenders. Each of the Basic Moratorium Notes was delivered pursuant to an agreement to amend the existing lease or financing agreements, as applicable (each, an “Agreement to Amend”), between (1) us and Midwest Airlines or Skyway Airlines, as the case may be; and (2) the lessor(s) or lender(s) party to the existing lease or financing agreements in question. Each of the Basic Moratorium Notes constitutes payment in full for any basic rent, principal and interest payments and any other regularly scheduled amounts due under such lease and financing agreements, as amended by the respective Agreement to Amend (collectively, the “Regularly Scheduled Payments”), that Midwest Airlines or Skyway Airlines, as the case may be, failed to pay to the lessor(s) or lender(s) during our payment moratorium from and including February 28, 2003 through and including August 30, 2003. The aggregate principal amount of the Basic Moratorium Notes is $7,533,000. Principal and interest on the Basic Moratorium Notes are payable, in arrears, in 36 monthly installments commencing on June 30, 2004. The Basic Moratorium Notes bear interest at 10% per annum.

        We will not issue fractional shares upon exercise of the warrants. As to any fractional shares that the warrant holder would otherwise be entitled to purchase from us upon such exercise, we will pay the warrant holder a cash adjustment for such fraction based on the market price of a share of common stock as of the date of the notice of exercise.

Transfer of Warrants

        The warrants are issued in registered form. We keep at our principal executive office a register in which we provide for the registration and transfer of the warrants. We register the name and address of the warrant holders in this register. Whenever the warrants are surrendered for transfer or exchange, in accordance with the terms of the warrants, at our expense, we will as promptly as practicable, and in any event within three trading days thereafter, execute and deliver in exchange therefor new warrants (registered in such name or names as may be requested by the holders of the surrendered warrants), exercisable for the same aggregate number of shares of common stock as that of the warrants so surrendered. We may treat the persons in whose names the warrants are registered as the owners of the warrants.

        To transfer the warrants, the warrant holders must deliver to us a notice of assignment, duly executed by the warrant holder (or its attorney) specifying that the warrants are being transferred in compliance with the transfer restrictions contained in the warrants. These restrictions allow a warrant holder to transfer warrants only if there is an effective registration statement filed under the Securities Act of 1933 and the transfer of the warrants is made in accordance with said registration statement or the transfer is exempt from the registration requirements of the Securities Act and any applicable state securities laws. Further, the warrant holders may not transfer the warrants in part if the result is a warrant for less than 10,000 shares.

Anti-Dilution Adjustments

        Upon the occurrence of one of the dilutive events specified below, the terms of the warrants require us to make an adjustment to the exercise price of the warrants and, in the case of Item 1 and Item 2 only, an adjustment to the total number of shares of common stock issuable upon exercise of the warrants and the aggregate number of shares issuable under warrants. For each warrant, the adjustment to the number of shares of common stock issuable is calculated by multiplying the unadjusted exercise price by the number of shares of common stock then issuable under the warrant and dividing the product by the adjusted exercise price so that the adjustment to the number of shares is proportionate to the adjustment in the exercise price.

1.	The exercise price and the number of shares issuable upon exercise of the warrant will be adjusted when we (1) declare a dividend or make a distribution payable in common stock, convertible securities or stock purchase rights; (2) split or combine our common stock; or (3) declare a dividend or make a distribution payable in cash, evidences of indebtedness or assets;

2.	The exercise price will be adjusted downward and the number of shares issuable upon exercise of the warrant increased when we issue or sell common stock at a price per share less than the then current exercise price or issue or sell convertible securities or stock purchase rights to acquire shares of common stock at a price per share less than the then current exercise price. This adjustment provision expires upon August 19, 2005. After August 19, 2005, we must insure that the warrant holders have any anti-dilution rights given by us to another person that are more favorable than the anti-dilution rights in the warrants.; or

3.	The exercise price will be adjusted downward when we consummate a tender or exchange offer to acquire common stock at a price per share in excess of the market price of a share of common stock on the day immediately following the day on which such tender or exchange offer expires.

        Pursuant to the terms of the warrants, we also will make an adjustment to the exercise price and the securities issuable upon exercise of the warrants if we effect (A) any reorganization or reclassification or recapitalization, (B) any consolidation or merger, (C) any share exchange or (D) the sale, transfer or other disposition of all or substantially all of our assets as a result of which holders of common stock become entitled to receive any securities and/or other assets of the company, any of its subsidiaries or any other person with respect to or in exchange for common stock.

PLAN OF DISTRIBUTION

        We are registering the warrants and the shares of common stock issuable upon exercise of the warrants to permit the resale of the warrants and the common stock by the selling securityholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by any selling securityholder of the warrants or the shares of common stock. We will bear all fees and expenses incident to our obligation to register the warrants and the shares of common stock, except that a selling securityholder will pay all applicable underwriting discounts and selling commissions, if any.

        Any selling securityholder may sell all or a portion of the warrants or the common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the warrants or common stock are sold through underwriters or broker-dealers, then the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. The warrants and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1)	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2)	in the over-the-counter market,

(3)	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether the options are listed on an options exchange or otherwise,

(5)	through the settlement of short sales;

(6)	through a combination of such methods of sale; or

(7)	through any other method permitted pursuant to applicable law.

        If a selling securityholder effects such transactions by selling warrants or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholder or commissions from purchasers of the warrants or shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, a selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. A selling securityholder may also sell the shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. Each selling securityholder may also loan or pledge warrants or shares of common stock to broker-dealers that in turn may sell such securities.

        Each selling securityholder may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the warrants or shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors-in-interest as selling securityholders under this prospectus. Each selling securityholder also may transfer and donate the warrants and shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

        Each selling securityholder and any broker-dealer participating in the distribution of warrants or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the warrants or shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of the warrants and shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from each selling securityholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the warrants and shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the warrants and shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling securityholder will sell any or all of the warrants or shares of common stock registered pursuant to the shelf registration statement of which this prospectus forms a part.

        Each selling securityholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the warrants or shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of warrants or the shares of common stock to engage in market-making activities with respect to the warrants or shares of common stock. All of the foregoing may affect the marketability of the warrants and shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the warrants and shares of common stock.

        We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling securityholders. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling securityholders will be entitled to contribution. We may be indemnified by a selling securityholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the warrants and shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

        The consolidated financial statements of Midwest Express Holdings, Inc. at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) the change in the methods of accounting for major airframe maintenance as well as frequent flyer revenue in 2000 and (2) the ability of the company to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s web site. The address of this site is http://www.sec.gov.

        We have filed with the Securities and Exchange Commission a registration statement (which term includes all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares offered by this prospectus. This prospectus is part of that registration statement and, as allowed by Securities and Exchange Commissions rules, does not contain all the information set forth in the registration statement and the exhibits to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 and is available to you on the Securities and Exchange Commission’s web site.

MIDWEST EXPRESS HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating revenues:
Passenger service	$81,810	$92,600	$244,885	$288,246
Cargo	835	1,204	3,372	4,314
Other	12,260	10,095	37,603	31,336

Total operating revenues	94,905	103,899	285,860	323,896

Operating expenses:
Salaries, wages and benefits	33,875	40,001	107,600	117,590
Aircraft fuel and oil	17,909	21,190	60,899	56,730
Commissions	2,637	4,321	8,839	14,070
Dining services	1,630	5,152	6,342	15,358
Station rental, landing and other fees	7,822	9,192	27,356	27,906
Aircraft maintenance materials and repairs	8,186	11,974	23,421	31,298
Depreciation and amortization	5,124	5,157	15,968	15,877
Aircraft rentals	6,230	6,334	24,939	18,957
Impairment loss	--	--	--	29,911
Other	16,624	13,943	39,106	40,309

Total operating expenses	100,037	117,264	314,470	368,006

Operating loss	(5,132)	(13,365)	(28,610)	(44,110)

Other (expense) income:
Interest income	215	344	696	911
Interest expense	(542)	(774)	(1,529)	(2,583)
Other, net	(4)	162	11,427	39,744

Total other (expense) income	(331)	(268)	10,594	38,072

Loss before income tax credit	(5,463)	(13,633)	(18,016)	(6,038)
Income tax credit	(1,912)	(5,044)	(6,305)	(2,233)

Net Loss	$(3,551)	$(8,589)	$(11,711)	$(3,805)

Loss per common share - basic	$(0.23)	$(0.55)	$(0.75)	$(0.26)

Loss per common share - diluted	$(0.23)	$(0.55)	$(0.75)	$(0.26)

Weighted average shares - basic	15,517,411	15,510,648	15,515,348	14,471,989
Weighted average shares - diluted	15,517,411	15,510,648	15,515,348	14,471,989

MIDWEST EXPRESS HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)
(Unaudited)

ASSETS	September 30, 2003	December 31, 2002
Current assets:
Cash and cash equivalents	$29,078	$41,498
Accounts receivable:
Traffic, less allowance for doubtful accounts of $95 and $133 at September 30, 2003 and December 31, 2002, respectively	7,018	4,575
Income tax refund	--	5,247
Other receivables	325	555

Total accounts receivable	7,343	10,377
Inventories	7,357	7,250
Prepaid expenses:
Commissions	1,170	1,691
Stock warrants	797	--
Other	9,520	5,649

Total prepaid expenses	11,487	7,340
Restricted cash	48,544	15,067
Deferred income taxes	9,248	10,013

Total current assets	113,057	91,545
Property and equipment, at cost	324,875	360,993
Less accumulated depreciation and amortization	119,203	136,429

Net property and equipment	205,672	224,564
Landing slots and leasehold rights, less accumulated amortization of $3,928 and $3,642 at September 30, 2003 and December 31, 2002, respectively	2,822	3,108
Aircraft purchase deposits and pre-delivery progress payments	47,877	52,362
Other assets	21,215	5,027

Total assets	$390,643	$376,606

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,401	$6,702
Income taxes payable	985	--
Notes payable	--	5,500
Current maturities of long-term debt	877	18,194
Air traffic liability	47,852	38,700
Unearned revenue	12,454	23,870
Accrued liabilities:
Vacation pay	6,211	6,676
Scheduled maintenance expense	1,492	5,932
Frequent flyer awards	1,939	1,985
Other	27,481	29,175

Total current liabilities	104,692	136,734
Long-term debt	46,843	16,903
Long-term debt on pre-delivery progress payments	35,690	37,516
Deferred income taxes	20,647	25,193
Noncurrent scheduled maintenance expense	2,141	6,186
Accrued pension and other postretirement benefits	14,874	12,724
Deferred frequent flyer partner revenue	7,160	8,085
Deferred revenue	33,399	5,091
Other noncurrent liabilities	7,383	3,047

Total liabilities	272,829	251,479
Commitments and contingencies (note 5)
Shareholders' equity:
Preferred stock, without par value; 5,000,000 shares authorized, no shares issued and outstanding	--	--
Common stock, $.01 par value; 25,000,000 shares authorized, 16,224,531 shares issued	162	162
Additional paid-in capital	36,898	32,177
Treasury stock, at cost	(15,578)	(15,644)
Retained earnings	96,332	108,043
Cumulative other comprehensive income	--	389

Total shareholders' equity	117,814	125,127

Total liabilities and shareholders' equity	$390,643	$376,606

MIDWEST EXPRESS HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2003	2002
Operating activities:
Net loss	$(11,711)	$(3,805)
Items not involving the use of cash:
Impairment loss	--	29,911
Depreciation and amortization	15,968	15,877
Deferred income taxes	(3,781)	1,966
Cumulative effect of accounting changes, net	--	--
Other, net	21,111	(10,778)
Changes in operating assets and liabilities:
Accounts receivable	3,034	8,078
Inventories	(107)	(585)
Prepaid expenses	(1,378)	(373)
Restricted cash	(33,477)	(20,970)
Accounts payable	(1,301)	(11,185)
Air traffic liability	9,152	3,479
Unearned revenue	(10,778)	(582)
Accrued liabilities	(2,808)	2,727
Accrued pension	2,150	1,433
Deferred frequent flyer partner revenue	(1,563)	758

Net cash (used in) provided by operating activities	(15,489)	15,951

Investing activities:
Capital expenditures	(14,008)	(4,871)
Aircraft purchase deposits and pre-delivery progress p(21,528)	(38,890)
Aircraft purchase deposits returned	26,335	--
Proceeds from sale of property and equipment	1,866	351
Other, net	(1,447)	117

Net cash used in investing activities	(8,782)	(43,293)

Financing activities:
Proceeds from convertible debt issuance	14,871	--
Funding of pre-delivery progress payments	19,816	28,554
Funds received from private equity placement	--	20,527
Return of pre-delivery progress payments	(21,874)	--
Payment on note payable	(5,500)	(30,000)
Other, net	4,538	(1,772)

Net cash provided by financing activities	11,851	17,309

Net decrease in cash and cash equivalents	(12,420)	(10,033)
Cash and cash equivalents, beginning of period	41,498	46,923

Cash and cash equivalents, end of period	$29,078	$36,890

Supplemental non-cash activities:
Non-cash incentives	$24,251	$--
Aircraft sale/leaseback	7,058	--
Moratorium note payable to lenders	6,970	--
Stock warrants to lenders	4,772	--
Supplemental cash flow information:
Cash (received) paid for:
Income taxes	$(8,984)	$(9,940)
Interest	890	2,773

Midwest Express Holdings, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Business and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2003 and 2002 reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods presented. The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and notes required for complete, audited financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this prospectus for the year ended December 31, 2002. The results of operations for the three- and nine-month periods ended September 30, 2003 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2003.

2.	Impairment Loss

During the first quarter 2002, Midwest Express Holdings, Inc., a Wisconsin corporation (the "Company"), decided to accelerate the retirement of the DC-9 fleet of Midwest Airlines, Inc. (“Midwest Airlines”) in anticipation of accelerated deliveries of Boeing 717 aircraft. In connection with this decision, the Company performed evaluations to determine, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal on Long-Lived Assets,” whether probability-weighted future cash flows from an asset (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. As a result of the evaluation, the Company determined that the estimated probability-weighted future cash flows would be less than the aggregate carrying amounts, resulting in impairment as defined by SFAS No. 144. Consequently, in the first quarter 2002, the cost bases of these assets were reduced to reflect the fair market value at the date of the decision, resulting in a $29.9 million (pre-tax) impairment loss, and the remaining depreciable lives of such assets were adjusted for the new retirement schedule. In determining the fair market value of these assets, the Company considered market trends in aircraft dispositions, data from third parties and management estimates.

3.	Settlement of Arbitration

Skyway Airlines, Inc., doing business as Midwest Connect (“Midwest Connect”), currently operates 10 Fairchild 32-passenger 328JET regional jets. In September 2001, Midwest Connect settled its arbitration with Fairchild Dornier GmbH (“Fairchild”) over the cancellation of the 428JET program. In the first quarter 2002, the Company recorded as other income $39.5 million (pre-tax) associated with the settlement.

4.	Other Income

In May 2003, the Company recorded other income of $11.4 million (pre-tax) received from the April 2003 Emergency Wartime Supplemental Appropriations Act for reimbursement of security costs.

5.	Private Placement of Common Stock

During the second quarter 2002, the Company generated gross proceeds of $21.9 million through the private placement of 1,675,000 shares of the Company’s common stock to qualified institutional investors at $13.09 per share. Net proceeds, after commissions and expenses, of $20.5 million were used to reduce indebtedness and provide general working capital.

6.	Segment Reporting

Midwest Airlines and Midwest Connect constitute the reportable segments of the Company. The Company’s reportable segments are strategic units that are managed independently because they provide different services, with different cost structures and marketing strategies. Additional detail on segment reporting is included in Note 14 to the Notes to Consolidated Financial Statements as of December 31, 2002 contained in this prospectus. Financial information for the three- and nine-month periods ended September 30 for the two operating segments, Midwest Airlines and Midwest Connect, follows (in thousands).

SEGMENT REPORTING

Three Months Ended September 30, 2003

	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$77,587	$18,633	$(1,315)	$94,905
Operating (loss) income	(5,232)	100	--	(5,132)
Depreciation and amortization expense	4,076	1,048	--	5,124
Interest income	254	--	(39)	215
Interest expense	(504)	(77)	39	(542)
(Loss) Income before income tax (credit) provision	(5,486)	23	--	(5,463)
Income tax (credit) provision	(1,920)	8	--	(1,912)
Net (loss) income	(3,566)	15	--	(3,551)
Total assets	348,128	66,499	(23,984)	390,643
Capital expenditures	2,783	74	--	2,857

Three Months Ended September 30, 2002

	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$86,660	$18,636	$(1,397)	$103,899
Operating loss	(11,111)	(2,254)	--	(13,365)
Depreciation and amortization expense	4,208	949	--	5,157
Interest income	371	1	(28)	344
Interest expense	(774)	(28)	28	(774)
Loss before income tax credit	(11,383)	(2,250)	--	(13,633)
Income tax credit	(4,212)	(832)	--	(5,044)
Net loss	(7,171)	(1,418)	--	(8,589)
Total assets	317,852	66,202	(13,245)	370,809
Capital expenditures	1,820	421	--	2,241

Nine Months Ended September 30, 2003

	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$237,049	$52,841	$(4,030)	$285,860
Operating loss	(21,912)	(6,698)	--	(28,610)
Depreciation and amortization expense	12,937	3,031	--	15,968
Interest income	809	--	(113)	696
Interest expense	(1,491)	(151)	113	(1,529)
Loss before income tax credit	(11,623)	(6,393)	--	(18,016)
Income tax credit	(4,067)	(2,238)	--	(6,305)
Net loss	(7,556)	(4,155)	--	(11,711)
Total assets	348,128	66,499	(23,984)	390,643
Capital expenditures	13,662	346	--	14,008

Nine Months Ended September 30, 2002

	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$272,613	$55,434	$(4,151)	$323,896
Operating loss	(41,000)	(3,110)	--	(44,110)
Depreciation and amortization expense	13,143	2,734	--	15,877
Interest income	998	1	(88)	911
Interest expense	(2,583)	(88)	88	(2,583)
(Loss) Income before income tax (credit) provision	(42,372)	36,334	--	(6,038)
Income tax (credit) provision	(15,677)	13,444	--	(2,233)
Net (loss) income	(26,695)	22,890	--	(3,805)
Total assets	317,852	66,202	(13,245)	370,809
Capital expenditures	3,694	1,177	--	4,871

7.	Derivative Instruments and Hedging Activities

The Company from time to time utilizes option contracts to mitigate exposure to the fluctuation in aircraft fuel prices in accordance with the Company’s financial risk management policy. This policy was adopted by the Company to document the Company’s philosophy toward financial risk and outline acceptable use of derivatives to mitigate that financial risk. The options establish ceiling prices for anticipated jet fuel purchases and serve as hedges of those purchases. The Company does not hold or issue derivative instruments for trading purposes. At September 30, 2003, the Company had no options in place for future periods. If options had been in place at the end of the quarter, the value of the options would be determined using estimates of fair market value provided by the institutions that wrote the options.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges, as defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”and the corresponding amendments under SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities.”Therefore, all changes in the fair value of the derivative instruments that are considered highly effective are recorded in other comprehensive income until the underlying hedged fuel is consumed, when they are reclassified to the income statement as an offset of fuel expense. Year-to-date, the Company recognized $1.1 million as an offset to fuel expense in the income statement, which is comprised of $0.4 million reclassified other comprehensive income and $0.7 million of changes in the fair market value of the hedges since December 31, 2002. Cumulative other comprehensive income was $0 and $0.4 million for the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

8.	Asset Dispositions

In June 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 requires that liabilities for the costs associated with exit or disposal activities be recognized and measured initially at fair value only when the liabilities are incurred, rather than when an entity commits to effect an exit plan. In third quarter 2003, the Company recorded $0.1 million (pre-tax) of aircraft lease expense for one leased DC-9 aircraft removed from Midwest Airlines service during the quarter; year to date, $4.7 million (pre-tax) of aircraft lease expense has been recorded in accordance with SFAS No. 146. These non-cash expenses were included in the aircraft rentals line of the Company’s statements of operations. The expense reflects future obligations for these aircraft following their out-of-service dates. The Company has four additional DC-9 leased aircraft that it plans to remove from service by April 2004. The Company expects to record an additional non-cash charge of $2.1 million (pre-tax) in accordance with SFAS No. 146 in relation to these aircraft.

9.	New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which requires issuers to classify as liabilities certain classes of freestanding financial instruments (instruments that are entered into separately from other instruments or transactions or are legally detachable and separately exercisable) that represent obligations of the issuer. SFAS No. 150 is effective for all public company freestanding financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150, which was effective for the Company on July 1, 2003, has not had, nor does the Company expect it to have, a material impact on the Company’s condensed consolidated financial statements.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity’s expected losses, receives a majority of the other entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called “variable interest entities.” The principal characteristics of variable interest entities are (1) an insufficient amount of equity to absorb the entity’s expected losses, (2) equity owners as a group are not able to make decisions about the entity’s activities, or (3) equity that does not absorb the entity’s losses or receive the entity’s residual returns. “Variable interests” are contractual, ownership or other monetary interests in an entity that change with fluctuations in the entity’s net asset value. As a result, variable interest entities can arise from items such as lease arrangements, loan arrangements, guarantees or service contracts.

If an entity is determined to be a “variable interest entity,” the entity must be consolidated by the “primary beneficiary.” The primary beneficiary is the holder of the variable interests that absorb a majority of the variable interest entity’s expected losses or receive a majority of the entity’s residual returns in the event no holder has a majority of the expected losses. There is no primary beneficiary in cases where no single holder absorbs the majority of the expected losses or receives a majority of the residual returns. The determination of the primary beneficiary is based on projected cash flows at the inception of the variable interests.

FIN 46 initially applied to variable interest entities created after January 31, 2003 and to variable interest entities in which a company obtained an interest after that date. The FASB recently deferred the effective date of FIN 46 to December 31, 2003 for all interests in variable interest entities existing prior to January 31, 2003. The Company is currently evaluating the impact of FIN 46 as it relates to its operations, but does not expect it to have a material impact on its results of operations or financial condition.

10.	Other Debt Obligations

On August 29, 2003, the Company amended the agreement relating to its bank credit facility to extend the existing credit facility to November 26, 2003. In addition to the extension, the amendment to the credit facility waived certain defaults that occurred prior to the amendment, removed certain financial covenants and modified a requirement that the Company maintain a minimum amount of unrestricted cash. The amendment gave the Company additional time to seek long-term financing while maintaining its existing letters of credit issued under the credit facility. As of September 30, 2003, the Company had repaid all borrowings under the bank credit facility, and the Company had outstanding letters of credit under the facility totaling approximately $15.5 million. The letters of credit are primarily used to support financing of the Company’s maintenance facilities. No additional credit is available under the credit facility.

In October 2003, the Company completed a transaction with Milwaukee County, Racine County and the State of Wisconsin that reduced the amount of letters of credit outstanding under the credit facility. Further discussion of this matter is in Note 16, Subsequent Events. The Company plans to obtain releases of the remaining letters of credit and terminate the credit facility in the fourth quarter 2003.

11.	Non-cash Incentives

Non-cash incentives consist of purchase incentives (e.g. training, spare parts credits, simulator rental) received from aircraft and engine manufacturers upon delivery of aircraft. These incentives will be recognized over the life of the related leases.

12.	Shareholders’Equity

At September 30, 2003, the Company had one stock-based employee compensation plan, which is described more fully in Note 8 of the Notes to the Consolidated Financial Statements contained in this prospectus for the year ended December 31, 2002. The Company has adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and its related interpretations; accordingly, no compensation cost has been reflected for the stock option plan in the condensed consolidated financial statements in this filing.

Had compensation costs for the Company’s stock option plan been determined based on their fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company’s net loss and net loss per share for the three- and nine-month periods ended September 30 would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net loss:
As reported	$(3,551)	$(8,589)	$(11,711)	$(3,805)

Deduct: Total stock-based employee
compensation expense determined under fair
value based methods, net of related tax effect	(334)	(537)	(988)	(1,613)

Pro forma	$(3,885)	$(9,126)	$(12,699)	$(5,418)

Net loss per share - basic:
As reported	$(0.23)	$(0.55)	$(0.75)	$(0.26)
Pro forma	$(0.25)	$(0.59)	$(0.82)	$(0.37)

Net loss per share - diluted:
As reported	$(0.23)	$(0.55)	$(0.75)	$(0.26)
Pro forma	$(0.25)	$(0.59)	$(0.82)	$(0.37)

The following table is a reconciliation of the weighted average shares outstanding for the three- and nine-month periods ended September 30, 2003 and 2002 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Weighted average shares outstanding	15,517	15,511	15,515	14,472
Effect of dilutive securities:
Stock options (1)	0	0	0	0
Shares issuable under the 1995
Stock Plan for Outside Directors (2)	0	0	0	0

Weighted average shares
outstanding assuming dilution	15,517	15,511	15,515	14,472

(1)	Stock options outstanding under the 1995 Stock Option Plan of 51 and 0 were excluded from the calculations for the three months ended September 30, 2003 and 2002 as their effect was anti-dilutive. Stock options outstanding under the 1995 Stock Option Plan of 10 and 38 were excluded from the calculations for the nine months ended September 30, 2003 and 2002 as their effect was anti-dilutive.

(2)	Shares issuable under the 1995 Stock Plan for Outside Directors of 23 and 16 were excluded from the calculations for the three months ended September 30, 2003 and 2002 as their effect was anti-dilutive. Shares issuable under the 1995 Stock Plan for Outside Directors of 21 and 15 were excluded from the calculations for the nine months ended September 30, 2003 and 2002 as their effect was anti-dilutive.

In connection with the final restructuring agreements with the aircraft lessors and lenders discussed in Note 15, the Company issued warrants to certain lessors and lenders that give the holders the right to purchase in the aggregate 1,571,467 shares of the Company’s common stock at an exercise price per share of $4.72. The warrants expire in September 2013. The terms of the warrants provide certain protection from dilutive issuances of common stock. None of the warrants had been exercised as of September 30, 2003.

13.	Comprehensive Loss

Comprehensive loss was ($3.6) million and ($11.3) million for the three- and nine-month periods ended September 30, 2003, and ($8.6) million and ($3.8) million for the three- and nine-month periods ended September 30, 2002, respectively.

14.	Going Concern and Management’s Plan

Going Concern – The consolidated financial statements presented herein for the year ended December 31, 2002 and the unaudited condensed consolidated financial statements in this filing have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred substantial operating losses in 2001 and 2002, and existing industry conditions – including higher fuel prices, depressed business travel due to the stagnant economy and increased competitive pressures – will cause the Company to incur an operating loss for 2003.

On March 7, 2003, the Company suspended lease and debt payments associated with most of its aircraft, initially until June 7, 2003. On June 12, 2003, the Company extended the payment suspension indefinitely while it continued in negotiations with lessors and other affected lenders. (Note that the obligations related to the Boeing 717 aircraft purchases and related leases were not included in the payment moratorium.) The suspension was intended to provide the Company the opportunity to negotiate a restructuring of the terms and conditions of the leases and other financial obligations with the lessors and other affected lenders to bring them in line with market conditions and better reflect the reduced market values of the aircraft. Because the Company suspended payments without the consent of the lessors and other affected lenders, the suspension of payments resulted in defaults under the terms of the applicable leases and debt obligations, and a default under the terms of the Company’s bank credit agreement and the Company’s credit card processing agreement for MasterCard/Visa transactions. Such defaults provided the other parties to these arrangements certain rights and remedies. For example, the default under the Company’s credit card processing agreement for MasterCard/Visa transactions resulted in an increase of the reserve under that agreement to 100% of the card processor’s exposure. On July 17, 2003, the Company announced that it had reached preliminary agreements with aircraft lessors and lenders on the restructuring of leases and debt obligations that had been under payment suspension. On August 22, 2003, the Company announced that the agreements were finalized. These agreements are discussed in more detail in Note 15. In addition, on September 30, 2003, the Company announced that it had reached preliminary agreements to obtain approximately $40 million in additional financing, which is also discussed in more detail in Note 15.

The Company’s consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to generate sufficient cash flows to meet obligations on a timely basis and to obtain additional financing should industry conditions not improve. Management is implementing a number of plans to help alleviate these situations, as described below and in Note 15.

Management’s Plan –The Company has implemented a number of actions to improve its profitability and liquidity position. These actions focus on three key areas: 1) the launch of Midwest Airlines Saver Service to address the growing low-fare segment of the market, 2) cost reductions and internal restructuring, and 3) improved liquidity.

In February 2003, the Company announced the launch of low-fare service in high demand, leisure-oriented markets, branded as Midwest Airlines Saver Service. Saver Service was launched August 1, 2003 with existing MD-80 aircraft that were converted to a two-by-three seating configuration, with a total of eight MD-80 aircraft to be converted to the new configuration by year-end. Saver Service is expected to enable the Company to serve high-volume leisure destinations more profitably.

Detailed discussion of cost reduction and restructuring activities and liquidity measures is included at Note 15.

15.	Restructuring Activities and Liquidity Measures

In February 2003, the Company announced measures aimed at improving cash flow in addition to previous cost control initiatives. Since then, the Company has reduced capacity, switched to a buy-onboard dining service, discontinued standard travel agency commissions to match most of the industry, and implemented service fee increases for nonrefundable tickets. In addition, the Company implemented a second workforce reduction, and remaining non-union employees received across-the-board temporary compensation reductions.

In July 2003, the Company announced that it had reached preliminary agreements with labor unions, lessors and lenders on permanent cost reductions. The Company reached final agreements regarding these matters in August 2003; the restructured agreements are discussed in further detail below. The Company is targeting these financial restructuring initiatives – along with numerous internal cost-reduction measures, revenue enhancements and flight schedule changes implemented since September 11, 2001 – to improve profitability and reduce costs relative to what the Company would have experienced if it had not effected these changes by approximately $70 million annually going forward.

The cost reductions relate to the following areas:

•	Labor cost savings and productivity improvements from the Company’s employee unions. All three of the Company’s represented employee groups amended their collective bargaining agreements; the duration of these agreements is five years. Employee-related cost savings are generated primarily by productivity improvements and work rule changes.

•	Identification of opportunities to enhance productivity for non-represented employees. Efforts are underway to identify productivity improvements for these work groups. Implementation of identified opportunities will be completed by year end.

•	Adjustment of the Company’s fleet plan and delivery schedules to provide for more controlled growth. The Company completed negotiations with aircraft manufacturers to adjust the delivery schedule of its Boeing 717 aircraft program and defer its acquisition of Embraer regional jets.

•	Renegotiation of aircraft finance agreements. Amendments to aircraft financing agreements were completed with the aircraft lessors and lenders participating in the restructuring effort. These agreements reduced aircraft lease rates to bring them in line with current market conditions and better reflect the reduced market values of the aircraft, and restructured certain short-term debt to long-term obligations. Details of the restructured agreements are as follows:

»	Debt related to three Fairchild 328JET aircraft was restructured to better reflect aircraft values and the current interest rate environment. Loans on the three aircraft were coming due in August 2003, November 2003 and January 2004 that would have resulted in loan repayments totaling approximately $24 million. The restructuring resulted in the loan term being extended to 2013 and reduced payments that better represent the current market value for the aircraft.

»	Debt on one MD-80 was retired as part of a sale/leaseback transaction. The transaction resulted in the retirement of approximately $7.0 million of debt related to the aircraft, which had a book value of approximately $11.0 million on the date of the sale/leaseback; thus, a loss of $4.0 million was recorded in the third quarter 2003 in relation to the transaction.

»	There were 34 aircraft leases and four aircraft loans that were renegotiated in the lease and loan restructuring effort. All restructurings include lower payments to reflect current market conditions. The Midwest restructurings included 10 McDonnell-Douglas DC-9 and four McDonnell-Douglas MD-80 aircraft. The Midwest restructuring also resulted in a debt-financed MD-80 being converted into a lease with an extension of term from 2008 to 2013. At Midwest Connect, there were 15 Beechcraft 1900D aircraft and five 328JET aircraft leases renegotiated in addition to the three 328JETs that had loans renegotiated. Cash flow savings from the lease and loan restructurings exceed $1 million per month.

»	Lease expense related to the restructured agreements was recorded during a portion of the moratorium period (March through June 2003) at rates under the previous agreements. The difference between the new and the old lease rates for that portion of the moratorium period is being amortized over the term of the new leases.

»	In connection with the final restructuring agreements with the aircraft lessors and lenders, the Company’s subsidiaries delivered subordinated promissory notes (the “Basic Moratorium Notes”) to the lessors and lenders. Each of the Basic Moratorium Notes was delivered pursuant to an agreement to amend the existing lease or financing agreements, as applicable (each, an “Agreement to Amend”), between (1) the Company and Midwest Airlines, a wholly owned subsidiary of the Company, or Skyway Airlines, a wholly owned subsidiary of Midwest Airlines, as the case may be; and (2) the lessor(s) or lender(s) party to the existing lease or financing agreements in question. Each of the Basic Moratorium Notes constitutes payment in full for any basic rent, principal and interest payments and any other regularly scheduled amounts due under such lease and financing agreements, as amended by the respective Agreement to Amend (collectively, the “Regularly Scheduled Payments”), that Midwest Airlines or Skyway Airlines, as the case may be, failed to pay to the lessor(s) or lender(s) during the Company’s payment moratorium from and including February 28, 2003 through and including August 30, 2003. The aggregate principal amount of the Basic Moratorium Notes is $7,533,000. Principal and interest on the Basic Moratorium Notes are payable, in arrears, in 36 monthly installments commencing on the later of (1) June 30, 2004 and (2) the earlier of (a) the date on which the Company attains Financial Health (as defined below) and (b) January 1, 2005. “Financial Health” for purposes of the Basic Moratorium Notes means when the Company has either (i) unrestricted cash of $70 million or (ii) achieved financial closing with respect to new financing in the amount of at least $30 million. The Basic Moratorium Notes bear interest at 10% per annum beginning June 30, 2004.

»	As a result of the restructuring of lease and debt agreements described above, the Company has significantly lowered its obligations compared with the obligations under the previous lease and debt agreements. Included in the restructured agreements are clauses that would make the Company’s obligations, under certain default situations, increase to the amounts under the previous agreements. The amount of such contingent obligation of the Company is approximately $7.9 million as of September 30, 2003.

»	Also, in connection with the final restructuring agreements with the aircraft lessors and lenders, the Company issued warrants to certain lessors and lenders. These warrants are discussed in more detail in Note 12.

In addition to completion of restructuring related to cost savings, the Company also announced several completed or preliminary agreements related to financing:

•	As discussed in Note 10, the Company amended the agreement related to its bank credit facility, which extends the existing facility to November 26, 2003. This extension gave the Company additional time to secure long-term financing while maintaining existing letters of credit issued under the credit facility. In October 2003, the Company completed a transaction with Milwaukee County, Racine County and the State of Wisconsin that reduced the amount of letters of credit outstanding under the credit facility. Further discussion of this matter is in Note 16. The Company plans to obtain releases of the remaining letters of credit and terminate the credit facility in fourth quarter 2003.

•	The Company reached a preliminary agreement to complete a sale/leaseback of Midwest Airlines’ headquarters facility, which is expected to provide the Company with proceeds of approximately $10.0 million. This transaction closed on November 12, 2003, as further described in Note 16.

•	The Company entered into agreements under which it raised financing of approximately $33.0 million (net proceeds of approximately $30.5 million, after commissions and expenses). The first component involved the sale of $25.0 million in convertible senior secured notes and is described in more detail below. The second component of the financing transactions consisted of the sale of common stock for $8.0 million. Each component involved a private placement to qualified institutional buyers and accredited investors.

•	The Company has entered into agreements providing for the sale of $25.0 million in convertible senior secured notes. The sale of the convertible senior secured notes was to be completed in two steps. The first, for $15.0 million, occurred September 29, 2003, the proceeds being recorded as restricted cash, with release of proceeds from the sale subject to the Company delivering security for the notes. Release of proceeds occurred on October 21, 2003 (at which time the proceeds were recorded as unrestricted cash) when the Company completed a transaction (also discussed below) with Milwaukee County, Racine County and the State of Wisconsin that resulted in Milwaukee County becoming the guarantor of principal and interest payments on approximately $14.2 million of industrial development revenue bonds issued in 1998 and 2001 by the City of Milwaukee to finance the construction of two airport-based maintenance facilities. Credit support for the bonds was previously provided by letters of credit issued under the bank credit facility. The guarantee provided by Milwaukee County enabled the Company to reduce its bank credit facility exposure from $15.5 million to approximately $1.1 million. The Company cash collateralized the remaining $1.1 million of letters of credit with the credit facility banks, enabling the banks to release all other collateral previously provided as security. Most of these assets, including aircraft, spare parts, and landing slots, were then pledged as security to the convertible note holders, allowing for the release of proceeds of approximately $15.0 million from escrow. The second step of the sale of senior secured convertible notes, for $10.0 million, occurred on November 25, 2003. All of the notes are convertible into shares of common stock at a price of $5.00 per share, subject to terms that provide protection from dilutive issuances of common stock. They bear interest at 6.75% per annum and mature in October 2008.

The terms of the agreements specify that the Company is subject to certain operating restrictions that, among other things, limit the Company’s ability to sell assets and make loans. In addition, the Company may not, except as required under certain contracts, plans or arrangements, redeem, declare or pay any cash dividends or distributions on common stock without the consent of the note holders. The agreements also specify customary events of default for debt securities of this type, including, among others, failure to make payments when due, breaches of covenant, breaches of representations and warranties, cross-default to other indebtedness, bankruptcy and insolvency defaults and unsatisfied judgment defaults. In addition, the agreements require the Company to maintain a minimum unrestricted cash balance.

16.	Subsequent Events

In October 2003, the Company completed a transaction with Milwaukee County, Racine County and the State of Wisconsin that resulted in Milwaukee County becoming the guarantor of principal and interest payments on approximately $14.2 million of industrial development revenue bonds issued in 1998 and 2001 by the City of Milwaukee to finance the construction of two airport-based maintenance facilities. Credit support for the bonds was previously provided by letters of credit issued under the bank credit facility. The guarantee provided by Milwaukee County enabled the Company to reduce its bank credit facility exposure from $15.5 million to approximately $1.1 million. The Company cash collateralized the remaining $1.1 million of letters of credit with the credit facility banks, enabling the banks to release all other collateral previously provided as security. Most of these assets were then pledged as security to the convertible note holders (discussed further in Note 15), allowing for the release of proceeds of approximately $15.0 million from escrow.

On November 12, 2003, the Company closed on an agreement to complete a sale/leaseback of its Oak Creek, Wisconsin headquarters facility. This transaction provided the Company with net proceeds of approximately $10.0 million after payment of the existing mortgage and transaction expenses.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of Midwest Express Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and its subsidiary (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its methods of accounting for major airframe maintenance as well as frequent flyer revenue in 2000.

The accompanying consolidated financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the consolidated financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 7, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000
Operating revenues:
Passenger service	$378,044	$414,155	$439,376
Cargo	5,663	8,844	11,092
Other	43,267	34,443	29,553

Total operating revenues	426,974	457,442	480,021

Operating expenses:
Salaries, wages and benefits	156,656	167,300	151,667
Aircraft fuel and oil	78,681	86,957	93,709
Commissions	18,465	23,582	25,406
Dining services	19,635	25,929	25,076
Station rental, landing and other fees	37,653	36,426	34,897
Aircraft maintenance materials and repairs	40,963	50,069	54,283
Depreciation and amortization	21,165	20,945	17,006
Aircraft rentals	25,273	24,780	24,508
Impairment loss	29,911	8,839	--
Other	52,830	50,659	46,591

Total operating expenses	481,232	495,486	473,143

Operating (loss) income	(54,258)	(38,044)	6,878

Other income (expense):
Interest income	1,233	1,044	1,863
Interest expense	(2,951)	(2,984)	(339)
Other, net	39,741	16,304	(113)

Total other income	38,023	14,364	1,411

(Loss) Income before income tax (credit) provision and cumulative
effect of accounting changes	(16,235)	(23,680)	8,289
(Credit) Provision for income taxes	(5,683)	(8,762)	3,062

(Loss) Income before cumulative effect of accounting changes	(10,552)	(14,918)	5,227
Cumulative effect of accounting changes, net of applicable
income taxes of $2,768	--	--	(4,713)

Net (Loss) Income	$(10,552)	$(14,918)	$514

(Loss) Income per common share - basic:
(Loss) Income before cumulative effect of accounting changes	$(0.72)	$(1.08)	$0.37
Cumulative effect of accounting changes, net of applicable
income taxes	--	--	(0.33)

Net (Loss) Income	$(0.72)	$(1.08)	$0.04

(Loss) Income per common share - diluted:
(Loss) Income before cumulative effect of accounting
changes	$(0.72)	$(1.08)	$0.37
Cumulative effect of accounting changes, net of
applicable income taxes	--	--	(0.33)

Net (Loss) Income	$(0.72)	$(1.08)	$0.04

CONSOLIDATED BALANCE SHEETS

MIDWEST EXPRESS HOLDINGS, INC.
AS OF DECEMBER 31, 2002 AND 2001
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

ASSETS	2002	2001
Current assets:
Cash and cash equivalents:
Unrestricted	$41,498	$46,923
Restricted	15,067	--

Total cash and cash equivalents	56,565	46,923
Accounts receivable, less allowance for doubtful accounts of $133 in
2002 and $149 in 2001	10,377	21,783
Inventories	7,250	7,568
Prepaid expenses:
Commissions	1,691	2,128
Other	5,649	2,699

Total prepaid expenses	7,340	4,827
Deferred income taxes	10,013	9,392

Total current assets	91,545	90,493

Property and equipment, net	224,564	256,506
Landing slots and leasehold rights, less accumulated amortization of
$3,642 in 2002 and $3,260 in 2001	3,108	3,490
Aircraft purchase deposits and pre-delivery progress payments	52,362	3,500
Other assets, net	5,027	3,382

Total assets	$376,606	$357,371

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$6,702	$15,864
Notes payable	5,500	38,000
Current maturities of long-term debt	18,194	2,013
Air traffic liability	38,700	43,209
Unearned revenue	23,870	12,603
Accrued liabilities:
Vacation pay	6,676	6,021
Scheduled maintenance expense	5,932	4,980
Frequent flyer awards	1,985	2,570
Other	29,175	26,612

Total current liabilities	136,734	151,872

Long-term debt	16,903	35,097
Long-term debt on pre-delivery progress payments	37,516	--
Deferred income taxes	25,193	22,932
Noncurrent scheduled maintenance expense	6,186	6,521
Accrued pension and other postretirement benefits	12,724	10,368
Deferred Frequent flyer partner revenue	8,085	8,215
Other noncurrent liabilities	8,138	7,630

Total liabilities	251,479	242,635

Commitments and contingencies (Notes 2, 5 and 10)
Shareholders' equity:
Preferred stock, without par value; 5,000,000 shares authorized, no shares issued
and outstanding	--	--
Common stock, $.01 par value; 25,000,000 shares authorized, 16,224,531 shares
issued in 2002 and 14,549,531 shares issued in 2001	162	145
Additional paid-in capital	32,177	11,702
Treasury stock, at cost; 712,682 shares in 2002 and 718,056 shares in 2001	(15,644)	(15,706)
Retained earnings	108,043	118,595
Cumulative other comprehensive income	389	--

Total shareholders' equity	125,127	114,736

Total liabilities and shareholders' equity	$376,606	$357,371

CONSOLIDATED STATEMENTS OF CASH FLOWS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(DOLLARS IN THOUSANDS)

	2002	2001	2000
Operating activities:
Net (loss) income	$(10,552)	$(14,918)	$514
Items not involving the use of cash:
Impairment loss	29,911	8,839	--
Depreciation and amortization	21,165	20,945	17,006
Deferred income taxes	1,640	1,197	2,747
Cumulative effect of accounting changes, net	--	--	4,713
Other, net	(9,789)	4,059	5,674
Changes in operating assets and liabilities:
Accounts receivable	9,906	(3,777)	(2,845)
Inventories	318	420	(718)
Prepaid expenses	(2,124)	270	(452)
Accounts payable	(10,462)	9,648	1,420
Deferred frequent flyer partner revenue	(130)	698	1,151
Accrued liabilities	2,439	(5,942)	3,811
Unearned revenue	11,267	1,800	10,234
Air traffic liability	(4,509)	(428)	(337)

Net cash provided by operating activities	39,080	22,811	42,918

Investing activities:
Capital expenditures	(6,744)	(58,171)	(56,209)
Aircraft purchase deposits and pre-delivery progress payments	(47,997)	(1,600)	100
Proceeds from sale of property and equipment	1,626	1,745	243
Other, net	(2,166)	(549)	(410)

Net cash used in investing activities	(55,281)	(58,575)	(56,276)

Financing activities:
Funding of pre-delivery progress payments	36,938	--	--
Funds received from private equity placement	20,470	--	--
Proceeds from aircraft financing	--	35,080	--
Proceeds from debt issuance	--	18,000	20,000
Proceeds from sale and leaseback transactions	--	10,500	--
Purchase of treasury stock	--	--	(5,982)
Payment on note payable	(32,500)	--	--
Other, net	935	3,404	(1,006)

Net cash provided by financing activities	25,843	66,984	13,012

Net increase (decrease) in cash and cash equivalents	9,642	31,220	(346)
Cash and cash equivalents, beginning of period	46,923	15,703	16,049

Cash and cash equivalents, end of period	$56,565	$46,923	$15,703

Supplemental cash flow information:
Cash (received) paid for:
Income taxes*	$(9,933)	$(8,608)	$2,294
Interest	$3,268	$2,692	$259
Supplemental schedule of investing activities:
Accrued capital expenditures	$2,014	$637	$1,034
Spare parts credit	$1,500	$2,156	$--

* Included in taxes paid are amounts paid to Kimberly-Clark in accordance with the Tax Agreement totaling $0 in 2002, $1,689 in 2001 and $1,866 in 2000.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(DOLLARS IN THOUSANDS)

	Common Stock, $.01 par value	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Cumulative Other Comprehensive Income	Total Shareholders' Equity
Balances at December 31, 1999	$145	$11,147	$(10,752)	$132,999	$--	$133,539
Net income	--	--	--	514	--	514
Purchase of 276,290 shares of
treasury stock	--	--	(5,982)	--	--	(5,982)
Issuance of common stock upon
exercise of stock options and
related tax benefits	--	324	667	--	--	991
Other	--	138	76	--	--	214

Balances at December 31, 2000	145	11,609	(15,991)	133,513	--	129,276
Net loss	--	--	--	(14,918)	--	(14,918)
Issuance of common stock upon
exercise of stock options and
related tax benefits	--	23	182	--	--	205
Other	--	70	103	--	--	173

Balances at December 31, 2001	145	11,702	(15,706)	118,595	--	114,736
Comprehensive loss:
Net loss	--	--	--	(10,552)	--	(10,552)
Other comprehensive income
(net of taxes of $299)	--	--	--	--	389	389

Total comprehensive loss	--	--	--	--	--	(10,163)

Issuance of 1,675,000 shares of
common stock for private equity
placement	17	20,453	--	--	--	20,470
Other	--	22	62	--	--	84

Balances at December 31, 2002	$162	$32,177	$(15,644)	$108,043	$389	$125,127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 1.  BASIS OF PRESENTATION AND BUSINESS

Basis of Presentation
The accompanying consolidated financial statements include the accounts of Midwest Express Holdings, Inc. (the “Company”) and its subsidiary, which is wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations
Midwest Airlines, Inc. (“Midwest”), a wholly owned subsidiary of the Company, is a U.S. air carrier providing scheduled passenger service to destinations in the United States. Midwest also provides aircraft charter, air cargo and other airline services. In May 1994, Midwest established Omaha, Nebraska as its first base of operations outside of Milwaukee, and currently provides nonstop jet service between Omaha and selected destinations. In September 2000, Midwest established Kansas City, Missouri as its third base of operations and currently provides nonstop jet service between Kansas City and selected destinations. Skyway Airlines, Inc., (“Midwest Connect”) provides regional scheduled passenger service to cities primarily in the Midwest. Midwest Connect is a wholly owned subsidiary of Midwest.

Adoption of New Names and Corporate Symbol
Effective March 1, 2003, Midwest Airlines, Inc. became the corporate name for Midwest, replacing Midwest Express Airlines, Inc. In addition, Skyway Airlines, Inc. d/b/a Midwest Connect became the corporate name for the regional carrier, replacing Astral Aviation, Inc. The Company’s market research showed substantial lost income outside core markets due to the word “Express” in the corporate name, which potential customers may associate with a small airline. Additionally, research showed that many travelers did not understand the connection between Midwest and Midwest Connect. The planned acquisitions of 25 new Boeing 717 aircraft and 20 Embraer regional jets provide an opportune time to make these name changes in a cost-efficient manner as the new aircraft will arrive from the manufacturers bearing the updated liveries with the new name and logo. The Company plans to implement the changes over the next five years.

NOTE 2.  SEPTEMBER 11, 2001 IMPACT

As a result of the unprecedented financial losses that all airlines incurred due to the September 11, 2001 terrorist attacks, the President signed into law the Air Transportation Safety and System Stabilization Act on September 22, 2001. This Act provided financial support to air carriers for direct and incremental losses incurred as a result of September 11. Support was provided in the form of a $5.0 billion grant ($4.5 billion for passenger carriers and $0.5 billion for cargo carriers), $10.0 billion in loan guarantees, assistance with increased insurance costs and delayed federal excise tax payments. The grant provided assistance with direct losses incurred as a result of the September 11 air transportation system shutdown and the continuing incremental losses incurred through December 31, 2001. Loan guarantees were extended to air carriers that were unable to obtain the same credit that was available to them prior to September 11. Insurance assistance is being provided to mitigate the effects of reduced insurance coverage and significantly increased premiums.

The Company was severely impacted by the events of September 11. Following the attacks, the air transportation system was temporarily shut down, resulting in the cancellation of more than 1,000 Midwest and Midwest Connect flights. The Company estimates that the events of September 11 negatively impacted 2001 operating income by $18.0 million (lost revenue from canceled flights, lower load factors and revenue yield on flights operated, and costs incurred during and after the temporary shutdown).

The Company recognized non-operating income of $16.3 million in 2001 and $0.3 million in 2002 associated with amounts claimed under the Air Transportation Safety and System Stabilization Act. Of the amount claimed, the Company received $13.9 million as of December 31, 2001 and $2.7 million in 2002. The 2002 amount received includes the $0.3 million recognized in 2002. Total incurred losses were in excess of the amounts recorded.

Because revenue will remain depressed for an unknown length of time, the Company has taken a number of initiatives to reduce costs. These initiatives are discussed in detail in Note 18.

NOTE 3.  ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. Significant policies followed are described below.

Cash and Cash Equivalents
The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. They are carried at cost, which approximates market. Restricted cash pertains to cash that is due the Company for advance credit card ticket purchases, which under the terms of the agreement with the credit card processor is held by the credit card processor until travel takes place.

Inventories
Inventories consist primarily of aircraft maintenance parts, maintenance supplies and fuel stated at the lower of cost on the first-in, first-out (FIFO) method (for Midwest), average cost (for Midwest Connect) or market, and are expensed when used in operations.

Property and Equipment
Property and equipment are stated at cost and are depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal is reflected in income.

The depreciable lives for the principal asset categories are as follows:

Asset Category	Depreciable Life
Flight equipment Other equipment Office furniture and equipment Buildings Building improvements	10 to 15 years 5 to 8 years 5 to 20 years 40 years Lesser of 20 years or remaining life of building or lease

Other Assets
Airport takeoff and landing slots have historically appreciated in value, and are occasionally traded, sold or leased among airlines. The cost of takeoff and landing slots is amortized on the straight-line method consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease. The cost of capitalized software is amortized on the straight-line method over five years or less.

Impairment of Long-Lived Assets
The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount and fair market value. During the second quarter 2001, the Company decided to accelerate the retirement of eight Midwest DC-9-10 aircraft. In connection with this decision, the Company performed evaluations to determine, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. As a result of the evaluation, the Company determined that the estimated future cash flows expected to be generated by these aircraft would be less than their carrying amount, resulting in impairment as defined by SFAS No. 121. Consequently, the original cost bases of these assets were reduced to reflect the fair market value at the date of the decision, resulting in an $8.8 million (pre-tax) impairment loss, and the remaining depreciable lives were adjusted for the new retirement schedule. In determining the fair market value of these assets, the Company considered market trends in aircraft dispositions, data from third parties and management estimates.

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 became effective for the Company on January 1, 2002, and superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.” Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. In addition, SFAS No. 144 allows the analysis to be applied to a group of assets. For long-lived assets to be abandoned, the remaining depreciable life of the long-lived asset may need to be revised. For long-lived assets to be sold, SFAS No. 144 clarifies the classification of the long-lived asset and the criteria for such treatment.

During the first quarter 2002, the Company decided to accelerate the retirement of the DC-9 fleet of Midwest in anticipation of accelerated deliveries of Boeing 717 aircraft. In connection with this decision, the Company performed evaluations to determine, in accordance with SFAS No. 144, whether probability-weighted future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of these aircraft would be less than the aggregate carrying amounts. As a result of the evaluation, the Company determined that the estimated probability-weighted future cash flow would be less than the carrying amount, resulting in impairment as defined by SFAS No. 144. Consequently, in the first quarter 2002 the cost bases of these assets were reduced to reflect the fair market value at the date of the decision, resulting in a $29.9 million (pre-tax) impairment loss recorded by Midwest, and the remaining depreciable lives were adjusted for the new retirement schedule. In determining the fair market value of these assets, the Company considered market trends in aircraft dispositions, data from third parties and management estimates.

The Federal Aviation Administration has designated John F. Kennedy International Airport (“Kennedy”) and La Guardia Airport (“La Guardia”) in New York, O’Hare International Airport (“O’Hare”) in Chicago and Ronald Reagan Washington National Airport (“Washington National”) in Washington, D.C. as “high density traffic airports” and has limited the number of departure and arrival slots at these airports. In April 2000, legislation was signed eliminating slot restrictions in 2001 at O’Hare and in 2007 at La Guardia and Kennedy. The Company operates slots at La Guardia and Reagan National. As a result of the passage of this legislation, the Company adjusted the book life of its La Guardia slots in 2000. The effect of the adjustment on the asset was immaterial.

Revenue Recognition
Passenger revenue, related commissions, if any, and cargo revenues are recognized in the period when the service is provided. A portion of the revenue from the sale of frequent flyer miles is deferred and recognized straight line over 32 months. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability. The amount of commissions associated with unearned revenue is included in current assets as prepaid commissions.

Advertising Expense
Advertising costs are charged to expense when incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $7.6 million, $6.9 million and $6.9 million, respectively.

Concentrations of Risk
Certain of the Company’s employees are covered under various collective bargaining agreements. The Midwest Connect pilots’ contract became amenable in January 2002. The Company and ALPA are currently in negotiations for a new contract. The Midwest pilots’ contract expires in February 2005. The Midwest flight attendants’ contract expires in 2006. These contracts represent 7.1%, 12.6%, and 13.7% respectively, of the Company’s employees at December 31, 2002.

Fair Value of Financial Instruments
The Company believes the carrying value of its financial instruments (cash and cash equivalents, accounts receivable, accounts payable, and long-term debt) is a reasonable estimate of the fair value of these instruments due to their short-term nature or variable interest rate. The carrying value of derivative instruments has been marked to market based on the fair value of similar instruments as of the balance sheet date.

Maintenance and Repair Costs
Routine maintenance and repair costs for owned and leased aircraft are charged to expense when incurred. Effective January 1, 2000, Midwest changed its accounting policy associated with major maintenance on airframes in conjunction with its efforts to divide major maintenance events into smaller, more frequent events; as a result, Midwest expenses airframe maintenance costs as they are incurred. In the past, major airframe costs were either 1.) accrued to expense on the basis of estimated future costs and estimated flight hours between major maintenance events, or 2.) capitalized when incurred and amortized on the basis of estimated flight hours until the next major maintenance event. Costs associated with major maintenance on certain Midwest aircraft engines will continue to use the deferral or accrual method. The actual maintenance and repair costs to be incurred could differ from Midwest’s estimates. Midwest Connect accrues for major airframe maintenance events for the jet fleet by flight hour on a monthly basis. Airframe maintenance events for the Midwest Connect turboprop fleet are expensed as incurred.

In June 2001, Midwest entered into a contract with FiatAvio S.p.A to provide all major maintenance for MD-80 aircraft engines. This agreement allows Midwest to expense engine maintenance based on a fixed flight hour rate that covers all scheduled and certain unscheduled maintenance events. This contract is expected to provide long-term stabilization of engine operations costs on the MD-80 fleet. Midwest Connect has fixed flight hour rate agreements on both of its engine types.

Frequent Flyer Program
Effective January 1, 2000, the Company adopted Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the Securities and Exchange Commission in December 1999. SAB 101 provides guidance on the application of generally accepted accounting principles to revenue recognition in financial statements. Prior to the issuance of SAB 101, the Company recognized all revenue from frequent flyer miles sold to partners, net of the incremental cost of providing future air travel, when the mileage was sold, which was consistent with most major airlines. Beginning January 1, 2000, as a result of adopting SAB 101, the Company changed its method used to account for the sale of frequent flyer mileage credits to participating partners such as credit card companies, hotels and car rental agencies. Under the new accounting method, a portion of the revenue from the sale of frequent flyer mileage credits is deferred and recognized straight-line over 32 months. The Company believes the method appropriately matches revenues with the period in which services are provided.

The estimated incremental cost of providing future transportation in conjunction with miles earned by travel under the Company’s frequent flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members’ accounts. The ultimate cost will depend on the actual redemption of frequent flyer miles and may be greater or less than amounts accrued at December 31, 2002.

Postretirement Health Care and Life Insurance Benefits
The costs of health care and life insurance benefit plans for retired employees are accrued over the working lives of employees in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes (“SFAS 109”).” SFAS No. 109 requires that deferred income taxes be determined under the asset and liability method. Deferred income taxes have been recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial reporting and the tax bases of assets and liabilities.

Leases
Rental obligations under operating leases for aircraft, facilities and equipment are charged to expense on the straight-line method over the term of the lease.

Derivative Instruments and Hedging Activities
The Company utilizes option contracts to mitigate the exposure to the fluctuation in aircraft fuel prices in accordance with the Company’s financial risk management policy. This policy was adopted by the Company to document the Company’s philosophy toward financial risk and outline acceptable use of derivatives to mitigate that financial risk. The options establish ceiling prices for anticipated jet fuel purchases and serve as hedges of those purchases. The Company does not hold or issue derivative instruments for trading purposes. At December 31, 2002, the Company had options in place to hedge approximately 20% and 15% of its projected fuel purchases in the first quarter and second quarter of 2003, respectively. These contracts expire at various dates through June 30, 2003. At December 31, 2002, the options were valued at $1.0 million and are included in other prepaid expense in the consolidated balance sheet. The value of the options is determined using estimates of fair market value provided by the institutions that wrote the options.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges, as defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and the corresponding amendments under SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” Therefore, all changes in the fair value of the derivative instruments that are considered effective are recorded in other comprehensive income until the underlying hedged fuel is consumed, when they are reclassified to the income statement as an offset of fuel expense. As of December 31, 2002, the Company had $0.4 million in unrealized gains, net of tax, in other comprehensive income related to hedges of anticipated jet fuel purchases in the first and second quarters of 2003. In addition, the Company reclassified $1.5 million to the income statement in 2002 as an offset to fuel expense when the hedges expired. Comprehensive income was $0.4 million and $0 for the years ended December 31, 2002 and 2001, respectively.

Stock Options
As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to follow APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options issued to employees.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Future results could differ from those estimates.

New Accounting Pronouncements
In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 requires that liabilities for the costs associated with exit or disposal activities be recognized and measured initially at fair value only when the liabilities are incurred, rather than when an entity commits to effect an exit plan. The Company has not completed its assessment of the impact of SFAS No. 146 on its consolidated financial statements, but does not expect it to have a material impact on future financial statements or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide three alternative methods of transition to SFAS No. 123‘s fair value method of accounting for stock-based employee compensation for companies that elect to adopt the provisions of SFAS No. 123. SFAS No. 148 does not require transition to SFAS No. 123. SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are required to be adopted by all companies with stock-based employee compensation, regardless of whether the accounting for stock-based compensation is by the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. The Company is currently reviewing SFAS No. 148‘s impact on future financial statements or results of operations. The Company does not anticipate, however, adopting the direct expense method of accounting for stock-based compensation, instead electing to remain with the disclosure method.

In November 2002, the FASB issued Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others”, which elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a guarantee is issued, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee’s residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations would not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not expect FIN 45 to have a material impact on future financial statements or results of operations.

NOTE 4.   PROPERTY AND EQUIPMENT

As of December 31, 2002 and 2001, property and equipment consisted of the following (in thousands):

	2002	2001
Flight equipment	$284,027	$306,241
Other equipment	15,381	15,446
Buildings and improvements	25,534	25,473
Office furniture and equipment	18,971	18,587
Construction in progress	17,080	16,062

	360,993	381,809
Less accumulated depreciation	(136,429)	(125,303)

Property and equipment, net	$224,564	$256,506

The Company has recorded capitalized interest of $865,000 for the year ended December 31, 2002.

NOTE 5.   LEASES

The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having initial or remaining noncancellable lease terms in excess of one year as of December 31, 2002 were as follows (in thousands):

Year ended December 31, 2003 2004 2005 2006 2007 2008 and thereafter	$ 27,127 27,121 25,257 24,292 23,818 101,134

As of December 31, 2002, Midwest had 14 jet aircraft in service financed by operating leases. These leases have expiration dates ranging from 2004 through 2011 and can generally be renewed, based on the fair market value at the end of the lease term, for one to three years. All of the leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the lessor’s defined cost of the aircraft.

As of December 31, 2002, Midwest Connect’s 15 turboprop aircraft were financed under operating leases with initial lease terms of five to 12 years, and expiration dates ranging from 2004 through 2008. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

In the fourth quarter 1999, the Company entered into lease agreements to finance the acquisition of five Fairchild 328JETs. The leases run for a term of 16.5 years, with expiration of all leases occurring in 2016. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

On April 23, 2001, the Company completed a $6.3 million financing of a new maintenance facility for Midwest Connect located at General Mitchell International Airport. Occupancy of the new maintenance facility began in February 1, 2002. The facility is financed by 32-year, tax-exempt, variable-rate demand industrial development revenue bonds issued by the City of Milwaukee. To ensure the tax-exempt status, Milwaukee County is the owner of the facility. The bonds are secured by a letter of credit, pursuant to the Company’s bank credit facility. Interest payments made to bondholders and amortization of principal are recorded as rent expense.

In October 1998, Midwest moved into a newly constructed maintenance facility that is owned by Milwaukee County and located at General Mitchell International Airport. To finance the $7.9 million project, the City of Milwaukee issued variable-rate demand industrial development revenue bonds. The Company’s variable rent payments are based on the current interest rate of the City of Milwaukee’s outstanding tax-exempt bonds over the 32-year lease term. The bonds are secured by a letter of credit, pursuant to the Company’s bank credit facility.

Rent expense for all operating leases, excluding landing fees, was $40,723,000, $39,021,000 and $38,259,000 for 2002, 2001 and 2000, respectively.

NOTE 6.   FINANCING AGREEMENTS

On October 7, 2002, the Company amended the agreement relating to its bank credit facility. Under the amended agreement, the Company has a bank credit facility, the amount of which declines in tranches from $25.0 million in October 2002 to $18.5 million in mid-April 2003, compared with $45 million in availability prior to amending the credit agreement. At December 31, 2002, the credit facility was $22.5 million; as of February 28, 2003, the credit facility was $19.5 million. The credit agreement, scheduled to expire August 30, 2003, is secured (with certain exceptions) by substantially all non-aircraft personal property assets of the Company, by certain aircraft and by a second priority lien on the Company’s headquarters facility. The fees and borrowing costs under the amended credit agreement are higher than they were prior to October 7, 2002. The interest rate on borrowings under the facility is Prime plus 50 basis points.

The credit agreement requires monthly compliance with certain financial covenants. Primarily due to increasing fuel prices, the Company did not meet the financial covenants as of January 31, 2003 and obtained a waiver of the covenant default. The Company did not meet the financial covenants as of February 28, 2003. In addition, the Company’s action to suspend payments to lessors and certain other creditors announced March 7, 2003, will result in a default under the terms of the credit agreement. The Company is in discussions with the banks to attempt to resolve the situation. The Company anticipates that the banks will provide a waiver of the defaults. There is no assurance that the Company will be successful in those negotiations.

As of December 31, 2002, the Company had borrowings under the facility totaling $5.5 million. In addition, the Company had letters of credit totaling approximately $15.9 million outstanding under the credit facility, reducing the available credit by that amount. The letters of credit are primarily used to support financing of the Company’s maintenance facilities.

The Company has agreements with organizations that process credit card transactions arising from purchases of air travel tickets by customers of the Company. The Company has one such agreement with an organization that processes MasterCard/Visa transactions; this organization is also a lender under the bank credit facility. Credit card processors have financial risk associated with tickets purchased for travel in the future because although the processor generally forwards the cash related to the purchase to the Company soon after the purchase is completed, the air travel generally occurs after that time and the processor would have liability if the Company does not ultimately deliver the travel. The agreement with the organization that processes MasterCard/Visa transactions was amended in January 2002 to allow the credit card processor to create and maintain a reserve account that is funded by retaining cash that it otherwise would deliver to the Company (i.e., “restricted cash”). As a result of this amendment, the credit card processor has retained cash representing 75 percent of the credit card processor’s risk exposure (determined on a daily basis), or $14.5 million of the $15.1 million of restricted cash as of December 31, 2002. The 75 percent level is the maximum that the credit card processor may withhold unless a specified triggering event occurs under the credit card processing agreement, at which time the credit card processor may increase the reserve to 100 percent of its risk exposure. The triggering events include failure of the Company to meet certain liquidity or leverage-type covenants, breaches of the Company’s obligations under the card processing agreement, default under the bank credit facility and certain defaults of other indebtedness of the Company. The Company met all required credit card processing agreement covenants during 2002. The Company did not meet the financial covenants for January or February 2003. In addition, the Company’s action to suspend payments to lessors and certain other creditors announced March 7, 2003, will result in a default under the terms of the credit card processing agreement. The Company obtained a waiver from the card processor for the January 2003 financial covenant defaults, and the Company is in discussions with the credit card processor to attempt to resolve the current situation. There is no assurance that the Company will be successful in those negotiations.. The credit card processing agreement is secured by a second priority lien, with certain exceptions, on substantially all non-aircraft personal property assets of the Company and certain aircraft and by a third priority lien on the Company’s headquarters facility. It is likely, if current industry conditions persist, that other credit card processors may require a holdback as well.

The Company offers the Midwest Airlines MasterCard program. During the year, the Company transitioned the program from Elan Financial Services to Juniper Bank under an agreement effective July 1, 2002. The program allows Midwest Airlines to offer a co-branded credit card to enhance loyalty to the airline and to increase frequent flyer membership. The Company essentially generates income by selling frequent flyer program miles to Juniper Bank, which in turn awards the miles to cardholders for purchases made with their credit cards. In early fourth quarter 2002, Juniper Bank paid the Company $20.0 million in accordance with the agreement between the parties. In essence, this payment is in part the payment of a minimum amount due for the period from July 1, 2002 to the date of the payment and in part the prepayment of a minimum amount due for the period from the date of payment through June 30, 2003. Because the amounts that the Company will ultimately receive from Juniper Bank under the agreement over its term will vary depending on actual results over the term of the agreement, the Company is recognizing revenue under the agreement (subject to the Company’s revenue recognition policies for frequent flyer miles) based on actual credit card purchase and mileage credit activity rather than on the receipt of these or similar cash payments that the agreement may obligate Juniper Bank to make. Accordingly, the Company is reflecting a liability on its balance sheet based on the amount by which the cash the Company has received under the agreement exceeds the revenue the Company has recognized under the agreement.

Three 328JETs were debt-financed in 2001, each for a period up to 32 months at fixed interest rates ranging from 5.58% to 5.92% for the first 26 to 28 months. The interest rates revert to a variable rate for the last few months of the financing agreement. The Company will attempt to refinance these 328JET regional jets for longer terms when the initial financing comes due in August and November 2003 for two jets, and in January 2004 for the third. In June 2001, one MD-80 series aircraft was debt-financed for $8.1 million over seven years at a fixed interest rate of 7.39%. Future maturities of long-term debt on these aircraft for the next five years are as follows (in thousands):

Year ended December 31, 2003 2004 2005 2006 2007 2008 and thereafter	$ 17,961 8,685 774 833 897 3,275

In August 1997, the Company purchased its headquarters building, which it had previously leased. As part of the transaction, the Company assumed $3.5 million of long-term debt. The mortgage note has an interest rate of 8.25% and is payable in monthly installments through April 2011. Future maturities of long-term debt on the headquarters building for the next five years are as follows (in thousands):

Year ended December 31, 2003 2004 2005 2006 2007 2008 and thereafter	$ 233 253 274 298 323 1,291

Substantially all of the Company’s property and equipment are pledged as collateral for the above financing arrangements.

In the second quarter 2002, the Company entered into a loan agreement to fund pre-delivery progress payments to The Boeing Company for new Boeing 717 aircraft. The Company obtained the loan from Kreditanstalt fur Wiederaufbau Bank (“KfW”) with the assistance of Rolls-Royce Deutschland Ltd. & Co. KG (“Rolls-Royce”). Rolls-Royce agreed to guarantee this loan agreement on behalf of the Company. The loan agreement provides up to $45.0 million in pre-delivery progress payment financing, against which the Company has borrowed $37.5 million as of December 31, 2002. Under a financing commitment between the Company and Boeing Capital Corporation (“BCC”), at each delivery date BCC will acquire and pay for the aircraft delivered, including interest accrued on the debt owed KfW, and then lease the aircraft to the Company. At that time, BCC will reimburse the Company in full for the pre-delivery progress payments the Company has made. To the extent the Company originally funded such payments through KfW, the Company will use the amounts reimbursed to repay the related debt to KfW. Interest will accrue from the date of borrowing to the aircraft delivery date, and be included in the final purchase price. The interest on borrowings under the agreement is LIBOR plus 200 basis points or 3.65% at December 31, 2002. This debt has been classified as long-term in the accompanying consolidated balance sheet.

NOTE 7.   NET (LOSS) INCOME PER SHARE

Reconciliations of the numerator and denominator of the basic and diluted net (loss) income per share computations are summarized as follows (in thousands, except per share amounts):

	2002	2001	2000
Net (Loss) Income Per Share - Basic:
(Loss) income before cumulative effect of accounting changes	$(10,552)	$(14,918)	$5,227
Cumulative effect of accounting changes, net	--	--	(4,713)

Net (loss) income (numerator)	$(10,552)	$(14,918)	$514

Weighted average shares outstanding (denominator)	14,734	13,829	13,947

Net (loss) income per share - basic	$(0.72)	$(1.08)	$0.04

Net (Loss) Income Per Share - Diluted:
(Loss) income before cumulative effect of accounting changes	$(10,552)	$(14,918)	$5,227
Cumulative effect of accounting changes, net	--	--	(4,713)

Net (loss) income (numerator)	$(10,552)	$(14,918)	$514

Weighted average shares outstanding	14,734	13,829	13,947
Effect of dilutive securities:
Stock options (1)	--	--	109
Shares issuable under the 1995 Stock Plan for Outside Directors (2)	--	--	11

Weighted average shares outstanding assuming dilution (denominator)	14,734	13,829	14,067

Net (loss) income per share - diluted	$(0.72)	$(1.08)	$0.04

(1)	Stock options outstanding under the 1995 Stock Option Plan of 30 and 45, respectively, were excluded from the 2002 and 2001 calculation as their effect was anti-dilutive.

(2)	Shares issuable under the 1995 Stock Plan for Outside Directors of 15 and 12, respectively, were excluded from the 2002 and 2001 calculation as their effect was anti-dilutive.

NOTE 8.   SHAREHOLDERS’ EQUITY

In 1996, the Board of Directors adopted a shareholder rights plan and made a dividend distribution of one Preferred Share Purchase Right (“Right”) on each outstanding share of the Company’s common stock. As a result of the 3-for-2 stock splits effected in May 1997 and 1998, four-ninths of a Right is now associated with each share of common stock. The Rights are exercisable only if a person or entity acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. Each Right initially entitles its holder to purchase one one-hundredth share of the Company’s Series A Preferred Stock at an exercise price of $100, subject to adjustment. If a person or entity acquires 15% or more of the Company’s common stock, then each Right will entitle the holder to purchase, at the Right’s then-current exercise price, Company common stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% threshold referred to above to not less than 10%. The Rights expire in 2006.

Under the Company’s 1995 Stock Option Plan, the Compensation Committee of the Board of Directors may grant options, at its discretion, to certain employees to purchase shares of common stock. An aggregate of 2,548,900 shares of common stock is reserved for issuance under the Plan, of which 621,244 shares are available for future grants at December 31, 2002. Under the Plan, options granted have an exercise price equal to 100% of the fair market value of the underlying stock at the date of grant. Granted options become exercisable at the rate of 30% after the first year, 30% after the second year and the remaining 40% after the third year, unless otherwise determined, and have a maximum term of 10 years.

Transactions with respect to the Plan have been adjusted to reflect the effect of the two stock splits and are summarized as follows:

	Shares	Weighted Average Price
Options outstanding at December 31, 1999	921,225	22.02
Granted	286,100	23.83
Exercised	(61,850)	11.69
Forfeited	(80,510)	28.30

Options outstanding at December 31, 2000	1,064,965	22.63
Granted	353,075	18.21
Exercised	(15,750)	10.32
Forfeited	(6,490)	25.93

Options outstanding at December 31, 2001	1,395,800	21.63
Granted	388,554	18.24
Exercised	--	--
Forfeited	(47,323)	24.24

Options outstanding at December 31, 2002	1,737,031	20.80

Options exercisable with their weighted average exercise price as of December 31, 2002, 2001 and 2000 were: 1,025,027 options at $22.08, 769,055 options at $21.71 and 548,710 options at $18.83, respectively. Options exercisable at December 31, 2002 consisted of:

Exercise Price	Number of Options
$8.00	134,000
12.18	1,800
14.00	22,500
14.84	8,160
15.14	22,500
15.43	8,100
15.65	6,000
15.82	562
15.98	2,160
16.11	157,325
17.19	1,080
17.28	12,000
18.28	3,600
19.28	75,360
19.51	510
21.84	2,580
23.66	1,080
24.25	2,160
24.50	127,440
25.00	2,160
25.94	8,150
26.78	8,150
29.22	213,100
30.28	4,500
30.52	195,750
31.00	4,300

0	1,025,027

The following table summarizes information concerning options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.00-$9.99	143,000	3.2 years	$7.91
$10.00-$14.99	55,700	6.2 years	14.21
$15.00-$19.99	881,081	7.8 years	18.00
$20.00-$24.99	219,700	7.1 years	24.44
$25.00-$29.99	233,000	6.2 years	28.95
$30.00-$34.99	204,550	5.2 years	30.52

Options outstanding at
December 31, 2002	1,737,031	6.7 years	$20.80

The Company has adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148. The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” and its related interpretations; accordingly, no compensation cost has been reflected for the stock option plan in the consolidated financial statements.

Had compensation costs for the Company’s stock option plan been determined based on their fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company’s net (loss) income and net (loss) income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2002	2001	2000
Net (loss) income:
As reported	$(10,552)	$(14,918)	$514
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of related tax effect	(2,150)	(1,968)	(1,896)
Pro forma	$(12,702)	$(16,886)	$(1,382)
Net (loss) income per share - basic:
As reported	$(0.72)	$(1.08)	$0.04
Pro forma	$(0.86)	$(1.22)	$(0.10)
Net (loss) income per share - diluted:
As reported	$(0.72)	$(1.08)	$0.04
Pro forma	$(0.86)	$(1.22)	$(0.10)

For purposes of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected volatility	40.0%	37.4%	32.2%
Risk-free interest rate	3.4%	4.3%	5.0%
Forfeiture rate	1.4%	1.5%	2.0%
Dividend rate	0.0%	0.0%	0.0%
Expected life in years	8.2	7.9	7.2

Based on these assumptions, the weighted average fair value of options granted in each of the last three years are: $9.32 in 2002, $9.14 in 2001 and $10.89 in 2000.

NOTE 9.   INCOME TAXES

The (credit) provision for income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

	2002	2001	2000
Current credit:
Federal	$(7,323)	$(10,063)	$(2,506)
State	0	104	53

	(7,323)	(9,959)	(2,453)

Deferred provision:
Federal	1,640	1,079	2,204
State	0	118	543

	1,640	1,197	2,747

(Credit) provision for income taxes	$(5,683)	$(8,762)	$294

A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:

	2002	2001	2000
(Credit) tax at statutory U.S. tax rates	(35.0)%	(35.0)%	35.0%
State income taxes, net of federal benefit	(2.0)	(3.8)	3.8
Valuation allowance	2.0	4.6	--
Other, net	--	(2.8)	(2.4)

(Credit) provision for income taxes	(35.0)%	(37.0)%	36.4%

Deferred tax assets and liabilities resulting from temporary differences comprise the following (in thousands):

	2002	2001
Current deferred income tax assets
attributable to:
Frequent flyer	$5,291	$5,319
Accrued liabilities	2,621	2,403
Maintenance expense liability	1,920	1,633
Other	181	37

Net current deferred tax assets	$10,013	$9,392

Noncurrent deferred income tax
(liabilities) assets attributable to:
Excess of tax over book depreciation	$(46,222)	$(38,343)
Maintenance expense liability	2,289	2,413
Frequent flyer	2,992	3,039
Pension liability	3,101	2,766
Net operating loss carryforwards	5,475	4,393
AMT carryforwards	5,000	--
Valuation allowance	(2,675)	(2,000)
Other	4,847	4,800

Net noncurrent deferred tax liabilities	$(25,193)	$(22,932)

As of December 31, 2002, the Company has state net operating loss carryforwards of approximately $97 million, which will begin to expire in the year ending December 31, 2005. As of December 31, 2002, the Company has no federal net operating loss carryforwards. In 2002 and 2001, the Company recorded a valuation allowance on the state net operating loss carry forwards of $675,000 and $2.0 million, respectively, based on the Company’s best estimates.

In connection with the Company’s initial public offering in 1995 (the “Offering”), the Company, Midwest, Midwest Connect and Kimberly-Clark entered into a Tax Allocation and Separation Agreement (“Tax Agreement”). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest’s assets at the time of the Offering, and as a result, the tax bases of Midwest’s assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company’s actual taxes to the taxes that it would have owed had the increase in basis not occurred. In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest or the Company. Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest’ assets. The effect of the retained 10% benefit is reflected in the consolidated financial statements as a reduction in the Company’s provision for income taxes.

NOTE 10.   COMMITMENTS AND CONTINGENCIES

In February 1997, Midwest agreed to pay $9.25 million over 15 years for the naming rights to the Midwest Express Center, an 800,000-square-foot convention center in Milwaukee that opened in July 1998. The Company announced that, effective March 1, 2003, Midwest Express Airlines will do business as “Midwest Airlines” and Skyway Airlines will do business as “Midwest Connect.” Because of these changes, the Midwest Express Center has been renamed the Midwest Airlines Center. As of December 31, 2002, the Company had remaining cash payments on this commitment of $5.0 million.

In April 2002, the Company announced that it had amended its Boeing 717 aircraft order. The Company placed a firm order for 25 new Boeing 717 aircraft, with purchase rights for an additional 25 aircraft. The firm order is valued at $940 million. Under the amended purchase agreement, delivery of the aircraft began in February 2003 and continues into 2005 at a rate of one aircraft every month. The first Boeing 717 aircraft is expected to enter scheduled service in March 2003. These aircraft will be used to replace Midwest’s DC-9 aircraft and expand service in existing and new markets. The purchase will significantly affect the Company’s cost structure by adding higher fixed costs because the Boeing 717 aircraft will have higher ownership costs (i.e., purchase costs and the lease payment expense) than the Company’s DC-9 aircraft. Benefits of the Boeing 717 aircraft, which would not be fixed in amount, include greater fuel efficiency, lower maintenance costs, improved dispatch reliability, increased aircraft utilization, reduced regulatory compliance costs, and higher revenues through potential increased demand for air travel due to the fact that the Company is using these aircraft. There is no assurance that the benefits of the Boeing 717 aircraft will outweigh the costs associated with these aircraft.

In April 2001, the Company signed a memorandum of understanding placing firm orders for 20 new Embraer regional jets, with options to purchase 20 additional aircraft. The firm order is valued at $400 million. In August 2001, the parties signed a purchase agreement related to this order. Under this purchase agreement, delivery of the 20 aircraft was scheduled to begin in January 2002. In October 2001, due to ramifications of the events of September 11, the Company reached an agreement with Embraer to delay deliveries of the first aircraft to January 2003. For similar reasons, the Company reached further agreement with Embraer in March 2002 to delay delivery of the first aircraft until January 2004. This delay will allow the Company to concentrate on the introduction of Boeing 717 aircraft to the Midwest fleet and provide additional time for the Company to evaluate financing alternatives. The Company plans to use the new Embraer regional jets to expand service in existing and new markets. Because the regional jets are produced in three sizes, they are expected to provide Midwest Connect with flexibility to serve markets with differing capacity demands. The Company believes given current industry conditions and Company financial results, long-term financing will be difficult to obtain and is currently in discussions with Embraer to defer the deliveries of these aircraft.

The Company is party to routine litigation incidental to its business. Management believes that none of this litigation is likely to have a material adverse effect on the Company’s consolidated financial statements.

NOTE 11.   PRIVATE PLACEMENT OF COMMON STOCK

During the second quarter 2002, the Company generated gross proceeds of $21.9 million through the private placement of 1,675,000 shares of the Company’s common stock to qualified institutional investors at $13.09 per share. Net proceeds, after commissions and expenses, of $20.5 million were used to reduce indebtedness and provide general working capital.

NOTE 12.   SETTLEMENT OF ARBITRATION

Midwest Connect currently operates 10 Fairchild 32-passenger 328JET regional jets. In September 2001, the Company settled its arbitration with Fairchild Dornier GmbH (“Fairchild”) over the cancellation of the 428JET program. In the first quarter 2002, the Company recorded as other income $39.5 million (pre-tax) associated with the settlement. The previously disclosed anticipated gain of $46.0 million was reduced following Fairchild’s filing of insolvency in 2002 due primarily to a decrease in the estimated fair market value of the two Fairchild 328JET regional jets that the Company received in January and February 2002. The Company does not expect to receive any additional benefits from the settlement due to Fairchild’s insolvency and does not expect to receive any additional Fairchild 328JET regional jets.

NOTE 13.   RETIREMENT AND BENEFIT PLANS

Qualified Defined Benefit Plans
In 2002 and 2001, Midwest had one qualified defined benefit plan: the Pilot’s Supplemental Pension Plan. This plan provides retirement benefits to Midwest pilots represented by their collective bargaining agreement.

In 2000, there was an additional qualified defined benefit retirement plan (“Midwest Pension Plan”) that provided benefits to substantially all employees. This plan was terminated on March 31, 2000 and replaced by a money purchase plan, a qualified defined contribution retirement plan that is currently providing retirement benefits to substantially all employees. The money purchase plan (“Retirement Account Plan”) was adopted effective April 1, 2000. The benefits under the Midwest Pension Plan prior to March 31, 2000 were paid to employees in December 2000. Employees had the option to have the lump sum of the Midwest Pension Plan benefit transferred to the new Retirement Account Plan or to receive annuity payments.

Nonqualified Defined Benefit Plans
Nonqualified defined benefit plans consist of an “Executive Supplemental Plan” and a “Pilots Nonqualified Supplemental Pension Plan.” The Executive Supplemental Plan provides annuity benefits for salary in excess of IRS salary limits that could not be applied in the qualified Salaried Employees’ Retirement Plan. The Executive Supplemental Plan was terminated as of March 31, 2000; however, benefits remain frozen in this account while the Company evaluates alternatives. The other Midwest nonqualified defined benefit plan is the Pilots’ Nonqualified Supplemental Pension Plan. This plan provides Midwest pilots with annuity benefits for salary in excess of Internal Revenue Service (IRS) salary limits that cannot be covered by the qualified Pilots’ Supplemental Pension Plan. The following table sets forth the funded status of the plans as of December 31 (in thousands):

	Midwest Qualified Defined Benefit Plans		Midwest Nonqualified Defined Benefit Plans
	2002	2001	2002	2001
Change in Benefit Obligation
Net benefit obligation at beginning of year	$6,778	$4,680	$900	$856
Service cost	733	539	2	7
Interest cost	665	443	55	60
Plan amendments	80	--	(80)	--
Actuarial loss (gain)	5,425	1,116	20	(23)
Benefits paid	(16)	--	--	--

Net benefit obligation at end of year	$13,665	$6,778	$897	$900

	Midwest Qualified Defined Benefit Plans		Midwest Nonqualified Defined Benefit Plans
	2002	2001	2002	2001
Change in Plan Assets
Fair value of assets at beginning of year	$545	$--
Actual return on plan assets	(29)	2
Employer contributions	1,180	543
Gross benefits paid	(16)	--

Fair value of plan assets at end of year	$1,680	$545

Funded status at end of year	$(11,985)	$(6,233)	$(897)	$(900)
Unrecognized net actuarial loss (gain)	6,543	1,133	12	(17)
Unrecognized prior service cost	3,383	3,598	108	197

Accrued benefit liability	$(2,059)	$(1,502)	$(777)	$(720)

Weighted-average assumptions
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	5.44%	5.44%	5.44%	4.50%

The net periodic benefit cost of benefit pension plans for the years ending December 31, 2002, 2001 and 2000, respectively, includes the following (in thousands):

	Midwest Qualified Defined Benefit Plans			Midwest Nonqualified Defined Benefit Plans
	2002	2001	2000	2002	2001	2000
Components of Net Periodic Benefit Cost
Service cost	$733	$539	$1,111	$2	$7	$29
Interest cost	665	443	2,442	55	60	118
Expected return on assets	(95)	(19)	(2,241)
Amortization of:
Transition obligation	--	--	6	--	--	1
Prior service cost	295	289	217	9	16	13
Actuarial loss (gain)	140	--	--	(9)	(7)	20

Total net periodic benefit cost	$1,738	$1,252	$1,535	$57	$76	$181
FAS 88 charges
Curtailment (credit)	--	--	(8,232)	--	--	(342)
Settlement charge	--	--	8,237	--	--	--

Total net periodic benefit cost	$1,738	$1,252	$1,540	$57	$76	$(161)

The Company offers severance arrangements to certain Midwest pilots. The liability under this plan at December 31, 2002 was $3,682,575.

Postretirement Health Care and Life Insurance Benefits
Midwest allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally non-contributory for current retirees, and are contributory for most future retirees.

The following table sets forth the status of the plans as of December 31, 2002 and 2001 respectively (in thousands):

	2002	2001
Change in Benefit Obligation
Net benefit obligation at beginning of year	$5,889	$4,604
Service cost	662	573
Interest cost	497	389
Plan amendments	(521)	--
Actuarial loss	1,877	329
Gross benefits paid	(23)	(6)

Net benefit obligation at end of year	$8,381	$5,889

Change in Plan Assets
Fair value of assets at beginning of year	$--	$--
Employer contributions	23	6
Gross benefits paid	(23)	(6)

Fair value of plan assets at end of year	$--	$--

Funded status at end of year	$(8,381)	$(5,889)
Unrecognized net actuarial loss	2,908	1,101
Unrecognized prior service cost (credit)	(491)	--

Accrued benefit liability	$(5,964)	$(4,788)

Weighted-average assumptions
Discount rate	6.75%	7.25%
Rate of compensation increase	4.38%	4.38%

The net periodic benefit cost of postretirement health care and life insurance benefits for the years ending December 31, 2002, 2001 and 2000, respectively includes the following (in thousands):

	2002	2001	2000
Components of Net Periodic Benefit Cost
Service cost	$662	$573	$443
Interest cost	497	389	310
Prior service costs	(30)	--	--
Actuarial loss	70	10	7

Total net periodic benefit cost	$1,199	$972	$760

The preset limit on the Company’s annual payment toward retiree healthcare has been reached; all costs above this preset cap are paid by retirees.

Qualified Defined Contribution Plans
Midwest makes monthly contributions to substantially all employees’ accounts under the Retirement Account Plan. Company contributions vary based on the age of the employee. In addition, under the new Retirement Account Plan, some employees who were participants in the Midwest Pension Plan on March 31, 2000 may receive additional transition benefits each year.

Company contributions under the Retirement Account Plan are limited to the extent required by tax provisions. To the extent contributions to the Retirement Account Plan are limited under tax law, any excess will be paid pursuant to supplemental retirement arrangements. The amounts expensed and reflected in the accompanying consolidated statements of operations were $4,495,000, $4,568,000, and $3,110,000 in 2002, 2001 and 2000, respectively.

The Company has two voluntary defined contribution investment plans covering substantially all employees. Under these plans, the Company matches a portion of an employee’s contributions if certain thresholds are met. Amounts expensed and reflected in the accompanying consolidated statements of operations were $155,000, $2,012,000 and $2,437,000 in 2002, 2001 and 2000, respectively. Effective October 1, 2001, Midwest temporarily suspended matching contributions to its 401(k) program following the events of September 11.

Profit Sharing Plans
The Company has three profit sharing plans: an employee profit sharing plan for substantially all employees of Midwest, an employee profit sharing plan for substantially all employees of Midwest Connect, and an Annual Incentive Plan for key management employees. Company contributions for all plans are based primarily on achieving specified levels of profitability. The Company expensed $0, $0 and $75,000 under these plans during 2002, 2001 and 2000, respectively.

NOTE 14.   SEGMENT REPORTING

Midwest and Midwest Connect constitute the two reportable segments of the Company. The Company’s reportable segments are strategic units that are managed independently because they provide different services with different cost structures and marketing strategies. No single customer accounted for more than 10% of revenue. The accounting policies of the reportable segments are the same as those described in Note 3.

As of December 31, 2002, Midwest offered jet service to 25 destinations throughout the United States by offering single-class, premium service at competitive coach fares. As of December 31, 2002, Midwest operated a fleet of 32 aircraft – 20 DC-9s, 10 MD-81/82s and two MD-88s.

Midwest Connect offers point-to-point service in select markets and increases traffic for Midwest by providing passengers with connecting service to jet flights. As of December 31, 2002, Midwest Connect operated a fleet of 15 Beech 1900D turboprop aircraft and 10 Fairchild 328JETs.

Revenue for passengers who travel on both carriers within a single itinerary is allocated to each entity based on a formula that is dependent on the fare type paid by the passenger. There were 182,095, 166,380 and 138,382 passengers in 2002, 2001 and 2000, respectively, under the aforementioned pricing agreement.

Although Midwest Connect is independent from an operational perspective, Midwest performs a number of services for Midwest Connect including, but not limited to, aircraft scheduling, pricing, reservations, yield management, advertising and fuel procurement. Midwest Connect is charged a marketing service fee for these services – 8.3%, 8.3% and 8.5% of the revenue for passengers who travel exclusively on Midwest Connect and approximately $1.16, $1.16 and $1.15 per passenger for passengers who connect between the carriers for the years ended December 31, 2002, 2001, and 2000, respectively. These service charges comprise a majority of the intercompany revenue and expense between the two segments.

Midwest also performs treasury functions for Midwest Connect, including centrally controlling cash. Midwest Connect earns interest income at market rates for any cash managed by Midwest. This interest income comprises the intercompany interest income and expense shown as eliminations in the following information. The total asset elimination consists primarily of the intercompany payable and receivable balances.

Reportable segments, as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding resource allocation and assessing performance.

2002	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$359,374	$73,079	$(5,479)	$426,974
Operating loss	(47,529)	(6,729)	--	(54,258)
Depreciation and amortization expense	17,312	3,853	--	21,165
Interest income	1,346	1	(114)	1,233
Interest expense	2,951	114	(114)	2,951
(Loss) income before income tax (credit) provision	(48,924)	32,689	--	(16,235)
Income tax (credit) provision	(17,124)	11,441	--	(5,683)
Total assets	324,121	68,470	(15,985)	376,606
Capital expenditures (including purchase deposits
on flight equipment)	53,614	1,127	--	54,741

2001	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$395,335	$67,304	$(5,197)	$457,442
Operating loss	(32,820)	(5,224)	--	(38,044)
Depreciation and amortization expense	18,221	2,724	--	20,945
Interest income	1,793	--	(749)	1,044
Interest expense	2,984	749	(749)	2,984
Loss before income tax credit	(19,227)	(4,453)	--	(23,680)
Income tax credit	(7,114)	(1,648)	--	(8,762)
Total assets	338,322	52,747	(33,698)	357,371
Capital expenditures (including purchase
deposits on flight equipment)	37,649	22,122	--	59,771

2001	Midwest	Midwest Connect	Elimination	Consolidated
Operating revenues	$425,125	$59,257	$(4,361)	$480,021
Operating income (loss)	10,860	(3,982)	--	6,878
Depreciation and amortization expense	15,661	1,345	--	17,006
Interest income	1,863	599	(599)	1,863
Interest expense	938	--	(599)	339
Income (loss) before income taxes and accounting change	11,672	(3,383)	--	8,289
Provision (credit) for income taxes	4,319	(1,257)	--	3,062
Cumulative effect of accounting changes, net	(4,713)	--	--	(4,713)
Total assets	282,452	24,291	(746)	305,997
Capital expenditures (including purchase deposits on
flight equipment)	42,156	13,953	--	56,109

NOTE 15.   CUMULATIVE EFFECT OF ACCOUNTING CHANGES

Effective January 1, 2000, the Company adopted Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the Securities and Exchange Commission in December 1999. SAB 101 provides guidance on the application of generally accepted accounting principles to revenue recognition in financial statements. Prior to the issuance of SAB 101, the Company recognized all revenue from frequent flyer miles sold to partners, net of the incremental cost of providing future air travel, when the mileage was sold, which was consistent with most major airlines. Beginning January 1, 2000, as a result of adopting SAB 101, the Company changed its method used to account for the sale of frequent flyer mileage credits to participating partners such as credit card companies, hotels and car rental agencies. The cumulative effect of the change in accounting method was $(7.8) million (net of taxes of $4.6 million). Under the new accounting method, a portion of the revenue from the sale of frequent flyer mileage credits is deferred and recognized when transportation is provided to the passenger. The Company believes the new method appropriately matches revenues with the period in which services are provided.

Effective January 1, 2000, the Company also changed its accounting policy associated with major maintenance on airframes in conjunction with the Company’s efforts to divide major maintenance events into smaller, more frequent events; as a result, the Company expenses airframe maintenance costs as they are incurred. The cumulative effect of the change in accounting policy was $3.1 million (net of taxes of $1.8 million). In the past, major airframe costs were either 1.) accrued to expense on the basis of estimated future costs and estimated flight hours between major maintenance events, or 2.) capitalized when incurred and amortized on the basis of estimated flight hours until the next major maintenance event. Costs associated with major maintenance on aircraft engines will continue to use the deferral or accrual method.

NOTE 16.   VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Expense	Deductions from Reserve	Balance at End of Year
Allowance for doubtful accounts:
Year ended December 31, 2002	$149,000	$141,000	$(157,000)	$133,000
Year ended December 31, 2001	$226,000	$133,000	$(210,000)	$149,000
Year ended December 31, 2000	$166,000	$127,000	$(67,000)	$226,000
Valuation allowance for deferred tax assets:
Year ended December 31, 2002	$2,000,000	$675,000	--	$2,675,000
Year ended December 31, 2001	--	$2,000,000	--	$2,000,000

NOTE 17.  QUARTERLY FINANCIAL SUMMARY (Unaudited)

(In Thousands, Except Per Share Data)

	Three Months Ended
2002	March 31	June 30	September 30	December 31
Operating revenues	$104,022	$115,975	$103,899	$103,078
Operating expenses (1)	136,689	114,053	117,264	113,226
Other income (expense), net (2)	39,490	92	162	(3)
Operating (loss) income	(32,667)	1,922	(13,365)	(10,148)
Income (loss) before income taxes	6,112	1,483	(13,633)	(10,197)
Provision (credit) for income taxes	2,263	548	(5,044)	(3,450)
Net income (loss)	3,849	935	(8,589)	(6,747)
Income (loss) per share - basic:
Net income (loss)	0.28	0.07	(0.55)	(0.44)
Income (loss) per share - diluted:
Net income (loss)	0.28	0.07	(0.55)	(0.44)

2001	March 31	June 30	September 30	December 31
Operating revenues	$118,929	$135,499	$109,091	$93,923
Operating expenses (1)	129,111	140,219	121,615	104,541
Other income (expense), net (2)	(11)	(11)	8,255	8,071
Operating loss	(10,182)	(4,720)	(12,524)	(10,618)
Loss before income taxes	(10,412)	(5,089)	(4,863)	(3,316)
Income tax credit	(3,852)	(1,883)	(1,799)	(1,228)
Net loss	(6,560)	(3,206)	(3,064)	(2,088)
Loss per share - basic:
Net loss	(0.47)	(0.23)	(0.22)	(0.15)
Loss per share - diluted:
Net loss	(0.47)	(0.23)	(0.22)	(0.15)

(1)	Operating expenses for the three-month period ended March 31, 2002 include an impairment loss of $29,911 related to the accelerated retirement of the Midwest DC-9 fleet in anticipation of accelerated deliveries of Boeing 717 aircraft. Operating expenses for the three-month period ended June 30, 2001 include an impairment loss of $8,839 related to accelerated retirement of eight Midwest DC-9-10 aircraft.

(2)	Other income (expense), net for the three-month period ended March 31, 2002 includes $39,500 associated with the Company’s settlement of its arbitration with Fairchild Dornier GMbH over the cancellation of its 428 JET program. Other income (expense), net for the three-month periods ended September 30, 2001 and December 30, 2001 include $8,269 and $8,071, respectively, for amounts claimed under the Air Transportation Safety and System Stabilization Act for grant money received for losses related to the events of September 11.

NOTE 18.   GOING CONCERN AND MANAGEMENT’S PLANS

Going Concern – The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred substantial operating losses in 2001 and 2002, and existing industry conditions, including record high fuel prices, depressed business travel due to the stagnant economy, and the current threat of war, will likely cause the Company to incur an operating loss in 2003. In addition, the Company’s liquidity position has deteriorated as a result of the losses and additional pressure applied by the Company’s creditors to reduce its obligations.

On March 7, 2003 the Company suspended lease and debt payments associated with most of its aircraft until June 7, 2003. The suspension is intended to provide the Company the opportunity to negotiate a restructuring of the terms and conditions of the leases and other financial obligations with the lessors and other affected creditors to bring them in line with market conditions and better reflect the reduced market values of the aircraft. Because the Company has suspended payments without the assent of the lessors and other affected creditors, the suspension of payments will result in defaults under the terms of the applicable leases and debt obligations, and the suspension will result in a default under the terms of the Company’s bank credit agreement and the Company’s credit card processing agreement for MasterCard/Visa transactions, potentially resulting in an increase of the reserve under that agreement to 100% of the card processor’s exposure, and is likely to result in defaults under other contractual obligations. Such defaults give the other parties to these arrangements certain rights and remedies. While the Company will attempt to negotiate as to the consequences of the defaults with the relevant parties, there is no assurance that the Company will be successful in those negotiations.

The Company’s consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to generate sufficient cash flows to meet obligations on a timely basis, to negotiate new agreements with its aircraft lessors and debt providers, and to obtain additional financing should industry conditions not improve. Management is implementing a number of plans to help alleviate the situations above, as described below.

Management’s Plan – The Company has implemented a number of actions to improve its profitability and liquidity position. On February 26, 2003, the Company announced the launch of a low-fare product focusing on the leisure market. Service on this product is expected to be launched in the third quarter 2003 with five existing MD-80 aircraft that will be converted to a high density seating configuration. This product is expected to enable the Company to serve high-volume leisure destinations more profitably.

The Company announced cost savings measures aimed at improving cash flow by more than $4 million per month. The Company will reduce its planned operating schedule by approximately 12% on April 1, eliminating unprofitable routes and reducing frequency where necessary. The Company will also temporarily reduce its inflight meal service to beverages and snacks, discontinue standard travel agency commissions to match the industry and implement additional service fees for changing nonrefundable tickets, similar to most other airlines. In addition, the Company will implement a 13% workforce reduction to align with the capacity reductions and reduce overhead costs. Remaining employees will receive temporary compensation reductions. The Company is also discussing cost concessions with its labor unions, aircraft lessors and other key vendors. Achieving the Company’s target will require some level of success with all these measures, and there is no assurance that the Company will be successful in achieving its objectives.

The Company is also pursuing other alternatives to increase its short-term liquidity, including the sale of certain assets, support from government entities, and support from its key suppliers and debtors. There is no assurance that the Company will be successful in these plans.

NOTE 19.   SUBSEQUENT EVENTS

On February 26, 2003, the Company announced strategic plans to position its operations for the future – including the launch of a low-fare product focusing on the leisure market; steps to address the decreased traffic, low revenue and record-high fuel prices challenging the airline industry; and a recommitment to its premium-service product, as evidenced by the arrival of the first of 25 new Boeing 717 aircraft. The internal restructuring is discussed in more detail in Note 18. The Boeing 717 program is discussed in more detail in Note 10.

The low-fare product will complement the Company’s existing premium (Midwest) and regional (Midwest Connect) products by offering flights to high-demand leisure destinations at the lower fares leisure travelers want to pay. The decision to launch a low-fare product was based on extensive market research. Service is expected to be launched in third quarter 2003 with five MD-80 aircraft (currently part of the Midwest fleet) that will seat 143-147 passengers in a three-by-two seating configuration in a single-class cabin. Pitch will average 33 inches, similar to Midwest Airlines and more than other low-fare carriers. Onboard service will include beverages, packaged snacks and baked-onboard chocolate chip cookies. Expanding the existing product portfolio will allow the Company to enhance its competitive position by serving a segment of the market that is growing more rapidly than the business travel market, expand to destinations that have not been economically viable to serve with the premium product, and serve some existing destinations more cost efficiently.

On March 7, 2003, the Company announced it was temporarily suspending aircraft lease and debt payments associated with DC-9, MD-80, 328JET and Beech 1900 aircraft through June 7, 2003. The suspension is intended to give the Company the opportunity to renegotiate terms and conditions of the leases and other financial obligations to bring them in line with market conditions and better reflect the reduced market values of the aircraft. See Note 18 for further discussion of the matter.

[Midwest Express Holdings, Inc. Logo]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

Securities and Exchange Commission filing fee	$600
New York Stock Exchange listing fee	$2,500
Accounting fees and expenses	$15,000
Legal fees and expenses	$20,000
Miscellaneous	$2,000
Total expenses	$40,100

        All of the above fees and expenses will be paid by the Registrant. Other than the Securities and Exchange Commission filing fee and New York Stock Exchange listing fee, all fees and expenses are estimated.

Item 14.   Indemnification of Directors and Officers.

        Pursuant to the Wisconsin Business Corporation Law and our By-Laws, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to us and such breach or failure constituted: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonably cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance or expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

        Under certain circumstances, we are required to advance expenses for the defense of any action for which indemnification may be available.

        We also maintain director and officer liability insurance against certain claims and liabilities which may be made against our former, current or future directors or officers.

        The indemnification provided by the Wisconsin Business Corporation Law and our By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

Item 15.   Recent Sales of Unregistered Securities.

Lease Restructuring

        On August 19, 2003, the Registrant reached final agreements on renegotiating its finance agreements with 11 aircraft lessors and lenders to reflect current market conditions. The renegotiated aircraft finance agreements provided for the reduction of the present value of the old agreements by $60-70 million, reduced cash requirements by about $1.1 million per month and converted $24 million of short-term debt into long-term obligations exceeding 10 years at low interest rates. The lessors and lenders, in return for making the agreed to amendments to these finance agreements, received warrants to purchase, in the aggregate, 1,571,467 shares of the Registrant’s common stock at an exercise price of $4.72, with certain protection from dilutive issuances of common stock. All of the lessors and lenders to whom warrants were issued were accredited investors (other than one lessor who qualified as a sophisticated investor due to its knowledge and experience in financial, business and investment matters, including the airline industry and businesses and operations of companies that operate in lines of business similar to the Registrant’s) in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

2003 Private Placements

        On September 30, 2003, the Registrant entered into agreements under which it raised financing of approximately $33 million (net proceeds of approximately $30.5 million, after commissions and expenses). The financing included two components: the sale of $25 million in convertible senior secured notes and the sale of shares of the Registrant’s common stock for approximately $8 million. The Registrant sold the convertible senior secured notes and the common stock in a private placement to certain qualified institutional investors and accredited investors in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 under Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933.

         Debt Transaction

        On September 29, 2003, pursuant to a Securities Purchase Agreement, the Registrant sold convertible senior secured notes (the “Notes”), with certain subsidiaries of the Registrant as co-borrowers (the “Co-Borrowers”), to certain qualified institutional investors and accredited investors (each a “Debt Investor”, and, collectively, the “Debt Investors”) in an aggregate principal amount of $15,000,000 (the “First Closing”). On November 25, 2003, the Registrant sold additional Notes to the Debt Investors in an aggregate principal amount of $10,000,000 (the “Second Closing”, together with the First Closing, the “Debt Transaction”). In connection with the Debt Transaction, the Registrant entered into a Registration Rights Agreement, dated as of September 29, 2003, with the Debt Investors, pursuant to which the Registrant agreed to file with the Securities and Exchange Commission a registration statement covering the resale of the shares of common stock issuable upon conversion of the Notes.

        Because the Registrant and the Co-Borrowers were not in a position to deliver security for the Notes on September 29, 2003, the parties made First Closing deliveries, including the $15,000,000 gross proceeds, under an Escrow Agreement. In accordance with the terms of the Escrow Agreement, on October 21, 2003, the Registrant delivered the necessary security resulting in the Registrant receiving the $15.0 million from the sale of convertible senior secured notes in the First Closing.

        The Notes bear interest at 6.75% and mature on October 1, 2008. Each share of common stock will be accompanied by four-ninths of a Preferred Share Purchase Right in accordance with the Rights Agreement, dated February 14, 1996, as amended, between the Registrant and American Stock Transfer & Trust Registrant (each a “Right”). The Notes are secured by certain assets of the Registrant and the Co-Borrowers in accordance with a Security Agreement and by a Mortgage granted by one of the Co-Borrowers in favor of the Debt Investors. At any time from and after October 1, 2006, subject to the Registrant and the Co-Borrowers satisfying certain conditions specified in the Notes, the Registrant and the Co-Borrowers will have the right to redeem all or part of the Notes.

         Equity Transaction

        Contemporaneously with the Debt Transaction, on September 29, 2003, the Registrant entered into a Securities Purchase Agreement to sell 1,882,353 shares of common stock to certain qualified institutional investors and accredited investors (collectively, the “Equity Investors”) at a price of $4.25 per share in a private placement for an aggregate purchase price of approximately $8,000,000 (the “Equity Transaction”). The Registrant completed the Equity Transaction on November 25, 2003. Each share of common stock was accompanied by four-ninths of a Right.

        In connection with the Equity Transaction, the Registrant entered into a Registration Rights Agreement, dated as of September 29, 2003, with the Equity Investors, pursuant to which the Registrant agreed to file with the Securities and Exchange Commission a registration statement covering the resale of the shares of common stock sold in the Equity Transaction.

2002 Private Placement

        On June 19, 2002, the Registrant sold 1,675,000 shares of its common stock, par value $.01 per share, to certain qualified institutional investors at a price of $13.09 per share in a private placement for an aggregate purchase price of $21,925,750. Each share was accompanied by a Right.

        The Registrant sold its common stock in the private placement to the qualified institutional investors in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 under Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933.

Item 16.   Exhibits and Financial Statement Schedules.

(a)	Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement.

(b)	Financial Statement Schedules. Not Applicable.

Item 17.   Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on November 30, 2003.

MIDWEST EXPRESS HOLDINGS, INC.
By:	/s/ Timothy E. Hoeksema
Timothy E. Hoeksema Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Timothy E. Hoeksema, Robert S. Bahlman and Carol N. Skornicka, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Timothy E. Hoeksema Timothy E. Hoeksema	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	November 30, 2003
/s/ Robert S. Bahlman Robert S. Bahlman	Senior Vice President and Chief Financial Officer and Controller (Principal Accounting and Financial Officer)	November 30, 2003
/s/ John F. Bergstrom John F. Bergstrom	Director	November 30, 2003
/s/ James G. Grosklaus James G. Grosklaus	Director	November 30, 2003
/s/ Ulice Payne, Jr. Ulice Payne, Jr.	Director	November 30, 2003
/s/ Samuel K. Skinner Samuel K. Skinner	Director	November 30, 2003
/s/ Elizabeth T. Solberg Elizabeth T. Solberg	Director	November 30, 2003
/s/ Richard H. Sonnentag Richard H. Sonnentag	Director	November 30, 2003

S-1

Signature	Title	Date
/s/ Frederick P. Stratton, Jr. Frederick P. Stratton, Jr.	Director	November 30, 2003
/s/ David H. Treitel David H. Treitel	Director	November 30, 2003
/s/ John W. Weekly John W. Weekly	Director	November 30, 2003

S-2

EXHIBIT INDEX

Exhibit Number	Document Description

(3.1)	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form 8-B filed May 2, 1996 (File No. 1-13934)).

(3.2)	By-laws of the company as amended through April 29, 1999 (incorporated by reference to Exhibit 3 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-13934)).

(3.3)	Articles of Amendment relating to Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to the company’s Registration Statement on Form 8-B filed May 2, 1996 (File No. 1-13934)).

(4.1)	Rights Agreement, dated February 14, 1996, between the company and U.S. Bank National Association as successor in interest to Firstar Trust Company (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form 8-A filed February 15, 1996 (File No. 1-13934)).

(4.2)	Amendment to the Rights Agreement, dated April 19, 1996, between the company and U.S. Bank National Association as successor in interest to Firstar Trust Company (incorporated by reference to Exhibit 4.1 to the company’s Registration Statement on Form 8-B filed May 2, 1996 (File No. 1-13934)).

(4.3)	Amendment to Rights Agreement, effective as of September 30, 2002, by and among U.S. Bank, National Association, the company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the company’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13934)).

(4.4)	Registration Rights Agreement, dated as of September 29, 2003, by and among the company and the investors named on the signature pages thereto (incorporated by reference to Exhibit 4.2 to the company’s Current Report on Form 8-K filed October 1, 2003 (File No. 1-13934)).

(4.5)	Registration Rights Agreement, dated as of September 29, 2003, by and among the company and the investors named on the signature pages thereto (incorporated by reference to Exhibit 4.8 to the company’s Current Report on Form 8-K filed October 1, 2003 (File No. 1-13934)).

(4.6)	Registration Rights Agreement, dated as of August 19, 2003, by and among the company and the parties named on the signature pages thereto (incorporated by reference to Exhibit 4.3 to the company’s Current Report on Form 8-K filed September 5, 2003 (File No. 1-13934)).

(4.7)	Form of Common Stock Purchase Warrant, dated as of August 19, 2003, issued to the parties named on the signature pages to the related Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the company’s Current Report on Form 8-K filed September 5, 2003 (File No. 1-13934)).

(4.8)	Form of Convertible Senior Secured Note (incorporated by reference to Exhibit 4.3 to the company’s Current Report on Form 8-K filed October 1, 2003 (File No. 1-13934)).

(5)	Opinion of Foley & Lardner (including consent of counsel).

(10.1)	Lease Agreement between Milwaukee County and Midwest Airlines, dated May 12, 1988 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form S-1 (File No. 33-95212) (the “S-1”)).

(10.2)	Airline Lease, as amended, between Milwaukee County and Midwest Airlines, dated October 1, 1984 (incorporated by reference to Exhibit 10.5 to the S-1).

(10.3)	Omaha Airport Authority Agreement and Lease at Eppley Airfield with Midwest Airlines between the Airport Authority of the City of Omaha and Midwest Airlines (incorporated by reference to Exhibit 10.6 to the S-1).

(10.4)	Airline Lease, as amended, between Milwaukee County and Midwest Connect, dated November 23, 1994 (incorporated by reference to Exhibit 10.7 to the S-1).

Exhibit Number	Document Description

(10.5)	Lease Agreement between Milwaukee County and Phillip Morris Incorporated, dated October 7, 1982, to which Midwest Connect has succeeded as lessee (incorporated by reference to Exhibit 10.8 to the S-1).

(10.6)	Tax Allocation and Separation Agreement among Kimberly-Clark Corporation, K-C Nevada, Inc., the company, Midwest Airlines and Midwest Connect dated September 27, 1995 (incorporated by reference to Exhibit 10.1 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-13934)).

(10.7)	Guarantee Fee Agreement between Kimberly-Clark Corporation and the company dated September 27, 1995 (incorporated by reference to Exhibit 10.3 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-13934)).

(10.8)	Employee Matters Agreement between Kimberly-Clark Corporation and the company dated September 27, 1995 (incorporated by reference to Exhibit 10.4 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-13934)).

(10.9)	Tenth Amendment to Airline Lease between Milwaukee County and Midwest Airlines, dated August 18, 1997 (incorporated by reference to Exhibit 10.9 to the company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-13934)).

(10.10)	Eleventh Amendment to Airline Lease between Milwaukee County and Midwest Airlines, dated December 17, 1997 (incorporated by reference to Exhibit 10.10 to the company’s Annual Report of Form 10-K for the year ended December 31, 1997 (File No. 1-13934)).

(10.11)	Twelfth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated April 21, 1998 (incorporated by reference to Exhibit 10 to the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-13934)).

(10.12)+	Assignment of Rights Agreement between Dolphin Trade & Finance, LTD and Midwest Airlines, dated November 14, 1997 (incorporated by reference to Exhibit 10.11 to the company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-13934)).

(10.13)	Midwest Express Holdings, Inc. 1995 Stock Option Plan, as amended through February 13, 1997 (incorporated by reference to Exhibit 4.2 to the company’s Registration Statement on Form S-8 (File No. 333-44253)). (Further amendment effected on April 25, 2001. See Exhibit (10.24) below).

(10.14)	Midwest Express Holdings, Inc. 1995 Stock Plan for Outside Directors, as amended through February 20, 2002 (incorporated by reference to Exhibit 10.14 to the company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-13934)).

(10.15)	Annual Incentive Compensation Plan, amended through February 11, 1998 (incorporated by reference to Exhibit 10.14 to the company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-13934)).

(10.16)	Supplemental Benefits Plan (incorporated by reference to Exhibit 10.19 to the company’s Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-13934)).

(10.17)	Form of Key Executive Employment and Severance Agreement between the company and each of Timothy E. Hoeksema, Carol N. Skornicka, Robert S. Bahlman, David C. Reeve, Christopher I. Stone and Thomas J. Vick (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form S-1 (File No. 333-110639)).

(10.18)	Form of Key Executive Employment and Severance Agreement between the company and Dennis J. O’Reilly and certain other officers (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form S-1 (File No. 333-110639)).

(10.19)	Thirteenth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated April 5, 1999 (incorporated by reference to Exhibit 10 to the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-13934)).

Exhibit Number	Document Description

(10.20)	Fourteenth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated June 15, 1999 (incorporated by reference to Exhibit 10 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-13934)).

(10.21)	Fifteenth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated February 16, 2000 (incorporated by reference to Exhibit 10 to the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-13934)).

(10.22)	Seventeenth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated June 29, 2000 (incorporated by reference to Exhibit 10 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File no. 1-13934)).

(10.23)	Sixteenth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated January 1, 2001 (incorporated by reference to Exhibit 10.23 to the company’s Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-139394)).

(10.24)	Amendment to Midwest Express Holdings, Inc. 1995 Stock Option Plan, as approved by the company’s shareholders on April 25, 2001 (incorporated by reference to Appendix B to the Notice of Annual Meeting and Proxy Statement of Midwest Express Holdings, Inc. for the Annual Meeting of the Shareholders on April 25, 2002 (File No. 1-3934)).

(10.25)	Senior Secured Revolving Credit Agreement dated as of August 31, 2001, among Midwest Express Holdings, the several lenders from time to time parties thereto and U.S. Bank National Association. (incorporated by reference to Exhibit 10 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 1-13934)).

(10.26)	First Amendment to Senior Secured Revolving Credit Agreement, dated as of January 9, 2002, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.26 to the company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-13934)).

(10.27)	Eighteenth Amendment to Airline Lease, as amended between Milwaukee County and Midwest Airlines, dated July 27, 2001 (incorporated by reference to Exhibit 10.27 to the company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-13934)).

(10.28)	Second Amendment to Senior Secured Revolving Credit Agreement, dated as of June 28, 2002, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13934)).

(10.29)	Third Amendment to Senior Secured Revolving Credit Agreement, dated as of August 29, 2002, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13934)).

(10.30)	Fourth Amendment to Senior Secured Revolving Credit Agreement, dated as of September 30, 2002, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.3 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13934)).

(10.31)	Fifth Amendment to Senior Secured Revolving Credit Agreement, dated as of October 7, 2002, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.4 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13934)).

Exhibit Number	Document Description

(10.32)	Intercreditor Agreement, dated as of October 7, 2002, by and among U.S. Bank National Association; Bank One, NA; M&I Marshall & Ilsley Bank; Thrivent Financial for Lutherans; and Midwest Express Holdings (incorporated by reference to Exhibit 10.5 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13934)).

(10.33)+	General Terms Agreement, dated August 13, 2001 (the “August Terms Agreement”), between Rolls-Royce Corporation and Astral Aviation, Inc. (“Astral”) and Side Letter Number One to the August Terms Agreement, dated August 13, 2001, between Rolls-Royce Corporation and Astral (incorporated by reference to Exhibit 10.1 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13934)).

(10.34)+	Purchase Agreement DCT-043/01, dated August 13, 2001 (“Embraer Purchase Agreement”), between Embraer – Empresa Brasileira de Aeronautica S.A. (“Embraer”) and Astral; Letter Agreement DCT-044/01, dated August 13, 2001 (“Embraer Letter Agreement”), between Embraer and Astral relating to Embraer Purchase Agreement, including Amendment No. 01 to Embraer Letter Agreement, dated September 27, 2001, between Embraer and Astral; Amendment No. 01 to Embraer Purchase Agreement, dated September 27, 2001, between Embraer and Astral; Amendment No. 02 to Embraer Purchase Agreement, dated October 19, 2001, between Embraer and Astral; and Amendment No. 03 to Embraer Purchase Agreement, dated March 6, 2002, between Embraer and Astral (incorporated by reference to Exhibit 10.2 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13934)).

(10.35)+	General Terms Agreement, dated April 11, 2002 (the “April Terms Agreement”), between Rolls-Royce Deutschland Ltd & Co KG (“Rolls-Royce”) and Midwest Airlines and Side Letter Agreement Number One to the April Terms Agreement, dated April 12, 2002, between Rolls-Royce and Midwest Airlines (incorporated by reference to Exhibit 10.3 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13934)).

(10.36)+	Aircraft General Terms Agreement Number AGTA-MWE, dated September 28, 2001 (the “AGTA-MWE Terms Agreement”), among The Boeing Company, and its wholly-owned subsidiary McDonnell Douglas Corporation (“McDonnell”), and Midwest Airlines; Letter Agreement (6-1162-RCN-1483) to the AGTA-MWE Terms Agreement and 717 Purchase Agreement (defined below), dated September 28, 2001 (“Letter Agreement No. 1 to AGTA-MWE”), between McDonnell and Midwest Airlines; and Letter Agreement (6-1162-RCN-1484) to the AGTA-MWE Terms Agreement and 717 Purchase Agreement, dated September 28, 2001 (“Letter Agreement No. 2 to AGTA-MWE”), between McDonnell and Midwest Airlines (incorporated by reference to Exhibit 10.4 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13934)).

(10.37)+	Purchase Agreement Number 2371, dated September 28, 2001 (“717 Purchase Agreement”), between McDonnell and Midwest Airlines; Supplemental Agreement No. 1 to 717 Purchase Agreement, dated April 12, 2002, between McDonnell and Midwest Airlines; Letter Agreement No. 1 to AGTA-MWE (see above); Letter Agreement No. 2 to AGTA-MWE (see above); Letter Agreement (6-1162-RCN-1497) to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Airlines; Letter Agreement (6-1162-RCN-1503) to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Airlines; Letter Agreement (6-1162-RCN-1593) to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Airlines; Letter Agreement (6-1162-RCN-1476) to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Airlines; Letter Agreement (6-1162-RCN-1481R1) to 717 Purchase Agreement, dated April 12, 2002, between McDonnell and Midwest Airlines; Letter Agreement (6-1162-RCN-1482) to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Airlines; and Letter Agreement (6-1162-MJB-002) to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Airlines (incorporated by reference to Exhibit 10.5 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13934)).

Exhibit Number	Document Description

(10.38)	Sixth Amendment to Senior Secured Revolving Credit Agreement and Limited Waiver, dated as of February 18, 2003, by and among Midwest Express Holdings, Inc., the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.39 to the company’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13934)).

(10.39)	Seventh Amendment to Senior Secured Revolving Credit Agreement and Limited Waiver, dated as of August 29, 2003, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10 to the company’s Current Report on Form 8-K filed September 5, 2003 (File No. 1-13934)).

(10.40)	Partial Termination, Consent and Cash Collateral Agreement, dated as of October 21, 2003, by and among Midwest Express Holdings, the lenders party thereto and U.S. Bank National Association (incorporated by reference to Exhibit 10.40 to the company's Registration Statement on Form S-1 (File No. 333-110639)).

(10.41)	Securities Purchase Agreement, dated as of September 29, 2003, by and among the company and the investors named on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the company’s Current Report on Form 8-K filed October 1, 2003 (File No. 1-13934)).

(10.42)	Form of Basic Moratorium Note (incorporated by reference to Exhibit 4.1 to the company’s Current Report on Form 8-K filed September 5, 2003 (File No. 1-13934)).

(10.43)	Securities Purchase Agreement, dated as of September 29, 2003, by and among the company and the investors named on the signature pages thereto (incorporated by reference to Exhibit 4.7 to the company’s Current Report on Form 8-K filed October 1, 2003 (File No. 1-13934)).

(21)	List of the company’s subsidiaries (incorporated by reference to Exhibit 21 to the company’s Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-139344)).

(23.1)	Consent of Deloitte & Touche LLP, Independent Auditors.

(23.2)	Consent of Foley & Lardner (filed as part of Exhibit (5)).

(24)	Power of Attorney relating to subsequent amendments (included on the signature page to this Registration Statement)

        + Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.